SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period

March 30, 2012

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period February 16, 2012 to March 30, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/s/ Stephen Foster

Name:	Stephen Foster

Title:	Company Secretary

Date:	April 2, 2012

To:	The Manager

Announcements

Company Announcements Office

Australian Securities Exchange

Public Announcement 2012 – 5AWC

Please find attached, for immediate release, a public announcement concerning Directors’ interests.

/s/ Stephen Foster
Stephen Foster Company Secretary 13 March 2012

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01  Amended 01/01/11

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John BEVAN

Date of last notice	18 February 2011

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

381,646 fully paid ordinary shares held by the John and Sharon Bevan Pty Ltd Family Trust of which Mr Bevan is a beneficiary.

50,506 fully paid ordinary shares held by Shorty’s Superannuation Fund of which Mr Bevan is a beneficiary.

Date of change

No. of securities held prior to change

Class

Number acquired	Nil

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change

381,646 fully paid ordinary shares held by the John and Sharon Bevan Pty Ltd Family Trust of which Mr Bevan is a beneficiary.

50,506 fully paid ordinary shares held by Shorty’s Superannuation Fund of which Mr Bevan is a beneficiary.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Performance Rights granted under Alumina Long Term Incentive Plan

Nature of interest	Performance Rights granted under Alumina Long Term Incentive Plan

Name of registered holder (if issued securities)	N/A

Date of change	9 March 2012

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	770,300 Performance Rights in Alumina Limited granted under the Alumina Long Term Incentive Plan held, subject to future performance testing.

Interest acquired	418,500

Interest disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Mr Bevan has been granted 418,500 Performance Rights under the Alumina Long Term Incentive Plan (Alumina Employee Share Plan), subject to shareholder approval being granted at the Company’s 2012 Annual General Meeting.

Interest after change	1,188,800 Performance Rights in Alumina Limited granted under the Alumina Long Term Incentive Plan held, subject to future performance testing.

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No

If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A

If prior written clearance was provided, on what date was this provided?	N/A

To:	The Manager

Announcements

Company Announcements Office

Australian Securities Exchange

Public Announcement 2012 – 6AWC

Attached is an announcement released by Standard & Poor’s regarding Alumina Limited’s long term credit rating.

/s/ Stephen Foster
Stephen Foster Company Secretary 29 March 2012

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

The McGraw-Hill Companies

STANDARD

&

POOR’S

Press Release

Alumina Ltd. Ratings Placed On CreditWatch Negative On Expected Weakening In Credit Metrics Due To Challenging Trading Conditions

Melbourne, March 28, 2012—Standard & Poor’s Ratings Services said today that it had placed its ‘BBB’ long-term corporate credit and issue ratings on Alumina Ltd. on CreditWatch with negative implications.

“The CreditWatch placement reflects our concerns that current challenging trading conditions could weaken Alumina’s financial metrics to levels below our expectation for the ‘BBB’ rating,” Standard & Poor’s credit analyst May Zhong said. “If currently soft aluminum and alumina prices, higher input costs, and the strength of the Australian dollar were to persist, it will pressure Alumina’s key cash flow metrics in 2012.”

In the first quarter of calendar 2012 aluminum prices have averaged about US$0.99 per pound, compared to an average of US$1.09 per pound in 2011. In addition, the Australian dollar remains at above parity against the U.S. dollar. We also expect oil and caustic prices to remain at relatively high levels in 2012.

Alumina’s credit quality critically depends on a stable dividend stream paid by Alcoa World Alumina and Chemicals (AWAC). The company relies heavily on the cash flows from AWAC to meet its debt obligations and dividend payments. Although AWAC has a track record of maintaining a high dividend payout ratio, its dividend payment is sensitive to movements in exchange rates, aluminum and alumina prices, and lumpy capital commitments. We expect the unfavorable trading conditions to reduce AWAC’s earnings in 2012 to less than that in 2011. Furthermore, Alumina relies on Alcoa Inc. (BBB-/Stable/A-3; 60% shareholder and operator of AWAC) to respond to adverse trading conditions due to Alumina’s status as a 40% minority shareholder in AWAC.

We expect to resolve the CreditWatch after a review of Alumina’s financial metrics in light of the current challenging conditions in the aluminum industry. We will also consider AWAC’s operational and financial flexibility in preserving cash flows for dividend payments to its joint-venture partners in our review.

About Standard & Poor’s

Standard & Poor’s Ratings Services, part of The McGraw-Hill Companies (NYSE:MHP), is the world’s leading provider of independent credit risk research and benchmarks. We publish more than a million credit ratings on debt issued by sovereign, municipal, corporate and financial sector entities. With over 1,400 credit analysts in 23 countries, and more than 150 years’ experience of assessing credit risk, we offer a unique combination of global coverage and local insight. Our research and opinions about relative credit risk provide market participants with information and independent benchmarks that help to support the growth of transparent, liquid debt markets worldwide.

Media Contact:

Richard Noonan, Melbourne, (61) 3 9631 2152, richard_noonan@standardandpoors.com

Credit Analysts:

May Zhong, Corporate & Infrastructure Finance Ratings, may_zhong@standardandpoors.com Adrian Chow, Corporate & Infrastructure Finance Ratings, adrian_chow@standardandpoors.com

Ratings may not be compiled into a database or systematically distributed or shared for commercial purposes in a manner that substitutes for a paid Standard & Poor’s service. Standard & Poor’s (Australia) Pty. Ltd. holds Australian financial services licence number 337565 under the Corporations Act 2001. Standard & Poor’s credit ratings and related research are not intended for and must not be distributed to any person in Australia other than a wholesale client (as defined in Chapter 7 of the Corporations Act).

To:	The Manager

Announcements

Company Announcements Office

Australian Securities Exchange

Public Announcement 2012 – 7AWC

Attached, in accordance with Listing Rule 4.7 is a copy of Alumina Limited’s Annual Report 2011.

/s/ Stephen Foster
Stephen Foster Company Secretary 29 March 2012

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

ALUMINA LIMITED

The changing shape of the bauxite market

ALUMINA LIMITED

ANNUAL REPORT 2011

[GRAPHIC APPEARS HERE]

CONTENTS

The financial report covers the consolidated entity of Alumina Limited and its subsidiaries. The financial report is presented in US dollars.

Alumina Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is: Alumina Limited, Level 12, IBM Centre,

60 City Road, Southbank Victoria 3006.

A description of the nature of the consolidated entity’s operations and its principal activities is included in the review of operations and activities on pages 3–6 and in the Directors’ report on page 26, both of which are not part of this financial report.

The financial report was authorised for issue by the Directors on 7 March 2012. The Company has the power to amend and reissue the financial report.

Through the use of the internet, we have ensured that our corporate reporting is timely, complete, and available globally at minimum cost to the Company. All press releases, financial reports and other information are available at our Investor Centre on our website: www.aluminalimited.com.

02 AT A GLANCE

03 CHAIRMAN AND CHIEF EXECUTIVE

OFFICER’S REPORT 2011

07 SUSTAINABILITY

10 CORPORATE GOVERNANCE

24 DIRECTORS’ REPORT

28 REMUNERATION REPORT

49 FINANCIAL SUMMARY

50 Statements of comprehensive income

51 Balance sheets

52 Statements of changes in equity

53 Statements of cash flows NOTES

54 1 Summary of significant accounting policies

62 2 Financial risk management

65 3 Critical accounting estimates and judgements

66 4 Revenue

66 5 Other income

66 6 Expenses

67 7 Income tax expense

68 8 Earnings per share

68 9 Dividends

BALANCE SHEET

69 10 Current assets – cash and cash equivalents

69 11 Current assets – receivables

70 12 Investments in associates

74 13 Non–current assets – property, plant & equipment

74 14 Current liabilities – payables

75 15 Interest–bearing liabilities

76 16 Current liabilities – provisions

76 17 Non–current liabilities – deferred tax liabilities

76 18 Non–current liabilities – provisions

EQUITY

77 19 Contributed equity

78 20 Share–based payments

79 21 Reserves, retained profits and treasury shares

OTHER

81 22 Notes to the statements of cash flows

81 23 Financing facilities

82 24 Financial instruments

84 25 Investments in controlled entities

86 26 Contingent liabilities

86 27 Commitments for expenditure

87 28 Related party transactions

87 29 Key management personnel disclosures

90 30 Remuneration of auditors

90 31 Financial reporting by segment

91 32 Parent entity financial information

92 33 Prior period revision

92 34 Events occurring after the balance sheet date

93 Directors’ declaration

94 Independent audit report to the members

96 Shareholder information

97 Financial history

AT A GLANCE

Profits improved in 2011 as aluminium and alumina prices increased and production reached a record. The initial conversion of some of the alumina pricing to an index/spot basis enabled margins to expand. However, conditions deteriorated towards the end of 2011 with significantly reduced aluminium and alumina prices and the Australian dollar remaining at high levels against the US dollar.

ALUMINA LIMITED RESULTS Alumina limited’s functional and presentation currency is now US dollars.

$127M

Net profit US$127 million

(2010: net profit US$34.6m)

$128M

Underlying earnings of US$128 million (2010: US$37m)

6 CENTS

Total dividend to shareholders of US$ 6 cents per share

(2010: US$ 6 cents per share)

$174.5M

Share of AWAC underlying profit US$174.5 million (2010: US$86.6m)

14%

Gearing 14 per cent

(2010: 10 per cent)

$232M

AWAC dividends of US$232 million received

(2010: US$234m)

4.1%

Return on Equity 4.1%

(2010: 1.2%)

The underlying fundamentals for alumina remain positive. Growth in the demand for aluminium will be slower than last year, but is estimated to be 5 to 7 per cent above 2011 levels. AWAC remains low on the cost curve and has flexibility to adapt to these conditions. The medium term outlook for demand is positive.

Alumina Limited is well positioned to benefit from AWAC’s market position with its long-life bauxite resources and over 17 million tonnes of alumina production capacity.

AWAC – A GLOBAL JOINT VENTURE

Alumina Limited is a leading Australian company listed on the Australian Securities Exchange (ASX) and the New York Stock Exchange (NYSE).

We invest worldwide in bauxite mining, alumina refining and selected aluminium smelting operations through our 40 per cent ownership of Alcoa World Alumina and Chemicals (AWAC), the world’s largest alumina business. Our partner, Alcoa, owns the remaining 60 per cent of AWAC, and is the manager. The AWAC joint venture was formed in 1994 and our relationship with Alcoa dates back to 1961.

AWAC RESULTS

$469.7M AWAC net profit after tax US$469.7 million (2010: US$335.3 million) 15.7M Record alumina production of 15.7 million tonnes (2010: 15.2 million) $739M AWAC cash from operations US$739 million (2010: US$724 million)

CHAIRMAN AND CHIEF EXECUTIVE OFFICER’S REPORT 2011

The 2011 year was one of continued recovery from the falling demand and prices experienced in 2008 and 2009. Profitability and cash flow generation improved during the year as aluminium and alumina prices increased.

However, the European and United States debt concerns that gained prominence later in the year have recently impacted on prices and profitability. The Company enters 2012 facing challenging market conditions with lower prices and a weak US dollar.

For much of 2011, strong levels of demand for alumina meant improved pricing, with realised alumina prices up 22 per cent on the prior year. However, towards the end of 2011, the concern over government debt in Europe and the USA significantly reduced aluminium and alumina prices.

There were pressures on input costs throughout 2011. In addition, the Australian dollar remained strong during the year and, together with lower sales prices in the second half, saw reduced profits in late 2011.

Brazil was a highlight with the recently commissioned Juruti bauxite mine and expanded Alumar alumina refinery performing at or above design capacity in 2011, increasing production during the year. AWAC’s alumina production in 2011 was a record 15.7 million tonnes.

BOARD

In November 2011 Mr Don Morley retired as Non-executive Director and Chairman of Alumina Limited, a position he held and conducted since the formation of the Company in December 2002. Mr Morley exercised his considerable industry experience, financial skill and energy in leading the Board of Directors in pursuing and upholding shareholder interests, often in challenging global economic times. We acknowledge and thank Mr Morley for his considerable contribution to the Company.

The Board appointed Mr John Pizzey to succeed Mr Morley as Chairman of the Company. Mr Pizzey has been a Non-executive Director with the Company since June 2007. Mr Peter Wasow joined the Board in August 2011 as a Non-executive Director. The Board is delighted Mr Wasow has joined the Company.

ALUMINA LIMITED 2011 RESULT HIGHLIGHTS

In 2011 Alumina Limited made a profit of $US$126.6 million (2010: US$34.6 million).

Alumina received US$232 million of fully franked dividends from AWAC, compared to US$234 million in 2010. Alumina Limited’s cash receipts from operations primarily comprise the dividends received from the AWAC joint venture. Generally, the Board intends, on an annual basis, to distribute cash from operations after debt servicing and corporate cost commitments have been met. Dividends will be fully franked for the foreseeable future. When making this decision the Board considers the following: – level of Alumina Limited’s debt; – capital needs of AWAC; and – market outlook.

The Company declared dividends of six US cents per share for the 2011 year (six US cents in 2010), with the final dividend being three US cents per share.

Underlying earnings after tax was US$128 million (2010: US$36.7 million) (underlying earnings exclude non-cash revaluations of certain energy contracts and retirement benefit obligations which do not relate to operations during the current reporting period).

Corporate costs were US$17.3 million. Most of Alumina Limited’s costs are incurred in Australian dollars. The translation of Australian dollar costs into US dollars has been impacted by the strength of the Australian dollar and this is a significant reason for the increase in corporate costs. Funding costs declined to US$28.5 million from US$38.7 million in 2010 due largely to a decline in the costs of amortising the convertible bonds, which were redeemed during the year.

AWAC FINANCIAL PERFORMANCE

AWAC’s 2011 net profit after tax was US$469.7 million (2010: US$335.3 million). Revenues increased over 22 per cent compared to 2010.

Price movements accounted for 90 per cent of the revenue increase with volume increase driving the remaining 10 per cent. This reflected both the transition to pricing third party smelter grade alumina sales with reference to alumina price indices, and the increase in aluminium prices over 2011, which flowed through to alumina contracts priced as a percentage of aluminium.

Operating margins were at $70 per tonne in 2011 an improvement of $23 per tonne on 2010. Higher realised prices offset the impact of the weaker US dollar and higher raw material and energy costs.

CHAIRMAN AND CHIEF EXECUTIVE OFFICER’S REPORT 2011 (CONTINUED)

The average cash cost of alumina production increased by US$40 per tonne compared to 2010. The most significant influence on the increase in cash costs of production (approximately US$18 per tonne) was the weakness of the US dollar, compared to the Australian dollar and the Brazilian Reais. In addition, input costs such as energy, caustic soda and bauxite all rose.

AWAC produces aluminium at two smelters in Australia. The average aluminium price was higher than 2010 while the cost of production rose due to higher prices for alumina, energy, coke and pitch and the stronger Australian dollar. Restructuring costs and weaker markets in the second half of 2011 lowered the smelters performance relative to the first half, with operating losses incurred in the fourth quarter.

The 2011 AWAC profit pre-tax included several one-off items, including a US$43 million profit on the sale of Alcoa of Australia land assets, a US$14 million loss on smelter restructuring costs and a provision for remediation at the St Croix refinery, which is no longer operated by AWAC. Cash from operations rose marginally over 2010, reflecting higher realised prices for alumina and aluminium offset by raw material cost increases and higher tax payments. Capital expenditure totalled US$392 million, which was below expectations at the start of 2011 of approximately US$500 million.

Approximately US$300 million was associated with sustaining capital, with the majority of this in Australia. The Australian operations commenced expenditure on moving a mine crusher during 2011. The move of the mine crusher in Australia (an A$285 million project) will continue over 2012 and 2013.

ALUMINA MARKET

AWAC has recently been undertaking a major change to the pricing of its alumina sales. Approximately 20 per cent of AWAC’s third party alumina sales in 2011 shifted to being sold at alumina price indices (API) or spot prices.

The API prices better reflect the alumina industry fundamentals. The pricing of alumina, until 2011, had largely been linked to aluminium pricing, and has ceased to reflect the operating and capital costs of the alumina industry. These emerging market driven indices are based on spot price transactions and should positively impact the revenue received by alumina producers as the linkage based contracts linked to aluminium prices expire and are replaced with an index based price.

The independent alumina pricing indices gained further acceptance in 2011. A number of alumina producers are now reporting entering into alumina contract pricing based on reported index prices. There has been an increasing acceptance by customers to move to an index price.

AWAC is continuing this change to its alumina sales pricing structure so that a greater proportion of sales are at API or spot prices. By the end of 2012, AWAC will sell approximately 40 per cent of alumina third party sales at API or spot prices. API prices during the year exceeded those of historical contracts, where alumina is priced as a percentage of the aluminium price. The average API price for 2011 was US$375 per tonne. The API price peaked in 2011 at US$420 per tonne in April and finished the year at US$305 per tonne.

CAPITAL MANAGEMENT

Alumina Limited’s net debt at 31 December 2011 was US$472 million compared with US$353 million at the start of 2011. Alumina Limited’s gearing remains at 14.1 per cent. During the year, US$168 million of convertible bonds were repurchased at face value, using existing bank facilities. The convertible bond is now fully repaid. Alumina Limited also replaced maturing bank facilities.

Excluding amortization of the debt facility from the Brazil National Development Bank, there are no debt maturities in 2012. At year end there was US$295 million in headroom on debt facilities.

AUD/USD EXCHANGE RATE

1.2 0.9 0.6

1 Jan 2009 1 Jul 2 010 1 Jan 2012

Source: Thomson Reuters

ALUMINIUM US CENTS/lb

150 120 90 60 30

2 Jan 2009 2 Jul 2010 1 Jan 2012

Source: Thomson Reuters

AWAC GROWTH PROJECTS

For most of the year the Alumar alumina refinery in Brazil operated at its post 2.1 million metric tonnes per year (mtpy) expansion nameplate capacity of 3.5 million mtpy, following the resolution of commissioning issues experienced in 2010. The 2.6 million mtpy Juruti bauxite mine has successfully been able to increase annual production above it’s nameplate 2.6 million mtpy.

The Juruti bauxite deposit has a long mine life expectancy and provides strategic opportunities to further increase production.

AWAC is involved in a greenfield mine and a refinery growth project in Saudi Arabia which are currently under construction and is held in a joint venture between Ma’aden (74.9%) and AWAC (25.1%). The mine at Al Ba’itha (4 million mtpy) and refinery at Ras Al Khair (1.8 million mtpy) are due to come on stream in 2014. The refinery is expected to have access to low cost power and will be supplied bauxite from its own mine. The Ma’aden refinery investment will assist AWAC in maintaining its low cash cost position.

Alumina Limited is required to provide equity funding of US$140 million between 2010 and 2014. The mine and refinery will be project financed to the extent of approximately 60 per cent. In 2011 the Ma’aden Bauxite and Alumina Company signed a US$1 billion financing agreement with the Public Investment Fund and further financing agreements for the mine and refinery project totalling US$991.5 million with local and international banks and financial institutions. The refinery has been designed to facilitate growth through creep and expansion.

In the longer term, increased investment in bauxite mining and alumina refining will be necessary to supply strong demand from increasing non-integrated smelters in the Middle East, India and China. At recent alumina prices, there may be insufficient new alumina capacity built in the western world, given capital costs of US$1,500 to US$2,000 per tonne. This will put pressure on new investment that generally requires high levels of capital expenditure, added regulatory approvals and in many countries, increased royalties and taxes.

SUSTAINABILITY

Sustainability is at the heart of Alumina Limited’s purpose to pursue long term shareholder value from our 40 per cent investment in AWAC, our global joint venture with operating partner, Alcoa.

Sustainability is a core business issue and a long term strategy in maintaining AWAC’s competitive edge and safeguarding its licence to operate and grow. Irrespective of market highs and lows, our aim is for AWAC to remain sustainable on economic, social and environmental parameters. To this end, in 2011 we developed new governance structures in consultation with our partner in AWAC, Alcoa, to increase management reporting on sustainability performance against targets and key indicators.

Also in 2011 the AWA of Brazil SA Advisory Board was established, recognising the growing importance of the Brazilian operations to AWAC’s future. We also developed a Global Reporting Initiative (GRI) based sustainability update to provide improved disclosure on Alumina Limited’s and AWAC’s sustainability practices. The update is available for viewing on the Company website.

CARBON EMISSIONS REDUCTION

In November 2011 the Australian Federal Government passed the Clean Energy Future legislation, enabling the implementation of a carbon tax from 2012.

Alumina Limited is currently awaiting final regulations to determine its specific implications for the Australian alumina and aluminium industries and the AWAC joint venture. Our focus is on the carbon tax’s long term impact on the competitive position of these local industries, which are currently among the most efficient in the world, competing in a global marketplace, where other producers are largely not subject to a carbon price.

CHANGES TO THE ALUMINA INDUSTRY

The bauxite, alumina and aluminium markets are experiencing significant change as China continues to increase its share of world production. The global alumina and aluminium industry is becoming less vertically integrated, with independent aluminium smelters becoming part of China’s growth. The development of demand for aluminium in China has been such that it is 42 per cent of world demand. China’s alumina industry is expanding significantly, partially relying on imported bauxite. The availability and cost of bauxite to China will be a key driver of world alumina markets.

The level of bauxite imported to China increased by 50 per cent in 2011, forming 25 per cent of its bauxite needs. The price of imported bauxite to China has been increasing as the higher levels of demand place strains on available supply.

AWAC is the world’s largest bauxite miner, producing over 40 million tonnes per annum for its refineries. The recent development of the greenfield bauxite mine in Brazil by AWAC offers strategic opportunities for that deposit.

Operating margins in the alumina industry have been reduced in recent years due to US dollar revenues that have historically been linked to metal not rising sufficiently to offset increases in basic inputs such as cost of labour, energy, caustic soda and freight. The weaker US dollar has increased operating costs incurred in the local currency of refineries. Also, commodity prices, such as oil, caustic soda, and freight, have increased significantly, partly driven by China’s demand. We believe the changes to the structure of alumina pricing should address this impact of higher costs on operating margins.

CHAIRMAN AND CHIEF EXECUTIVE OFFICER’S REPORT 2011 (CONTINUED)

OUTLOOK

ALUMINIUM

In the past ten years, aluminium demand has outgrown all metals except steel and by a considerable amount.

The medium term view of commodity demand remains positive for aluminium. Despite this, rising costs and a slight supply deficit, aluminium prices fell in the second half of 2011, largely due to poor market sentiment and unprecedented speculative selling. The supply side of the industry is being seriously affected by negative economics and disruptions, not demand contraction. In 2011, the global aluminium market experienced a small deficit. Overall stocks of aluminium have remained reasonably stable. Global demand for aluminium is expected to continue to grow by between 5 per cent to 7 per cent in 2012.

The current global economic conditions that are impacting the aluminium industry have led to curtailment of aluminium production at higher cost aluminium smelters. In January 2012 Alcoa initiated curtailments at three European smelters and two US smelters that will reduce its global smelting capacity by 12 per cent (531,000 tonnes). In February 2012, it was announced that a review of the future viability of AWAC’s Point Henry aluminium smelter in Geelong will be conducted in the first half of 2012. The Point Henry smelter with a capacity of 190,000 tonnes per annum is currently unprofitable due to a combination of low metal prices, a high Australian dollar and input costs which has prompted the review. The goal is continued profitable operation of the smelter however curtailment is a possible outcome.

ALUMINA

The global alumina market was balanced in 2011 and is likely to be balanced in 2012. However, as alumina prices have been low for an extended period, it appears likely that some of the alumina production at the high end of the cost curve will be curtailed in the near term. Beyond 2012, much of the announced alumina additional capacity to meet demand is planned to come from India. Projects in India have been delayed and the market could tighten if India’s expansions projects continue to be delayed. There could also be delays to expansions in Brazil and Guinea. Considerable expansion is forecast to come on in China, although the operating cash costs in China are expected to increase due to worsening quality of domestic bauxite and a higher percentage of imported bauxite. Outside of China and India, demand for alumina is expected to grow strongly in the Middle East over the next five years. AWAC is well placed, as a low cost alumina producer, to benefit from improvements in market demand and prices.

AWAC cash costs per tonne of alumina production are expected to increase from 2011, with increases in the cost of fuel oil and caustic. Productivity gains are expected which will offset some of these increases.

IN SUMMARY

The Company’s 2011 result was a step forward towards an improvement in returns after previous disappointing results. The structure of the alumina industry is undergoing substantial change. The short term outlook for AWAC is for the combination of a weaker US dollar and lower sales prices to place pressure on operating margins.

The aluminium and alumina industry is moving into uncertain times in 2012 with global macro-economic conditions remaining weak, especially in Europe. Pricing for aluminium has recovered marginally from its low point, however remains subdued. The weak aluminium price has resulted in a number of announced production curtailments with many smelters running at a cash loss. The current weak price and high Australian dollar has led to a review of AWAC’s Point Henry aluminium smelter located at Geelong, Australia.

China is expected to continue growing, both in terms of demand and supply, supporting alumina prices and strong demand for imported bauxite. The continuing move to utilise alumina price indices and the transitioning from an aluminium linked percentage price for alumina to an index based price is important to future returns for the Company. We thank our employees for their contribution and commitment to achieving our objectives.

JOHN PIZZEY Chairman

JOHN BEVAN Chief Executive Officer

SUSTAINABILITY AND ALUMINA LIMITED

Alumina Limited understands the fundamental link between long-term profitability and the sustainability of AWAC’s operating performance.

Decisions and actions we make today influence future economic, environmental and social outcomes, and determine long-term profitability and returns for our shareholders.

Sustainable development and growth is fundamental to AWAC, and we recognise our joint-venture partner, Alcoa, as a world leader in corporate sustainable development.

SUSTAINABILITY APPROACH

Alumina Limited’s role is to support AWAC to achieve best practice in environment, safety, community and financial performance through strong, collaborative and informed governance.

We do this by:

- reviewing AWAC’s long-term objectives and strategies with managing partner Alcoa;

- supporting the policies and practices that Alcoa implement in AWAC to ensure sustainable operations;

- reviewing reports of non-compliances on safety and health, environmental or labour grounds; and

- reviewing reports on the internal control environment. Alumina Limited’s Board uses this knowledge of AWAC’s sustainability performance to assess potential risks and opportunities for shareholders. We use our own risk assessment processes, which are reviewed and updated through the Audit Committee.

SUSTAINABILITY CHALLENGES AND MATERIALITY

AWAC is the world’s largest alumina business. With approximately 17 per cent of world alumina production capacity and employing over 7,000 people worldwide, AWAC has established or developing operations located in 8 countries.

AWAC is a resource intensive business that brings with it sustainability challenges.

While generating substantial economic and social benefits, we are mindful of the need to balance these activities with responsible environmental stewardship to minimise negative impacts on local environments and neighbouring communities. Major sustainability challenges for AWAC are:

- clean energy sources for an energy intensive business in an increasingly carbon constrained world;

- bauxite residue and storages; and

- carbon emission reductions.

From a sustainability perspective, to determine what is important to Alumina Limited, its stakeholders and the AWAC joint venture Alumina’s executive management conducted an internal assessment. As a result, the following matters were identified as key sustainability issues:

SUSTAINABILITY AND ALUMINA LIMITED (CONTINUED)

AWAC AREAS OF KEY MATERIALITY

POTENTIAL IMPACT ON SUSTAINABILITY OF AWAC

Energy usage and security

Energy is an essential component in alumina and aluminium production. As both processes are energy intensive, it represents approximately 29 per cent of all alumina costs and 36 per cent of all aluminium costs. Energy efficiency is a key factor in sustainable business and environmental performance.

Water management and security

Water is an essential raw material, used at every point of AWAC’s mining, refining and smelting operations. Water scarcity has the potential to impact AWAC’s costs, production volume and financial performance.

Emissions

Aluminium production is an energy intensive operation. The carbon footprint is significantly affected by the electricity energy provider. Greenhouse gas emissions (GHG) are the natural corollary to AWAC’S energy intensive operations. High energy use results in high emission levels, especially when much of that energy is sourced from fossil fuel products such as fuel oil, coal and electricity generated from coal fired power stations.

Land management and rehabilitation

Bauxite mining accounts for the majority of land that is disturbed as a result of AWAC’s operations. AWAC is committed to minimising the disturbance of the original habitat. AWAC works closely with community and regulatory stakeholders to restore those lands affected to the most productive use possible, including, where feasible, re-establishing pre-operating conditions.

Waste

Alumina and aluminium processing creates waste products, the most significant being bauxite residue (approximately 1.5 tonne of residue results per tonne of alumina produced). Minimising waste through innovative processes and alternative uses for waste products are priorities that will reduce AWAC’s environmental footprint.

Workforce health and safety

Managing safety in AWAC’s complex mining and manufacturing environment requires strong systems as well as a focused safety culture committed to continuous improvement. As the operator, Alcoa has invested substantial intellectual, financial and system resources over several decades to understand the key drivers behind safety behaviour with the sole aim of eliminating fatalities and serious injuries from AWAC’s operations.

Relationships with neighbouring local communities where AWAC conducts business

AWAC is a global enterprise that conducts business in diverse markets and different communities, each with their own values and customs. It is important that interactions are conducted in a way that respects local communities and human rights fostering positive long-term relationships for mutual benefit.

A vital element of Alumina Limited’s sustainability endeavours are the governance structures and processes through which Alumina Limited contributes to AWAC’s development.

SUSTAINABILITY GOVERNANCE FRAMEWORK

ALUMINA LIMITED

The Alumina Limited Board is the Company’s ultimate governing body.

The Board has ratified Governance policies and practices developed and maintained by Alumina’s senior management, directed at ensuring regulatory requirements are met and ethical standards maintained.

AWAC

AWAC has a clearly defined governance and management framework which relies on both informal and formal mechanisms.

Formal mechanisms include AWAC’s formal governing body, the Strategic Council and the ancillary Boards of Alcoa of Australia Limited and AWA of Brazil SA Advisory Board. Alumina Limited has proportionate representation on those bodies.

Informal mechanisms include regular contact between Alumina Limited and Alcoa. This is the most effective and immediate way for the partners to govern the joint venture and its dynamic global environment. Senior managers and board members hold frequent face-to-face meetings and site visits to obtain sound operational understanding. These practices are supported through online communications. During 2011, in recognition of the expanding operations and growing importance to AWAC’s future, the Board visited Juruti in Brazil. Senior management also visited the Pinjarra alumina refinery and Huntly bauxite mine in Western Australia. Also in 2011 Alumina Limited and Alcoa made significant governance implementations. Those governance developments included:

- Establishing the AWA of Brazil SA Advisory Board, recognising the growing importance of the Brazilian operations to AWAC’s future as well as the complex nature of working in areas of high biodiversity with indigenous local communities; and

- Extending sustainability reporting at Strategic Council level to include more detailed reporting of AWAC site sustainability performance against targets and key indicators.

Those decisions acknowledged the changes within the AWAC enterprise as well as developments in the external environment.

CARBON TAX 2011

In November 2011 the Australian Federal Government passed the Clean Energy Future legislation, enabling the implementation of a carbon tax from 2012.

Alumina Limited is currently reviewing the legislation to determine its specific implications for the Australian alumina and aluminium industries and the AWAC joint venture. Alumina Limited is focusing on the carbon tax’s long-term impact on the competitive position of these local industries, which are currently among the most efficient in the world, and compete in a global marketplace where other producers are largely not subject to a carbon price.

While we support an economy-wide response to the challenge of climate change that incentivises improvements, it is vital to preserve the international competitiveness of the Australian industry.

To read more on Alumina Limited’s and AWAC’s sustainability performance, please refer to the Sustainability Update on the Company’s website: http://aluminalimited.com/Sustainability/Update/2010/

CORPORATE GOVERNANCE

APPROACH TO CORPORATE GOVERNANCE

Alumina Limited’s corporate governance approach is centred on:

- striving to apply best practice corporate governance policies, practices and disclosure;

- establishing clear lines of authority and delegation of responsibilities; and

- appropriate internal controls and accountability.

For more in-depth information on Alumina Limited’s Board and Committee Charters and corporate governance policies and practices, please refer to the Company’s website: www.aluminalimited.com/governance/

GOVERNANCE FRAMEWORK

VALUES AND CODE OF CONDUCT

BOARD AND COMMITTEE CHARTERS

BOARD OF DIRECTORS

AUDIT COMMITTEE

Responsibilities

- Financial management & reporting

- Internal controls

- Risk management framework

- Audit strategy & performance

NOMINATION COMMITTEE

Responsibilities

- Director selection & appointment

- Identify necessary Board & committee competencies

- assess director skills and competency

COMPENSATION COMMITTEE

Responsibilities

- Oversight of remuneration, compensation plans, policies and practice

DELEGATED AUTHORITIES

CORPORATE GOVERNANCE AND INTERNAL CONTROLS

CHIEF EXECUTIVE OFFICER

Senior Management – Management Committee

Ultimate responsibility for the strategic direction of the Company and the discharge of the Company’s responsibilities rests with the Board of Directors. The Board acts within the governance boundaries expressed in its Charter and also within the ethical boundaries of Alumina Limited’s Code of Conduct and Values.

To assist in the oversight and monitoring of the Company’s business activities and practices, the Board has established an:

- Audit Committee;

- Nomination Committee; and

- Compensation Committee.

Each Committee operates under its own Charter and consists wholly of independent directors.

Day-to-day management of the Company is delegated to the Chief Executive Officer and the senior management team via a range of delegated authorities and a system of governance and internal controls. Those systems are subject to scrutiny by independent internal and external auditors who report to the Board/Committees on the performance and integrity of those controls.

COMPLIANCE WITH CORPORATE GOVERNANCE CODES

Alumina Limited is a listed company on the Australian Securities Exchange ("ASX") and the New York Stock Exchange ("NYSE"). Alumina Limited meets each of the requirements of the ASX Corporate Governance Council's Corporate Governance Principles and Recommendations with 2010 Amendments (2nd Edition) and the NYSE compliance rules as they apply to foreign listed entities.

Since 2004, Alumina Limited's corporate governance practices have been consistently rated above those of the average overall global rating for all companies in the Industrial Metals Sector, as assessed by GovernanceMetrics International, an independent world leading corporate governance rating agency. In 2011, GovernanceMetrics International rated Alumina Limited's governance performance 8.5 out of 10 (the average rating of Australian companies was 6.65).

THE ROLE OF ALUMINA LIMITED'S BOARD OF DIRECTORS

The Board of Directors is accountable to represent shareholders' interests. The Board fulfills its mandate by:

- appointing the Chief Executive Officer;
- monitoring the performance of the Chief Executive Officer and senior executives;
- formulating Alumina Limited's strategic direction and monitoring its execution;
- monitoring and optimising business performance; and
- approving Alumina Limited's external financial reporting.

The role, duties and responsibilities of the Board, and the delegation of authority to senior executives, are defined in the Board Charter, which is available on the Company's website *www.aluminalimited.com*

The Board has specific roles to fulfil and delegates authority over the day-to-day management of the Company to the Chief Executive Officer (CEO) and his senior executive team. The Board Charter and Company Policies define the scope of authority delegated to senior management.

BOARD MEMBERSHIP

The Alumina Limited Board comprises four Non-executive Directors and an Executive Director – the Chief Executive Officer, Mr John Bevan. Board members at the date of this report are:

DIRECTOR	DIRECTOR STATUS	DATE OF APPOINTMENT
Mr John Pizzey	Chairman, Independent Non-executive Director	8 June 2007
Mr Peter Hay	Independent Non-executive Director	11 December 2002
Ms Emma Stein	Independent Non-executive Director	3 February 2011
Mr Peter Wasow	Independent Non-executive Director	26 August 2011
Mr John Bevan	Executive Director (CEO)	16 June 2008

During 2011, two longstanding Non-executive Directors retired and two new members were appointed.

On 30 November 2011, Mr Don Morley retired as Chairman and Non-executive Director after serving in that capacity for nine years. Mr John Pizzey succeeded Mr Morley as Chairman of the Board. Mr Pizzey subsequently relinquished his role as Chairman of the Audit Committee and Mr Peter Wasow, who joined the Board in August 2011, was appointed to that role on 30 November 2011.

On 3 February 2011, Ms Emma Stein joined the Board as a Non-executive Director.

On 3 March 2011, Mr Ron McNeilly retired as Non-executive Director and Chairman of the Compensation Committee after nine years of service. On 3 March 2011, Mr Peter Hay was appointed Chairman of the Compensation Committee and Ms Stein replaced Mr Hay as Chair of the Nomination Committee.

Mr Hay has completed nine years of service as a Director during 2011 and under the Nomination Committee Charter, Mr Hay was due to retire. Under the Nomination Committee Charter, Non-executive Directors retire after nine years of continuous service unless otherwise requested to continue by the Board. The Board requested that Mr Hay continue as a Non-executive Director. To ensure continuity of knowledge, Mr Hay agreed to the Board's request to extend his service beyond nine years.

A brief biography of each Alumina Limited Director and the period they have held office, is available on pages 24 and 25 of this report.

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CORPORATE GOVERNANCE (CONTINUED)

In 2009, Alumina Limited’s shareholders approved the adoption of a new Constitution that, among other changes, requires Directors (excluding the Chief Executive Officer) to retire at the third annual general meeting since they were last elected or re-elected. A retiring Director seeking re-election is subject to an appraisal and recommendation by the Nomination Committee whether to support the Director’s re-election. The Board reviews the Nomination Committee recommendation to determine whether to recommend that shareholders vote in favour of the re-election. Mr Wasow, who was appointed a Director by the Board on 26 August 2011, will stand for election at the 2012 Annual General Meeting in accordance with the Company’s Constitution.

BOARD SUCCESSION PLANNING AND DIRECTOR APPOINTMENT

The Nomination Committee regularly reviews the size and composition of the Board and whether its members possess the necessary competencies and expertise for the role. The Nomination Committee is also responsible for the Board’s succession planning and, as necessary, nomination of candidates to fill any vacancy on the Board. The procedure for selection and appointment is detailed in the Nomination Committee Charter, available on the Company’s website.

DIRECTOR SKILLS AND EXPERIENCE

The Board recognises that a key to successfully overseeing Alumina Limited and its interest in AWAC, is the complementary representation on the Board of skills, background and experience bringing diversity of thought and robustness in decision-making. Responsibility for assessing the appropriateness of experience and mix of skills of existing and prospective Directors rests with the Nomination Committee. The Committee established several key requirements for Board members and determined that the Directors have the necessary skills and experience.

Key requirements are summarised as follows:

- Established management and leadership skills;

- International experience;

- Industry knowledge and experience;

- High level of governance experience;

- Proven record of developing and implementing successful strategy;

- Financial expertise;

- Capital projects experience; and

- Joint venture experience.

DIRECTOR INDEPENDENCE

To ensure that the interests of shareholders are not clouded by external interests, the Board requires that its members are independent of management (if a Non-executive Director) and have no material business or other relationship with the Alumina Limited Group that could materially impede their objectivity or the exercise of independent judgment, or materially influence their ability to act in the best interests of the Group.

Alumina Limited has a policy that requires the Board to assess director independence on an annual basis and other wise as it feels warranted.

In assessing the independence of Directors the following matters are taken into account:

- any existing relationships with the Alumina Limited Group–whether directly or indirectly with the Director–including professional affiliations and contractual arrangements;

- any past relationships with the Alumina Limited Group, either direct or indirect;

- materiality thresholds; and

- the definitions of independence embodied in Australian and US corporate governance standards.

In forming a decision on director independence, the materiality thresholds used by Alumina Limited include:

- the value of a contractual relationship is the greater of $250,000 or 2 per cent of the other company’s consolidated gross revenues;

- in relation to a principal of, or employee of, a present or former material professional adviser or consultant of the Company within the previous three years, the greater of $250,000 or 2 per cent of the professional adviser’s or consultant’s gross revenues; or

- for an employee or any family member currently employed as an executive officer by another company that makes payments to or receives payments from the Alumina Limited Group for property or services in an amount that exceeds, in any single fiscal year, the greater of $250,000 or 2 per cent of the other company’s consolidated gross revenues.

The Board has concluded that all Non-executive Directors who held office during 2011 are (or were during their period of office) independent. In reaching this conclusion the Board has considered the following relationships and associations:

- Mr Morley held an executive position with WMC Limited until October 2002. The Board concluded that his previous position did not result in him taking into account any interests other than those of the Company in acting as Director and Chairman.

- Mr Hay is a Non-executive Director of Australia and New Zealand Banking Group Limited (ANZ), a company that has a contractual relationship with Alumina Limited. Mr Hay declared his interest and has not participated in any decision-making matter that relates to Alumina Limited’s dealings with ANZ. The Board concluded that Mr Hay’s directorship of ANZ does not prejudice his independence.

- Mr Pizzey was, until December 2003, Group President of the Alcoa World Alumina & Chemicals joint venture. Mr Pizzey previously held options in Alcoa Inc however at the time of writing this report Mr Pizzy does not hold any options in, or shares in, Alcoa Inc. It is considered that the Alcoa Inc options did not constitute a material personal interest. Mr Pizzey’s previous employment with Alcoa Inc and AWAC does not materially impede his objectivity, exercise of independent judgment, or ability to act in the best interests of the Company. Mr Pizzey’s employment with Alcoa Inc ceased in December 2003, over eight years ago, and his role as Non-executive Director does not involve him in reviewing actions which he had taken previously as an executive of Alcoa Inc.

- Mr McNeilly did not have any previous association with the Company or any other relationships that were relevant to his independence.

- Ms Stein is a director of DUET, a majority owner of the Dampier to Bunbury Natural Gas Pipeline (DBNGP) in which Alcoa of Australia Limited has a 20 per cent interest and is a user. Alumina Limited has a 40 per cent interest in Alcoa of Australia Limited. Ms Stein declared her interest and has not participated in any decision-making matter that relates to Alcoa of Australia Limited’s dealings with the DBNGP. The Board concluded that Ms Stein’s directorship of DUET does not prejudice her independence.

- Mr Wasow does not have any previous association with the Company or any other relationships that are relevant to his independence.

- Mr Bevan is not considered independent due to his executive responsibilities.

For further information on materiality thresholds and director independence, please refer to the Company’s Director Independence Policy, available on the Company’s website.

DIVERSITY

In 2010, Alumina Limited formalised its commitment to diversity in the workplace by approving its Diversity Policy. This policy applies to all Alumina Limited employees, including contractors and consultants acting on the Company’s behalf, and includes the recruitment and selection process, terms and conditions of employment including pay, promotion, work assignment, and training as well as any other aspect of employment. Details of the policy are set out under the policies section of the Company’s website www.aluminalimited.com/diversity-policy/ The Diversity Policy includes a commitment to establishing measurable objectives for gender diversity. The objectives for 2011 were:

2011 OBJECTIVES RESULT

To include in the Nomination Committee Charter Complete responsibility for diversity, including an annual review and report on the relative proportion of women and men in the workforce at all levels of the Company To engage consultants that support and Complete promote the Company’s diversity policy, including assisting to identify additional suitably qualified external female candidates To ensure that candidate lists for permanent Complete employee positions are recognisably diverse by age, sex or ethnicity To ensure that in the interview process for Complete each executive position there is at least one appropriately qualified female candidate and at least one female on the interview panel To consider diversity when reviewing board Complete succession plans with the aim to improve gender representation and diversity

For most of 2011, women represented 36 per cent of all employees in Alumina Limited and 33 per cent of senior management. Ms Stein is the only female representative on the Board of Directors and the ratio of female to male is 20 per cent.

In 2011 the Board approved an additional diversity objective for 2012; it being a goal that the Company’s Board of Directors include at least one female Non-executive Director.

DIRECTORS’ AND EXECUTIVES’ REMUNERATION

Details of the remuneration policies and practices of Alumina Limited are set out in the Remuneration Report on pages 28 to 43 of this report. Shareholders will have the opportunity to vote on a non-binding resolution to adopt the Remuneration Report at the 2012 AGM.

DIRECTORS’ SHARE OWNERSHIP

Alumina Limited’s Company Policy requires Directors to hold shares equal to, or greater than, one year’s annual fees by the expiry of their first term as a Director. Once attained, that level of share ownership must be maintained throughout their term of office.

The Non-executive Director Share Plan requiring Non-executive Directors to purchase shares each year in Alumina Limited equivalent to a minimum value of 10 per cent of their annual fees was terminated in 2009 following the introduction of new tax legislation.

Details of the Non-executive Director share acquisition policy and number of shares held by each Non-executive Director are disclosed on pages 30 and 42 of the Remuneration Report.

CHIEF EXECUTIVE OFFICER

The Chief Executive Officer operates under delegated authority from the Board to manage the day-to-day affairs of the Company. The Chief Executive Officer’s responsibilities include:-recommending strategic initiatives to the Board and, where approved, ensuring their implementation;-managing the day-to-day operation of the Company according to the Code of Conduct and Values;-preparing and presenting the Company’s business plans; and-appointing and reviewing the performance of senior management.

The performance evaluation of the Chief Executive Officer is conducted twice annually by the Chairman of the Board. The Chief Executive Officer is responsible for assessing the performance of the Senior Management Team.

BOARD MEETINGS

In 2011 the Board met on 10 occasions to conduct its duties. In addition, Committees convened by the Board met on three occasions to deal with specific business matters.

Scheduled Board meetings typically involve:

- approving previous minutes and considering outstanding items arising from minutes;-a review of the Chief Executive Officer’s Business Performance Report;-reports on funding;-reports on capital works projects and special projects;-reports from Committee Chairs; and-consideration of business and governance matters. Board meetings are generally attended by the executive management team of the Chief Financial Officer and the General Counsel/Company Secretary. Other senior managers and expert consultants participate in meetings as required. One meeting per annum is devoted to a review of Alumina Limited’s strategic plan and the approval of the strategic direction of the Company.

Non-executive Directors conduct meetings from time to time without the presence of executives. The Chairman of the Board presides over these meetings. To enable interested parties to make any concern known to Non-executive Directors, the General Counsel/Company Secretary, Mr Foster, acts as an agent for the Non-executive Directors. Procedures for the handling of all direct communications for Non-executive Directors are detailed on the Company’s website.

Directors’ attendance at Board and Committee meetings is detailed on page 20 of this report.

DIRECTOR EDUCATION

Director education is a considered a valuable adjunct to a Director’s personal skill set and experience. Alumina Limited Directors receive briefings to update their industry knowledge and are provided relevant information on corporate governance and regulatory changes as they apply to corporate governance, accounting standards and relevant industry matters.

They also receive detailed analysis on aluminium and alumina industry matters prepared by independent industry consulting firms. This is supplemented by visits to operating sites for business reviews and by presentations to the Board from AWAC executives.

New Non-executive Directors undertake an induction program on their appointment.

BOARD COMMITTEES AND MEMBERSHIP

Each Committee functions under a specific charter and consists solely of the Board's Non-executive Directors. Committee membership and the record of attendance are detailed in the table on page 20. It is Company policy that the Chairman of the Board does not Chair a Board Committee. In 2011, the Chairman of the Board, Mr Pizzey, and his predecessor, Mr Morley, did not chair any of the Board Committees. The Committee Charters are detailed in full on the Company website at *www.aluminalimited.com/committee-charters*.

CURRENT BOARD AND COMMITTEE MEMBERSHIP

BOARD	AUDIT COMMITTEE	NOMINATION COMMITTEE	COMPENSATION COMMITTEE
Mr John Pizzey (Chair)	Mr Peter Wasow (Chair)	Ms Emma Stein (Chair)	Mr Peter Hay (Chair)
Mr Peter Hay	Mr John Pizzey	Mr John Pizzey	Mr John Pizzey
Ms Emma Stein	Mr Peter Hay	Mr Peter Hay	Ms Emma Stein
Mr Peter Wasow	Ms Emma Stein	Mr Peter Wasow	Mr Peter Wasow

AUDIT COMMITTEE

ROLE

The primary role of the Audit Committee is to assist the Board in fulfilling its responsibilities for Alumina Limited's accounts and external reporting. This is achieved by ensuring that appropriate processes to support the Board are in place in relation to:

- reporting of financial information to users of financial reports;
- application of accounting policies;
- financial management;
- internal financial control systems, including internal audit; and
- independent auditor qualifications, independence and performance.

The Audit Committee is also responsible for assessing the Company's exposure to business risks including the strategies in place for managing key risks, and to determine whether there is appropriate coverage in the internal audit plans. The Committee also reviews other issues as requested by the Board or the Chief Executive Officer.

The Audit Committee is chaired by Mr Peter Wasow who the Board regards as a financial expert.

ACTIVITIES UNDERTAKEN IN 2011

In 2011 the Audit Committee met eight times and reviewed:

- the work plans of the external and internal auditors and their performance against those plans;
- the Auditors' reports;
- an evaluation of Alumina Limited's disclosure procedures and controls;
- the Risk Management Framework; and
- internal control policies.

For further information on the scope and responsibilities of the Audit Committee in relation to the external audit function, refer to the Company's website: *www.aluminalimited.com/audit-committee-charter*

COMPENSATION COMMITTEE

ROLE

The Compensation Committee is responsible for overseeing the Company's remuneration and compensation philosophy, strategies and plans, and policies and practices to ensure that:

- shareholder and employee interests are aligned;
- Alumina Limited is able to attract, develop and retain talented employees; and
- the integrity of Alumina Limited's reward program is maintained.

The Committee's brief includes overseeing of the Company's Short Term and Long Term incentive plans, remuneration for Non-executive Directors, Chief Executive Officer succession planning and transparent disclosure of the Company's remuneration practices.

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CORPORATE GOVERNANCE (CONTINUED)

ACTIVITIES UNDERTAKEN IN 2011

The Compensation Committee met six times during 2011 to review and establish measurable objectives against which the Chief Executive Officer’s compensation is to be assessed, to consider the impact of legislative changes, to assess changes to the Short-Term and Long-Term incentive plans, to review senior executive emoluments and to conduct appraisals.

The other functions performed by the Committee are described in greater detail in Alumina Limited’s Remuneration Report found on page 28 and 29 in this report and on the Company’s website: www.aluminalimited.com/compensation-committee

NOMINATION COMMITTEE

ROLE

The Nomination Committee assists the Board in fulfilling its responsibilities to shareholders with regard to:

- identifying the necessary and desirable competencies of Board members;

- regularly assessing competencies necessary to be represented by Board members;

- the selection and appointment process for Directors;

- regularly reviewing the size and composition of the Board, including succession plans; and

- determining which Non-executive Directors are to retire in accordance with the provisions of Alumina Limited’s Constitution.

To ensure that the Board has an appropriate mix of skills and experience, the Nomination Committee will consider individuals for Board membership who have demonstrated high levels of integrity and performance in improving shareholder returns, and who can apply such skills and experience to the benefit of the Company.

ACTIVITIES UNDERTAKEN IN 2011

The Nomination Committee met five times during 2011.

In 2011 activities undertaken by the Nomination Committee included succession planning, undertaking a search for a new Director, recommending the appointment of two new independent Directors and considering the suitability of Mr Pizzey for re-election to the Board. For further information on the scope and responsibilities of the Nomination Committee, refer to the Company’s website www.aluminalimited.com/nomination-committee

PERFORMANCE EVALUATION

BOARD AND COMMITTEES

In 2011 the Board and its Committees conducted a self-assessment of outcomes versus key performance criteria as contained in the scope of responsibilities and duties in the relevant Charters. This process involved each Director completing a detailed questionnaire ranking performance in relation to relevant business, management and governance matters.

The results of the questionnaire responses were collated and evaluated by the Board on a topic-by-topic basis. Initiatives to improve issues identified in the performance evaluation were discussed and approved.

The Directors and Committee members concluded that the Board and it Committees conducted their duties in accordance with their relevant Charters and key performance criteria.

Directors seeking re-election at an Annual General Meeting are subject to a peer review to determine if their performance meets the performance criteria prior to receiving endorsement for re-election.

CHAIRMAN, NON-EXECUTIVE DIRECTORS AND CHIEF EXECUTIVE OFFICER

The performance of the Chairman of the Board is assessed annually by the Chairman of the Nomination Committee in consultation with the other Non-executive Directors.

The Chairman of the Board reviews each Director’s individual performance annually and that of the Chief Executive Officer on a semi-annual basis.

SENIOR EXECUTIVES

The Chief Executive Officer undertakes a semi-annual review of the performance of each Senior Executive against individual tasks and objectives. Further information about those processes can be found in the Remuneration Report on pages 28 to 43 in this report.

DIRECTORS’ ACCESS TO INDEPENDENT ADVICE

In order to fulfil their duties and responsibilities, the Board, its Committees and individual Directors equally are entitled to seek independent expert advice on any matter as considered necessary, with the consent of the Chairman of the Board. The Chairman requires approval of the Board to seek independent advice. Independent advice might be sought in relation to technical or specialised matters and any expense incurred will be met by the Company.

PROMOTING ETHICAL CONDUCT AND BEHAVIOUR

Alumina Limited has established overarching values that form the ethical framework for the Company’s Code of Conduct. The Code of Conduct drives the way in which Alumina Limited conducts its business and behaviour. The Code of Conduct was developed by aligning the Company’s agreed core values with best practice corporate governance models. The Code applies to Directors, employees and contractors. The Code of Conduct is reviewed regularly to ensure it is relevant and accurately reflects best practice principles.

Alumina Limited also has a Sustainability Policy that outlines the Company’s commitment and goals towards sustainable business practices in relation to the Company, AWAC and stakeholders.

Alumina Limited’s Values and Code of Conduct are detailed in full on the Company’s website www.aluminalimited.com/ values-and-code-of-conduct/

COMPANY SECRETARY

Mr Stephen Foster is the Company Secretary/General Counsel. A profile of Mr Foster’s qualifications and experience is set out on page 20. The role of Company Secretary/General Counsel in Alumina Limited includes:-providing legal advice to the Board and management as required;-advising the Board on corporate governance principles;-generally attending all Board meetings and preparing the minutes; and-managing compliance with regulatory requirements. The position of Company Secretary/General Counsel is ratified by the Board.

CORPORATE REPORTING AND RISK MANAGEMENT

The Chief Executive Officer and the Chief Financial Officer have made the following certifications to the Board:

- In their opinion:

- Alumina Limited’s financial records for the financial year have been properly maintained in accordance with section 286 of the Corporations Act 2001;

- the financial statements and the notes comply with the accounting standards; and-the financial statements and the notes give a true and fair view, in accordance with section 297 of the

Corporations Act 2001.

- the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

- The above certification is founded on a sound system of risk management and internal control and that system is operating effectively in all material respects in relation to financial reporting risks.

SHARE TRADING POLICY

Alumina Limited has a policy on the trading of its shares by its Directors and employees. The Board believes it is in the interests of all shareholders for Directors and employees to own shares in the Company, and so encourages shareholding subject to prudent controls and guidelines on share trading. The policy prohibits Directors and employees from engaging in short-term trading of any Alumina Limited securities, buying or selling Alumina Limited shares if they possess unpublished, price-sensitive information, trading in derivative products over the Company’s securities or entering into transactions in products which limit the economic risk of their security holdings in the Company. In addition, Directors and senior management must not buy or sell Alumina Limited shares in the period between the end of the half or full financial year and the release of the results for the relevant period. Directors and senior management must also receive approval from the Chairman or Chief Executive Officer before buying or selling Company shares. A copy of Alumina Limited’s Share Trading Policy can be found on the Company’s website www.aluminalimited.com/share-trading-policy/

CONTINUOUS DISCLOSURE

Alumina Limited has a Continuous Disclosure Policy that defines the legal and regulatory obligations, materiality guidelines and reporting process, and is designed to ensure compliance with the continuous and periodic disclosure obligations under the Corporations Act 2001 and ASX Listing Rules and to ensure accountability at a senior executive level for that compliance. Responsibility for meeting ASX disclosure requirements rests primarily with the Company Secretary. Training is conducted annually with all staff to ensure they understand the Company’s obligations, and their role in fulfilling them, under the continuous disclosure provisions. A review of continuous disclosure matters, if any, is conducted at each Board meeting.

Copies of Alumina Limited’s releases to ASX, investor presentations and Annual Reports are available on the Company’s website at www.aluminalimited.com/announcements/. Alumina Limited’s Continuous Disclosure Policy is available on the Company’s website www.aluminalimited.com/ continuous-disclosure-policy/

CORPORATE GOVERNANCE (CONTINUED)

CONFLICTS OF INTEREST

Each Director has an ongoing responsibility to determine if they have a conflict of interest, whether direct, indirect, real or potential, that may impede their impartial decision-making. Directors are required to disclose to the Board details of any transactions or interests that may create a conflict of interest. Alumina Limited’s Constitution expressly forbids a Director voting on a matter in which they have a direct or indirect material personal interest as defined in Section 195 of the Corporations Act 2001 to the extent that it is prohibited by the Corporations Act 2001 or ASX Listing Rules.

AUDIT GOVERNANCE

EXTERNAL AUDIT

PricewaterhouseCoopers is Alumina Limited’s external audit services provider. The Audit Committee is delegated responsibility for managing the relationship with the external auditor including their appointment, compensation and agreeing the scope and monitoring the performance and effectiveness of the annual internal and external audit plans and approval of non-audit related work. The Committee also reviews, at least annually, the assessment of the Company’s exposure to business risks and the strategies in place for managing key risks, and to determine whether there is appropriate coverage in the internal audit plans. The external auditor reports to Alumina Limited’s Audit Committee, which is responsible for agreeing to the scope of the work performed by the auditor and monitoring its progress against plan. All reports issued by the auditor to the Committee are prepared in accordance with Australian Accounting Standards. In accordance with the applicable provisions of the Corporations Act 2001, the external auditor provides an annual declaration of its independence to the Audit Committee. Alumina Limited’s External Auditor Selection and Rotation Policy requires that the lead Partner involved in the external audit of the Company should not remain beyond five years. The term of the current Partner expires in 2012.

Further information on the relationship with the external auditor is covered in the Audit Committee Charter which is available on the Company’s website.

NON-AUDIT SERVICES

Alumina Limited and PricewaterhouseCoopers have adopted the following policy in relation to any work undertaken by PricewaterhouseCoopers that does not directly relate to the audit of the Company’s Australian or US statutory accounts:

- PricewaterhouseCoopers services which have fees of up to $100,000 require the prior approval of the Audit Committee Chairman. Such approval shall include the scope of the services and the approximate amount of fees, and shall be reported to the next Audit Committee meeting;

- For PricewaterhouseCoopers’ services of more than $100,000 and less than $250,000, the provision of such services requires the prior approval of the Audit Committee;

- For services of more than $250,000, unless

PricewaterhouseCoopers’ skills and experience are integral to the services (in which case the provision of such services requires the prior approval of the Audit Committee), the proposed services are to be put to competitive tender with the requirement for Chief Financial Officer, Chief Executive Officer and Audit Committee Chairman’s approval of the inclusion of PricewaterhouseCoopers in the tender list. The awarding of a contract, following a competitive tender, to PricewaterhouseCoopers for the provision of these services also requires the prior approval of the Audit Committee.

Details of non-audit services are described in the Directors’ Report on pages 26 and 27.

ATTENDANCE AT THE ANNUAL GENERAL MEETING

The Partner representing the external auditor attends Alumina Limited’s AGM and is available at the meeting to respond to shareholder questions relating to content and conduct of the audit and accounting policies adopted by the Company in relation to preparation of the financial statements. Written questions for the auditor will be accepted by Alumina Limited up to five days before the AGM.

INTERNAL AUDIT

Alumina Limited’s internal audit function is conducted by independent accounting firm Deloitte Touche Tohmatsu. It is the internal auditor’s role to act independent of management and external audit to evaluate whether the Company’s processes and controls provide an effective risk management and control framework, and to report their findings to the Audit Committee. The internal auditor has open access to the Chairman of the Audit Committee. The Audit Committee approves the annual internal audit plan and reviews reports on internal audit findings at least annually.

MANAGING BUSINESS RISK

Alumina Limited’s Risk Management Policy sets out the policies and procedures for covering risks such as those relating to markets, credit, price, operating, safety, health, environment, financial reporting and internal control. The Risk Management Policy has been adopted by the Board. Alumina Limited is exposed to risks, both indirectly through its investment in AWAC, and directly as a separately listed public company.

Alcoa, as manager of AWAC, has direct responsibility for managing the risks associated with the AWAC business. Alcoa utilises its policies and management systems to identify, manage and mitigate those risks. Alumina Limited reviews the management and mitigation of AWAC risks through its participation on the AWAC Strategic Council and the Boards of the key operating entities within AWAC. Alumina Limited uses internal controls as well as risk management policies that are appropriate to its risks as an independent corporate entity. Alumina Limited has developed a Risk Management Framework that profiles a range of material business risks, both financial and non-financial in nature, which are potentially significant for the current operation and profitability and/or long-term value of the Company. Each material business risk identified has an explicit risk strategy and system of internal controls. Alumina Limited’s most significant commercial risk exposures are to alumina and aluminium prices, financing risks, foreign exchange risk, joint venture structure risks, and capital project risk.

Management has provided a report to the Alumina Limited Board on the effectiveness of Alumina Limited’s management of its material business risks, and assurance from the Chief Executive Officer and Chief Financial Officer that the declaration provided in accordance with section 295A of the Corporations Act 2001 (refer to Corporate Reporting on page 17) is founded on a sound system of risk management and internal control and that the system is operating effectively in all material respects in relation to financial reporting risks.

Alumina Limited’s Risk Management Policy and controls are covered in more detail in the Governance section of the Company’s website www.aluminalimited.com/risk-management/

EXCHANGE RATE AND ALUMINIUM PRICE RISK

AWAC’s operations are well placed on the global cost curve. AWAC’s revenues are underpinned by sales contracts with high quality industry participants which, in most cases, are customers that AWAC has longstanding commercial arrangements with.

Given this underlying business position, shareholders’ interests are best served by Alumina Limited and AWAC remaining exposed to alumina price and exchange rate risk, and generally not seeking to manage that risk through the use of derivative instruments. However business circumstances sometimes dictate that it is prudent for, the AWAC joint venture and Alumina Limited to manage such risks through derivative instruments.

WHISTLEBLOWING

Alumina Limited has a Whistleblower Policy that encourages and offers protection for staff to report, in good faith, any behaviour, practice, or activity that they have reasonable grounds to believe involves:-unethical or improper conduct;

- financial malpractice, impropriety or fraud;

- contravention or suspected contravention of legal or regulatory provisions; and-auditing non-disclosure or manipulation of the internal or external audit process.

A copy of the Whistleblower Policy can be found on the Company’s website.

DONATIONS

Alumina Limited makes donations each year to non-profit and charitable organisations in the areas of health, education, welfare and the arts. The Company does not make donations to political parties.

CORPORATE GOVERNANCE (CONTINUED)

SENIOR MANAGEMENT

Alumina Limited is managed by an experienced management team focusing on maximising returns, growing the Company, and ensuring shareholders benefit fully from Alumina Limited's interest in the AWAC joint venture. The Alumina Limited executive management team comprises:

JOHN BEVAN – BCom FAICD
Chief Executive Officer

John Bevan has responsibility for the overall management of Alumina Limited in accordance with the strategy, policies and business processes adopted by the Board. He had a long career with the BOC Group Plc including a variety of management roles in Australia, Korea, Thailand and the UK before becoming chief executive of Asia in 2000. He was a director of BOC Plc in London from 2003–2007. Mr Bevan has strong commercial and operational experience gained through operating in joint ventures in many parts of the world, particularly Asia.

CHRIS THIRIS – BA (Acc) MBA
Chief Financial Officer

Chris Thiris joined Alumina Limited in September 2011 as Interim Chief Financial Officer and became Chief Financial Officer in December 2011. He is responsible for accounting, treasury, investor relations and taxation. Mr Thiris has extensive experience in finance and other management functions gained through senior roles he has held in Orchard Funds Limited and Coles Group Limited.

STEPHEN FOSTER –
BCom LLB(Hons) GDipAppFin (Sec Inst) GradDip CSP ACIS
General Counsel & Company Secretary

Stephen Foster is responsible for legal, company secretarial, shareholder services, insurance and human resources. Mr Foster has a wide range of legal and commercial experience gained over 25 years, at Village Roadshow and WMC Limited.

ALUMINA LIMITED DIRECTORS' ATTENDANCE AT MEETINGS
– JANUARY TO DECEMBER 2011

	BOARD MEETINGS		BOARD COMMITTEE MEETINGS		AUDIT COMMITTEE MEETINGS		COMPENSATION COMMITTEE MEETINGS		NOMINATION COMMITTEE MEETINGS	
DIRECTORS	ELIGIBLE TO ATTEND	ATTENDED	ELIGIBLE TO ATTEND	ATTENDED	ELIGIBLE TO ATTEND	ATTENDED	ELIGIBLE TO ATTEND	ATTENDED	ELIGIBLE TO ATTEND	ATTENDED
P A F Hay	10	10	–	–	8	8	6	6	5	5
R J McNeilly[1]	3	3	–	–	3	3	2	2	1	1
D M Morley[2]	9	9	–	–	7	7	5	5	4	4
G J Pizzey	10	10	2	2	8	8	6	6	5	5
E Stein[3]	9	9	–	–	7	7	5	5	4	4
P Wasow[4]	3	3	1	1	2	2	3	3	1	1
J Bevan	10	10	3	3	–	–	–	–	–	–

[1] Mr McNeilly retired as Non-executive Director of Alumina Limited on 3 March 2011.
[2] Mr Morley retired as Chairman of the Board and a Non-executive Director of the Company on 30 November 2011.
[3] Ms Stein was appointed a Non-executive Director of the Company on 3 February 2011.
[4] Mr Wasow was appointed a Non-executive Director of the Company on 26 August 2011.

SHAREHOLDERS

Alumina Limited has approximately 76,000 shareholders, with the 20 largest holding 75 per cent of the approximately 2.44 billion shares on issue. Approximately 95 per cent of all registered shareholders have registered addresses in Australia. Alumina Limited's shares are listed on the ASX and NYSE.

The level of beneficial ownership of the Company's shares by US persons is approximately 16 per cent. No single beneficial holder holds in excess of 10 per cent.

20

SHAREHOLDER COMMUNICATION

Effective and timely communication with Alumina Limited shareholders and the market is a critical objective of the Company. We also recognise that communication is two-way. Alumina Limited uses internet-based information systems to provide efficient communication with shareholders and the investment community. Examples include posting Company announcements on the Company’s website (usually within one hour of lodgement with ASX), and webcasting financial presentations and briefings. Shareholders may elect to receive all Company reports and correspondence by mail or email.

Alumina Limited is a member of eTree, an incentive scheme to encourage shareholders of Australian companies to receive their shareholder communications electronically. For every shareholder who registers their email address via eTree, Alumina Limited donates $2 to Landcare Australia to support reforestation projects.

We are interested in shareholder questions and feedback which can be directed to the Company either through the mail or via the feedback facility available on the Company’s website.

For further information on shareholder communications, including our Continuous Disclosure Policy, refer to the Shareholder Communication Strategy located on the Company’s website www.aluminalimited.com/shareholder-communication-strategy/

COMPARISON OF CORPORATE GOVERNANCE PRACTICES WITH THE NYSE LISTING RULES

Alumina Limited shares trade in the form of American Depositary Receipts (ADRs) on the NYSE and, qualifying as a non-US issuer, Alumina Limited is allowed to follow home-country practice in lieu of the NYSE Listing Rules. However, the Company is required to meet NYSE rules on Audit Committee requirements and to disclose any significant way in which Alumina Limited’s corporate governance practices differ from those followed by US companies under the NYSE Listing Rules.

More detail about the ways in which Alumina Limited’s corporate governance practices differ from those stipulated by the NYSE Listing Rules can be found in the Governance section of the Company’s website www.aluminalimited.com/ nyse-corporate governance-standards/

SHARE ENQUIRIES

Investors seeking information about their Alumina Limited shareholding or dividends should contact:

Computershare Investor Services Pty Limited

GPO Box 2975

Melbourne, Victoria 3001 Australia Telephone 1300 556 050 (for callers within Australia) +61 (0) 3 9415 4027 (for international callers)

Facsimile

(03) 9473 2500 (for callers within Australia) +61 (0) 3 9473 2500 (for international callers) Email web.queries@computershare.com.au

Please note that, when seeking information, shareholders will be required to provide their Shareholder Reference Number or Holder Identification Number, which is recorded on their shareholding statements.

AMERICAN DEPOSITARY RECEIPTS

Alumina Limited shares are traded on the NYSE as ADRs. This facility enables American investors to conveniently hold and trade Alumina Limited securities. Each ADR represents four Alumina Limited shares. Investors seeking information about Alumina Limited’s ADRs should contact the Company’s depositary, The Bank of New York Mellon:

BNY Mellon Shareowner Services

Jersey City – HEADQUARTERS 480 Washington Blvd.

27th Floor

Jersey City, NJ 07310

Toll free number (for callers within the USA) 1-888-BNY-ADRS (1-888-269-2377) Telephone (for non-US callers)

+1 201-680-6825

Website: www.bnymellon.com/shareowner Email: shrrelations@bnymellon.com

CORPORATE GOVERNANCE (CONTINUED)

COMPARISON TO ASX CORPORATE GOVERNANCE COUNCIL’S CORPORATE GOVERNANCE

PRINCIPLES AND RECOMMENDATIONS WITH 2010 AMENDMENTS (2ND EDITION)

RECOMMENDATION COMPLIANCE REFERENCE

PRINCIPLE 1 LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT

1.1 Companies should establish the functions reserved to the board and those Comply Page 11 delegated to senior executives and disclose those functions.

1.2 Companies should disclose the process for evaluating the performance of Comply Page 16 senior executives.

1.3 Companies should provide the information indicated in the Guide to Comply n/a reporting on Principle 1.

PRINCIPLE 2 STRUCTURE THE BOARD TO ADD VALUE

2.1 A majority of the board should be independent directors. Comply Page 13

2.2 The chair should be an independent director. Comply Page 13

2.3 The roles of chair and chief executive officer should not be exercised by the Comply Page 11 same individual.

2.4 The board should establish a nomination committee. Comply Page 10

2.5 Companies should disclose the process for evaluating the performance of Comply Page 16 the board, its committees and individual directors.

2.6 Companies should provide the information indicated in the Guide to Comply n/a reporting on Principle 2.

PRINCIPLE 3 PROMOTE ETHICAL AND RESPONSIBLE DECISION–MAKING

3.1 Companies should establish a code of conduct and disclose the code or a Comply Page 17 summary of the code as to:

– the practices necessary to maintain confidence in the company’s integrity;

– the practices necessary to take into account their legal obligations and the reasonable expectations of their stakeholders; and

– the responsibility and accountability of individuals for reporting and investigating reports of unethical practices.

3.2 Companies should establish a policy concerning diversity and disclose the Comply Page 13 policy or a summary of that policy. The policy should include requirements for the board to establish measurable objectives for achieving gender diversity for the board to assess annually both the objectives and progress in achieving them.

3.3 Companies should disclose in each annual report the measurable objectives Comply Page 13 for achieving gender diversity set by the board in accordance with the diversity policy and progress towards achieving them.

3.4 Companies should disclose in each annual report the proportion of women Comply Page 13 employees in the whole organisation, women in senior executive positions and women on the board.

3.5 Companies should provide the information indicated in the Guide to Comply n/a reporting on Principle 3.

PRINCIPLE 4 SAFEGUARD INTEGRITY IN FINANCIAL REPORTING

4.1 The board should establish an audit committee. Comply Page 10

4.2 The audit committee should be structured so that it: Comply Page 15

– consists only of Non–executive directors;

– consists of a majority of independent directors;

– is chaired by an independent chair, who is not chair of the board; and

– has at least three members.

4.3 The audit committee should have a formal charter. Comply Page 15

4.4 Companies should provide the information indicated in the Guide to Comply n/a reporting on Principle 4.

RECOMMENDATION COMPLIANCE REFERENCE

PRINCIPLE 5 MAKE TIMELY AND BALANCED DISCLOSURE

5.1 Companies should establish written policies designed to ensure compliance Comply Page 17 with ASX Listing Rule disclosure requirements and to ensure accountability at a senior executive level for that compliance and disclose those policies or a summary of those policies.

5.2 Companies should provide the information indicated in the Guide to Comply n/a reporting on Principle 5.

PRINCIPLE 6 STRUCTURE THE BOARD TO ADD VALUE

6.1 Companies should design a communications policy for promoting effective Comply Page 21 communication with shareholders and encouraging their participation at general meetings and disclose their policy or a summary of that policy.

6.2 Companies should provide the information indicated in the Guide to Comply n/a reporting on Principle 6.

PRINCIPLE 7 PROMOTE ETHICAL AND RESPONSIBLE DECISION–MAKING

7.1 Companies should establish policies for the oversight and management of Comply Page 19 material business risks and disclose a summary of those policies.

7.2 The board should require management to design and implement the risk Comply Page 19 management and internal control system to manage the company’s material business risks and report to it on whether those risks are being managed effectively. The board should disclose that management has reported to it as to the effectiveness of the company’s management of its material business risks.

7.3 The board should disclose whether it has received assurance from the chief Comply Page 19 executive officer (or equivalent) and the chief financial officer (or equivalent)

that the declaration provided in accordance with section 295A of the

Corporations Act is founded on a sound system of risk management and internal control and that the system is operating effectively in all material respects in relation to financial reporting risks.

7.4 Companies should provide the information indicated in the Guide to Comply n/a reporting on Principle 7.

PRINCIPLE 8 SAFEGUARD INTEGRITY IN FINANCIAL REPORTING

8.1 The board should establish a remuneration committee. Comply Page 10

8.2 The remuneration committee should be structured so that it: Comply Page 15

– consists of a majority of independent directors;

– is chaired by an independent chair; and

– has at least three members.

8.3 Companies should clearly distinguish the structure of non–executive Comply Page 28–48 directors’ remuneration from that of executive directors and senior executives.

8.4 Companies should provide the information indicated in the Guide to Comply n/a reporting on Principle 8.

DIRECTORS’ REPORT

The Directors present their report on the consolidated entity consisting of Alumina Limited (“the Company”) and the entities it controlled at the end of, or during, the year ended 31 December 2011 (the ‘Group’).

DIRECTORS

The following persons were Directors of Alumina Limited during the whole of the financial year and up to the date of this report:

G J Pizzey (Chairman)

J Bevan (Chief Executive Officer)

P A F Hay

E R Stein

P C Wasow

R J McNeilly (Retired as Non-executive Director on 3 March 2011)

D M Morley (Retired as Non-executive Director and Chairman on 30 November 2011)

J S Downes (appointed as an alternative director for Mr Pizzy on 29 January 2009 and ceased on 24 August 2011)

BOARD OF DIRECTORS

Alumina Limited Directors in office as at 31 December 2011 were:

MR G JOHN PIZZEY – B.E (Chem), Dip. Mgt. FTSE FAICD

Independent Non-executive Director and Chairman

Mr Pizzey was elected a director of Alumina Limited on 8 June 2007. He is Chairman of Iluka Resources Ltd (appointed November 2005), a director of Amcor Limited (September 2003) and St Vincent’s Institute of Medical Research (appointed April 2004 and resigned December 2011). Mr Pizzey is a life governor of Ivanhoe Grammar School and a former chairman and director of the London Metal Exchange. He is a member of the Audit, Nomination and Compensation Committees and was Chair of the Audit Committee to 30 November 2011. Mr Pizzey brings extensive knowledge gained in over 33 years in the alumina and aluminium industry.

MR PETER A F HAY – LLB

Independent Non-executive Director

Mr Hay has been a Director of Alumina Limited since 11 December 2002. He is Chairman of the Advisory Board of Lazard in Australia, and is a director of Australian and New Zealand Banking Group Limited (appointed November 2009), GUD Holdings Limited (May 2009), NBN Co Limited (August 2009) and Myer Holdings Limited (February 2010). He is also a Director of Landcare Australia Limited and Epworth Foundation. He is a former Chief Executive Officer of the law firm Freehills. He is a member of the Audit Committee, and Nomination Committee and Chair of the Compensation Committee. Mr Hay brings to the Board considerable legal experience and advisory skills particularly in relation to public company takeovers, corporate governance matters and risk management.

MS EMMA STEIN – BSc (Physics) Hons, MBA, FAICD

Independent Non-executive Director

Ms Stein was elected as a director of Alumina Limited on 3 February 2011. Ms Stein is currently Non-executive Director of Clough Limited (appointed July 2008), Non-executive Director for Diversified Utilities Energy Trust (June 2004), Non-executive Director for Programmed Maintenance Group (June 2010), Transpacific Industries Group Ltd (August 2011) and Transfield Services Infrastructure Fund (appointed October 2010 and resigned July 2011). Formerly the UK Managing Director for French utility Gaz de France’s energy retailing operations, Ms Stein moved to Australia in 2003. Before joining Gaz de France she was UK Divisional Managing Director for British Fuels.

Ms Stein is a member of the Audit Committee, Compensation Committee and Chair of the Nomination Committee since 3 March 2011. She has considerable experience with industrial customers, international energy and utilities markets and investments in long life assets and projects.

MR PETER C WASOW – BCom, GradDipMgmt, FCPA

Independent Non-executive Director

Mr Wasow was appointed a director of Alumina Limited on 26 August 2011. He is a member of the Nomination Committee, Compensation Committee and Chair of the Audit Committee from 30 November 2011. He is also a former Non-executive Director of Murchison Metals Limited (appointed May 2011 and resigned February 2012). Mr Wasow served 8 years at major Australian oil and gas producer Santos Limited from 2002 to 2010. Initially appointed as Chief Financial Officer, he assumed the additional role of Executive Vice President from 2008. Prior to joining Santos in 2002, Mr Wasow held several senior roles over a 23-year career at BHP including Vice President of Finance.

Mr Wasow brings to the Board extensive financial skills and experience in the resource and energy industries.

MR JOHN BEVAN – BCom FAICD

Executive Director – Chief Executive Officer

Mr Bevan was elected as Executive Director and Chief Executive Officer on 16 June 2008. Mr Bevan joined Alumina Limited from BOC Group Plc where he most recently held the position of chief executive of Process Gas Solutions and was elected to the Board of Directors. He had a long career with the BOC Group Plc including a variety of management roles in Australia, Korea, Thailand and the UK before becoming chief executive of Asia in 2000. He was a director of BOC Plc in London from 2003–2007.

COMPANY SECRETARY

STEPHEN FOSTER – BCom LLB(Hons) GDipAppFin (Sec Inst)GradDip CSP, ACIS General Counsel/Company Secretary

Mr Foster is responsible for legal, company secretarial, shareholder services, insurance and human resources. He has a wide range of legal and commercial experience gained over 25 years, more recently at Village Roadshow and WMC Limited, after working with the legal firm of Arthur Robinson & Hedderwicks (now Allens Arthur Robinson).

Details of the Company Secretary role are contained on page 17.

Particulars of the numbers of meetings of the Company’s Directors (including meetings of committees of Directors) and the number of meetings attended by each Director are detailed on page 20.

Particulars of relevant interests of shares held by the Directors of the Company in the Company or in any related body corporate as at the date of this report are set out on page 42.

DIRECTORS’ REPORT (CONTINUED)

INSURANCE OF OFFICERS

During or since the end of the financial year, the Group has paid the premiums in respect of a contract to insure Directors and officers of the Group against liabilities incurred in the performance of their duties on behalf of the Group.

The officers of the Group covered by the insurance policy include any natural person acting in the course of duties for the Group who is or was a Director, secretary or executive officer as well as senior and executive staff. The Company is prohibited, under the terms of the insurance contract, from disclosing details of the nature of liability insured against and the amount of the premium.

DIVIDENDS

Details of the dividends paid during the financial year are referred to in Note 9 of the Financial Report found on page 68.

PRINCIPAL ACTIVITIES

The principal activities of the Group relate to its 40 per cent interest in the series of operating entities forming Alcoa World Alumina and Chemicals (AWAC). AWAC has interests in bauxite mining, alumina refining, and aluminium smelting. There have been no significant changes in the nature of these activities.

REVIEW OF OPERATIONS AND RESULTS

The financial results for Alumina Limited include the 12 months results of AWAC and associated corporate activities.

The Group’s net profit attributable to members of Alumina Limited was US$127 million (2010: US$35 million).

The Group’s underlying earnings for 2011 were a profit of US$128 million (2010: US$37 million). For further information on the operations of the Group during the financial year and the results of these operations (including the calculation of underlying earnings), refer to page 3.

MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

Other than as reported in Note 34 of the Financial Report, refer to page 92, there are no significant events occurring after the balance sheet date.

LIKELY DEVELOPMENTS

In the opinion of the Directors it would prejudice the interests of the Group to provide additional information, except as reported in this Directors’ Report, relating to likely developments in the operations of the Group and expected results of those operations in the financial years subsequent to the financial year ended 31 December 2011.

ENVIRONMENTAL REGULATION

AWAC’s Australian operations are subject to various Commonwealth and state laws governing the protection of the environment in areas such as air and water quality, waste emission and disposal, environmental impact assessments, mine rehabilitation, and access to and use of ground water.

In particular, most operations are required to be licensed to conduct certain activities under the environmental protection legislation of the state in which they operate, and such licences include requirements specific to the subject site.

ROUNDING OF AMOUNTS

The company is of a kind referred to in the Australian Securities and Investments Commission Class Order 98/0100. Amounts shown in the Financial Report and this Directors’ Report have been rounded off to the nearest hundred thousand dollars, except where otherwise required, in accordance with that Class Order.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

There have been no significant changes in the state of affairs of the consolidated entity during the financial year.

AUDITOR

PricewaterhouseCoopers continues in office, in accordance with the Corporations Act 2001.

NON-AUDIT SERVICES

The Company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor’s expertise and experience with the company and/or the consolidated entity are important. Details of the amounts paid or payable to the auditor (PricewaterhouseCoopers) for audit and non-audit services provided during the year are set out on the following page.

The Board of Directors has considered the position and, in accordance with the advice received from the Audit Committee is satisfied that the provision for the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The Directors are satisfied that the provision of non-audit services by the auditor, as set out below, did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

– All non-audit services have been reviewed by the Audit Committee to ensure they do not impact the impartiality and objectivity of the auditor.

– None of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants.

A copy of the Auditor’s Independence Declaration as required under section 307C of the Corporations Act 2001 is set out on page 44 of this Report.

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, and its related practices:

CONSOLIDATED ENTITY

US$ THOUSAND

2011 2010

AMOUNTS RECEIVED OR DUE AND RECEIVABLE BY PRICEWATERHOUSECOOPERS AUSTRALIA:

Audit and review of the financial reports 867 807

Other assurance services 4 481

AMOUNTS RECEIVED OR DUE AND RECEIVABLE BY RELATED PRACTICES OF PRICEWATERHOUSECOOPERS AUSTRALIA:

Overseas taxation services 65 38

TOTAL 936 1,326

REMUNERATION REPORT

This Remuneration Report sets out the Company’s remuneration strategy and practices and incorporates remuneration information for Directors and senior executives in accordance with the Corporations Act. The Senior Executive Remuneration Policy and Non-executive Director Remuneration Policy are discussed separately in this report. This report forms part of the Directors’ Report for the year ended 31 December 2011.

All contracts for Key Management Personnel are denominated in Australian dollars and accordingly all figures in the Remuneration Report are Australian dollars unless otherwise shown.

KEY MANAGEMENT PERSONNEL

This report covers remuneration arrangements and outcomes for the following Key Management Personnel of Alumina Limited, including the Directors as listed on pages 24 and 25:

NON-EXECUTIVE DIRECTORS

– Mr Donald Morley – Non-executive Director and Chairman of the Board of Directors from 11 December 2002 to 30 November 2011;

– Mr Peter Hay – Non-executive Director, Chairman of the Nomination Committee from 11 December 2002 to 3 March 2011 and Chairman of the Compensation Committee from 3 March 2011.

– Mr Ronald McNeilly – Non-executive Director and Chairman on the Compensation Committee from 11 December 2002 to 3 March 2011;

– Mr John Pizzey – Non-executive Director since 8 June 2007, Chairman of the Audit Committee from 1 May 2008 to 30 November 2011, and Chairman of the Board of Directors from 1 December 2011;

– Ms Emma Stein – Non-executive Director since 3 February 2011 and Chair of the Nomination Committee from 3 March 2011;

– Mr Peter Wasow – Non-executive Director since 26 August 2011 and Chair of the Audit Committee from 30 November 2011;

SENIOR EXECUTIVES

– Mr John Bevan – Executive Director and Chief Executive Officer of Alumina Limited since 16 June 2008,

– Ms Judith Downes – Chief Financial Officer, a position she held from 12 January 2009 to 24 August 2011;

– Mr Chris Thiris – Interim Chief Financial Officer, a position he held from 15 September 2011 to 13 December 2011, and Chief Financial Officer from 13 December 2011;

– Mr Stephen Foster – General Counsel/Company Secretary, a position he has held since 4 December 2002.

REMUNERATION STRATEGY AND POLICY

Alumina Limited’s remuneration strategy has an objective of attracting and retaining high calibre employees by providing benchmarked market competitive remuneration. It is also structured to align employee remuneration with specific and measurable individual and corporate objectives and targets that are linked to shareholder interests.

REMUNERATION GOVERNANCE AND PROCESS

The Compensation Committee (the Committee) of the Board is responsible for overseeing the development and implementation of the remuneration strategy and policy and is confident that the remuneration policy and practices continue to meet the Company’s overall remuneration objectives.

The remuneration objectives are structured to ensure that;

– shareholders’ interests and employee interests are in alignment;

– the Company is able to attract, develop and retain superior talent; and

– the integrity of the Company’s reward program is maintained.

The Committee reviews the remuneration strategy and plans of the Company, compares the strategy and plans with community and industry standards and, where possible, verifies the appropriateness of the strategy and plans by reference to information and advice external to the Company.

The Committee met six times in 2011 (2010: six times), with senior executives attending certain meetings by invitation. On an annual basis the Committee reviews the fixed and variable remuneration quantum for each executive to ensure remuneration remains competitive. In undertaking the annual review, the Committee benchmarks the remuneration of the executives against a group of companies which it considers reflects the size and complexity of Alumina Limited and is its competition for key executive talent. Alumina Limited holds a 40 per cent (non-operating) interest in AWAC, the world’s largest alumina producer and is required in its business activities to consider the interests of the AWAC and its enterprise partners but has an overriding goal to create and protect value for its shareholders. Alumina Limited requires a small management team capable of acquiring a strong understanding of its strategic partner, the business, the industry and the market to influence AWAC decision making. In determining each executive’s remuneration, the Committee considers the median remuneration within the group and then positions current remuneration. During this process, the Committee takes into account: – the requirements of the executive role; – the level of influence over Alumina Limited’s performance; – the geographic spread of the role; – the skills and experience required and those of the executive; – the executive’s individual performance; and – including consideration of the similarities to and differences from other roles in the comparator group.

REMUNERATION CONSULTANTS

Where advice is obtained from a consultancy, the Committee will ensure appropriate independence and quality by: – selecting the consultant; – briefing the consultant; – receiving the report directly from the consultant rather than Company executives; and – the consultant declaring that the remuneration recommendation is free from undue influence by the Key Management Personnel to whom it relates (from

1 July 2011).

Consultants regularly attend Committee meetings to deal with remuneration matters. In 2011, the Committee took advice from Mercer Human Resources and Ernst & Young.

NON-EXECUTIVE DIRECTOR REMUNERATION POLICY

Alumina Limited aims to attract directors with appropriate skills and experience to ensure a high level of contribution and support for the Company’s activities. Non-executive Directors’ fees are reviewed annually and are determined based on comparative analysis and advice from remuneration consultants, and take into account the Directors’ responsibilities and time spent on Company business.

Alumina Limited’s Non-executive Directors receive a base fee for fulfilling their duties as Directors during 2011. In addition to the base fee, each Director, other than the Chairman, receives Committee fees of: i. An aggregate total amount of $10,000 per annum for membership of Board Committees; ii. $10,000 per annum for chairing Board Committees and $15,000 for chairing the Audit Committee.

The maximum remuneration for Non-executive Directors is determined by resolution of shareholders. The maximum aggregate remuneration approved for Non-executive Directors is $1,250,000 per annum. A total of $1,003,249 was paid in Non executive Director fees in 2011. No performance-related remuneration is paid to Non-executive Directors, nor do they participate in the Employee Share Plan (“ESP”). During 2011, a review was undertaken by Ernst & Young of Non-executive Director fee levels of comparable companies. The Company reviewed Non-executive Directors’ fees and determined in the context of business conditions that there would be no increase for the 2012 year.

Non-executive Directors receive, in addition to their fees, a Superannuation Guarantee Contribution, which for 2011 was 9 per cent of their fees to a maximum of $15,477 for the Chairman and $15,250 for other Non-executive Directors. Non-executive Directors do not receive any other retirement benefits.

REMUNERATION REPORT (CONTINUED)

Non-executive Directors' remuneration details are set out in Table 1.0.

TABLE 1.0 NON-EXECUTIVE DIRECTORS' REMUNERATION

DIRECTORS	DON MORLEY		PETER HAY		RON McNEILLY		JOHN PIZZEY		EMMA STEIN		PETER WASOW	
	2011 $	2010 $	2011 $	2010 $	2011 $	2010 $	2011 $	2010 $	2011 $	2010 $	2011 $	2010 $
SHORT-TERM BENEFITS												
Fees – cash[1]	330,000	350,000	170,000	140,000	30,295	140,000	190,417	140,000	153,971	n/a	57,045	n/a
Non-monetary Benefits[2]	4,946	5,396	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
POST EMPLOYMENT												
Superannuation Guarantee	14,173	14,830	15,250	12,600	2,710	12,600	15,477	12,600	13,831	n/a	5,134	n/a
TOTAL REMUNERATION	**349,119**	**370,226**	**185,250**	**152,600**	**33,005**	**152,600**	**205,894**	**152,600**	**167,802**	**n/a**	**62,179**	**n/a**

[1] Directors' fees relate to their base fee for participation on the Board as well as additional Committee fees for Committee chairmanship or membership.
[2] Non-monetary Benefits includes a value for car parking.

NON-EXECUTIVE DIRECTOR SHARE ACQUISITIONS

As a result of Australian Government legislation that affected the treatment of Non-executive Director share plans, a decision was made to terminate the plan for Alumina Limited in 2009. Non-executive Directors are required to hold shares in the Company having a value at least equal to their annual fees at the expiry of their first term as directors. The requirement can be satisfied when shares are acquired during the director's first term or at the expiry of the first term.

Non-Executive Directors shareholdings details are set out in table 6.

EXECUTIVE REMUNERATION – STRUCTURE

POLICY

Alumina Limited's remuneration policy is to establish a clear link between performance and remuneration. In doing so the Company is committed to ensuring that its remuneration process:

1. aligns executive and shareholder interests; and
2. recognises and rewards superior senior executive performance.

SENIOR EXECUTIVE REMUNERATION

The Chief Executive Officer, senior executives and professional employees all share the same remuneration structure comprising of a fixed remuneration together with short-term and long-term incentive components.

The remuneration structure provides for specific and measurable individual objectives and targets for executives and employees that are consistent with business objectives.

The performance of individual senior executives against their objectives is assessed half yearly and yearly. The Committee also obtains independent remuneration information for comparative purposes. Salary reviews and short-term incentives ("STIs") are determined by assessing performance against both individual performance objectives and Company earnings per share and return on capital targets. Long-term incentives ("LTIs") are assessed against the Company's total shareholder return ("TSR") compared with that of Australian and international peer group companies.

30

Key elements of Alumina Limited’s remuneration structure are outlined in the following table:

ELEMENT POLICY SHAREHOLDER

INTERESTS

Fixed – Fixed remuneration and superannuation contributions as specified in – Market remuneration – an executive’s contract of employment positioned

‘fixed annual – Reviewed annually against the market

reward’ (“FAR”) – Chief Executive Officer FAR reviewed and determined by the Committee

- Senior executive FARs reviewed and recommended by the Chief Executive Officer and approved by the Committee

Variable – – Included in contracts for executive and professional employees – Incentive to

Short-term – ’At risk’ remuneration which is contingent upon the satisfaction of the following: achieve high

Incentive (“STI”) – 2 annual performance based tests individual performance

– Test 1 – corporate scorecard performance of financial and non financial – Individual objectives (50% of STI) objectives

– Test 2 – performance against individual objectives (50% of STI)

relate to

– The Board approaches the assessment of company and individual performance promoting and

having consideration of a range of factors that impact final outcomes. Performance protecting

under the STI is therefore not determined with reference to a formulaic calculation shareholder

– Policies defining variable incentives are established by the Committee and interests

reviewed annually

– Retained

– Chief Executive Officer – STI up to 100% of FAR

– Senior executives – STI up to 70% of FAR shares

reinforce

– 50% of any after tax STI award must be applied towards the purchase of Company alignment with shares which must be held for a minimum of at least 3 years (assuming continuing shareholders employment)

Variable – – Potential offer (at the Board’s discretion) of a conditional entitlement under the – Clear,

Long-term Alumina ESP to fully paid ordinary shares in the Company (Performance Rights), comparative

Incentive (“LTI”) with the shares being purchased on market measure that

– Vesting dependent on results of performance testing most directly

- Performance hurdles measure Alumina Limited’s TSR relative to comparator aligns with companies in the ASX 100 (50% of Offer) and 30 international metals and mining returns to entities (50% of Offer) shareholders

– Performance Right testing period of 3 years – Linked to

long-term

– Testing independently conducted in accordance with a standard methodology business

– Zero vesting below the median result of the comparator group strategy

– If less than 100% vests, a second and third test is conducted 6 months and 12

– Promotes

months (respectively) after the initial test

retention of

– LTI component represents a maximum of 50% of FAR for the Chief Executive staff

Officer and 40% for the Senior Executives

Superannuation – Contributions funded at Superannuation Guarantee Contributions rate – Market practice

– Options available:

– Alumina Superannuation Fund, an accumulation fund, or

– Employee’s fund of their choice

REMUNERATION REPORT (CONTINUED)

VARIABLE REMUNERATION STRUCTURE – SHORT-TERM INCENTIVE PLAN

The STI Plan for 2011 measures executives and employees against two components, personal and corporate performance over the 12 month performance period.

Performance against individual objectives: Individuals are assessed on their actual performance against annual individual objectives agreed to at the beginning of the performance period. These personal objectives relate to key areas of performance over which the individual has accountability and influence.

Performance against corporate objectives: The corporate scorecard performance for 2011, which has six key financial and non-financial objectives, reflecting the Company’s strategic and value creating activities. The Company moved in 2011 to an approach of measuring actual corporate performance that applies greater value judgment and considers a variety of internal and external factors contributing to actual performance outcomes (as opposed to a formulaic approach). The previous approach of applying by formula certain financial metrics did not allow consideration of underlying business and operating performance outcomes which have contributed to overall performance. The Company’s STI Plan in 2011 uses a combination of financial and non-financial metrics in determining the corporate performance over the 12 month period. The corporate scorecard objectives include:

FINANCIAL OBJECTIVES

Return on capital This target measures achievement against a set return on capital target at the AWAC level.

Earnings per share This target measures achievement against an absolute earnings per share target at the

Alumina Limited level.

Cash from operations This target measures achievement against a set operating cash flow target at the Alumina

Limited level.

NON–FINANCIAL OBJECTIVES

Governance This objective measures Alumina Limited’s performance against set activities relating to its stewardship and governance of its stake in AWAC.

AWAC interface This objective measures Alumina Limited’s performance against set objectives relating to its strategic interface with Alcoa stakeholders.

Shareholder interface This objective measures Alumina Limited’s performance against set objectives relating to its interface with Alumina Limited’s shareholders

To ensure alignment of executive remuneration with shareholder returns, executives are also required to apply 50 per cent of any after tax STI payment for the 2011 year towards the purchase of Company shares. Those shares must be held by the executive for a period of at least three years, or until the executive ceases employment.

The Company’s earnings per share, cash flow from operations, AWAC return on capital, objectives relating to non-financial governance, Alcoa and shareholder interface and individual performance objectives provide an incentive to achieve high levels of personal performance and contribute to high levels of Company performance. The AWAC return on capital, cash flow from operations and Company earnings per share measures have been used as a performance hurdle in the STI plan because they are considered an appropriate means of measuring Company performance.

VARIABLE REMUNERATION STRUCTURE – LONG-TERM INCENTIVE PLAN

The ESP is designed to link Alumina Limited employee rewards with the long-term goals and performance of Alumina

Limited, and the generation of shareholder returns. Each year senior executives may be granted (at the Board’s discretion) a conditional entitlement under the ESP to fully paid ordinary shares in the Company (Performance Rights), with the shares being purchased on market. The Performance Rights vest to senior executives if certain performance tests are met at the end of the performance period.

The performance criteria and testing period for each annual grant under the ESP are determined by the Board at the time the

Board determines to offer the Performance Rights (usually in December of each year) and the testing period commences at that time.

The implementation of that Board determination, including the period in which employees can consider and accept the offer,

normally results in the actual granting of the Performance Rights in January/February. One hundred per cent of the

Performance Rights are tested against the Total Shareholder Return (TSR) hurdle. Alumina Limited’s TSR performance is measured against the TSR performance of an ASX Comparator Group and an International Comparator Group, which are listed in Appendix 1 and Appendix 2 on pages 45 to 48 in this Report.

Alumina Limited’s share trading policy prohibits Directors and employees from engaging in short-term trading of any

Alumina Limited securities, buying or selling Alumina Limited shares if they possess unpublished, price-sensitive information, trading in derivative products over the Company’s securities, or entering into transactions in products that limit the economic risk of their security holdings in the Company.

TABLE 2

2011 KEY FEATURES OF THE EMPLOYEE SHARE PLAN

Purpose The ESP is designed to link Alumina Limited employee rewards with the long-term goals and performance of Alumina Limited, and the generation of shareholder returns.

LTI value – The Long-Term Incentive (LTI) component of remuneration is a maximum of 50 per cent of FAR for the Chief Executive Officer and a maximum of 40 per cent of FAR for senior executives.

– The annual dollar LTI grant is divided by the prevailing Company share price at the time of the offer to determine the number of Performance Rights offered to senior executives under the ESP.

Duration of 3 years

performance

period

What is the worth of a On vesting, each Performance Right is converted to an ordinary share in Alumina Limited.

Performance Right?

Performance hurdle Involves two tests comparing Alumina Limited’s TSR relative to the TSR of the following comparator group (refer to pages 45 to 48 for the listing):

- (Test 1) ASX 100 companies (50% of the award); and

- (Test 2) 30 international metals and mining entities (50% of the award).

Testing is conducted at the end of the performance period.

Rationale for the – It was determined the International Comparator Group should comprise a broad index of resource selection of each companies to provide measurement against similar industries. The ASX Comparator Group was comparator group developed in order to measure Alumina’s performance with reference to companies which are alternative investments (in the Australian context) for the Company’s shareholders.

- Comparator groups selected by the Committee include companies that are in similar industries to the Company or compete for capital with the Company, taking into account the size of the

Company. The methodology behind Tests 1 and 2 is identical, apart from the difference in the composition of the comparator groups.

Why use TSR? TSR was chosen as a performance measure as an appropriate means of measuring Company performance as it incorporates both capital growth and dividends.

How is TSR calculated? Under the performance tests, the TSR for each entity in the comparator groups and for Alumina

Limited is calculated according to a prescribed methodology determined by remuneration consultants Mercer Human Resource Consulting, engaged for this purpose. The entities (or securities, as appropriate) in the comparator group are then ranked by TSR performance.

Vesting arrangements – Performance hurdles are independently measured at the conclusion of the performance period.

Alumina Limited’s TSR is ranked against the TSR of companies in each of the comparator Groups

(refer pags 45 to 48)

– If Alumina Limited’s TSR is below the TSR of the company at the 50th percentile of the comparator group, ranked by TSR performance, there is zero vesting.

- If Alumina Limited’s TSR is equal to the TSR of the company at the 50th percentile of the comparator group, ranked by TSR performance, there is a 50 per cent vesting of Performance

Rights.*

– If Alumina Limited’s TSR is equal to or greater than the TSR of the company at the 75th percentile of the comparator group, ranked by TSR performance, there is a 100 per cent vesting of

Performance Rights.*

* If Alumina Limited’s TSR performance is between that of the entities (or securities, as appropriate) at the median

(i.e. the 50th percentile) and the 75th percentile of the comparator group ranked by TSR performance, the number of

Performance Rights in a tranche that vest will increase by 2 per cent for each 1 per cent by which Alumina Limited’s percentile ranking is higher than the 50th percentile.

REMUNERATION REPORT (CONTINUED)

TABLE 2 (CONTINUED)

2011 KEY FEATURES OF THE EMPLOYEE SHARE PLAN

Retesting – If less than 100 per cent of Performance Rights vest when tested at the end of the 3 year performance period, two further tests apply (over a four week period), 6 months and 12 months after the initial test. Any Performance Rights that do not vest after the second test will lapse.

- The volatility of global commodity prices and exchange rates, and the resulting volatility in the Company’s share price could materially distort the test result meaning a four week measure at the end of three years does not give a good or fair measure of long term performance. The testing outcome can be potentially unrepresentative, depending on numerous market factors that may be present in a single four week period at the end of three years. Potentially positive outcomes built over three years could be damaged by an irregular event occurring in the four week test period. Therefore, it is considered that the 6 months and 12 months retesting approach provides a more representative outcome. Any Performance Rights that do not vest after the second test will lapse.

Cessation of employment – Performance Rights will generally lapse on cessation of employment for those rights issued prior to 2011, unless the Board otherwise determines. For Performance Rights issued in 2011, the unvested Performance Rights will lapse unless, in the case of death, total and permanent disablement, redundancy or retirement, or any other circumstance deemed appropriate by the Board.

- In the event of a change in control, the Board shall determine that any outstanding Performance Rights for which performance hurdles are met at that time shall vest to senior executives. A change of control is, in general terms, an entity acquiring unconditionally more than 50 per cent of the issued shares of the Company, or the Company being required, under a takeover bid or scheme of arrangement, to issue an aggregate number of shares greater than the number existing before the issue (i.e. a “reverse takeover”).

PERFORMANCE OUTCOMES FOR 2011

COMPANY PERFORMANCE

RELATING REWARDS TO PERFORMANCE

The essential and driving force underpinning Alumina Limited’s variable remuneration plans is that senior executive remuneration must be tied to Company performance and the creation of shareholder value. The following table provides details of the historical performance of Alumina Limited since 2007. Alumina Limited’s share price from 2007 to 2011 moved through the following ranges.

ALUMINA LIMITED SHARE PRICE $A

10.00 9.00 8.00 7.00 6.00 5.00 4.00 3.00 2.00 1.00 0.00

2007 2008 2009 2010 2011

Source: Thomson Reuters

TABLE 3.0 – HISTORICAL PERFORMANCE OF ALUMINA LIMITED

	2011	2010	2009	2008	2007
Dividends declared per share	US 6 cents	US 6 cents	2	12	24
Percentage change in share price	(55)	32	32	(78)	(1)
Net Profit After Tax	US$127m	US$35m	$26m	$168m	$436m
Percentile ranking of TSR against ASX 100 and International 30 Comparator Groups	46[1] 43[2]	4 10	4	4	16
Per cent increase in fixed remuneration	6	4	3	3	6
Percentage of total remuneration relating to short-term incentive	38	33[3]	36	31	23
Percentage of total remuneration relating to vested long-term incentive[4]	Nil	Nil	Nil	Nil	Nil

[1] TSR ranking of 46 is applicable to tranche 9 of the ESP against the ASX Comparator Group, performance period 1 December 2008 to 30 November 2011, calculated on the actual closing share price at the start of the performance period, and on the average closing share price over the 20 trading days up to and including the end of the performance period

[2] TSR ranking of 43 is applicable to tranche 9 of the ESP against the International Comparator Group, performance period 1 December 2008 to 30 November 2011, calculated on the actual closing share price at the start of the performance period, and on the average closing share price over the 20 trading days up to and including the end of the performance period

[3] Percentage is calculated by reference to FAR as at 31 December 2011.

[4] Represents the average applicable to senior executives.

Alumina Limited's functional and presentation currency is now US dollars. 2011 and 2010 results are expressed in US dollars, prior years are expressed in Australian dollars.

Alumina Limited's management contributed to greater market understanding of changing industry dynamics and value, contributed to the strategic direction of AWAC, and represented its interests on joint venture issues.

The performance of the Company is measured by TSR and growth in the Company's profit. Over the period from 2007 to 2011, LTI awards for senior executives have been aligned to a three year TSR performance by the Company. The LTI awards are aligned solely to TSR performance, which directly reflects changes in shareholder wealth.

The Company has continued to link STI awards to the achievement of performance against individual objectives, annual return on capital, cash flow from operations, earnings per share, and corporate objectives relating to governance, AWAC and shareholders, which contribute to increased shareholder value.

PERFORMANCE UNDER THE STI PLAN

STI PERFORMANCE AGAINST OBJECTIVES FOR THE 2011 FINANCIAL YEAR

The Company performance against objectives for AWAC return on capital, Alumina Limited earnings per share and cash flow from operations was satisfactory, taking into account changes during 2011 in aluminium and alumina prices and exchange rates. Performance against these financial objectives was slightly lower than target, largely due to increases in cost of production arising from changes in exchange rates and higher energy and caustic soda prices. Alumina production by AWAC was very good for the year at 15.7 million tonnes, with four refineries having record production. AWAC return on capital increased from 4% to 6% in 2011 and Alumina Limited's cash flow from operations was steady at $196 million. The higher returns and cash flows achieved for the year are aligned with shareholder interests and the outcomes were considered against the objectives set for 2011.

In relation to the non financial corporate scorecard objectives, the Company has improved the level and quality of business information provided to shareholders (such as analysis of alumina markets and alumina pricing), the interaction at the AWAC level has resulted with further governance processes being established, including for the Brazil operations, and pursed effective communication and understanding on new projects, such as the Ma'aden alumina refinery.

Alumina Limited's management contributed to the strategic direction of AWAC, ensured distribution of cash flows from AWAC, and represented its interests in AWAC.

INFLUENCE OF PERFORMANCE OUTCOMES ON STI PAYMENTS

At the end of the performance period, the Committee made an assessment of the extent of achievement against each corporate scorecard objective. In making the assessment, the Committee considered actual performance outcomes as well as internal and external factors that contributed to the results. Following the Committee's assessment, the corporate scorecard performance was determined based on the overall level of performance achieved across all corporate scorecard objectives. The Committee's assessment was that Company performance was rated as substantially meeting the corporate scorecard objectives, resulting in 70 per cent of the maximum STI being payable for performance against corporate objectives.

35

REMUNERATION REPORT (CONTINUED)

PERFORMANCE UNDER THE LTI PLAN

LTI PERFORMANCE TESTING

Following testing, the number of Performance Rights senior executives will receive is determined according to the scale outlined under Vesting arrangements in Table 2.0. on page 33.

The Performance Rights granted in January 2009 were tested against the TSR hurdles at the end of the three year period in December 2011. The two TSR hurdles for those Performance Rights were not met and as a result, there was no vesting. There are two further tests of these Performance Rights, six and twelve months after the initial test. The Performance Rights granted in January 2008 were retested twice in 2011 against the TSR hurdles. The TSR hurdles were not met on the two retests and the 2008 Performance Rights expired in December 2011.

REMUNERATION OUTCOMES FOR 2011

CHIEF EXECUTIVE OFFICER

COMPARISON OF ACTUAL 2011 REMUNERATION TO POTENTIAL REMUNERATION

JOHN BEVAN


Potential remuneration
FAR
STI
LTI
Actual Remuneration
FAR
STI
Fixed Annual Remuneration
Short-term incentive
Long-term incentive

CHIEF EXECUTIVE OFFICER – ACTUAL 2011 REMUNERATION OUTCOME

In 2011, Mr Bevan received $1,100,000 in fixed remuneration (including superannuation) as per his Contract of Employment and received $847,000 or 77 per cent of his potential short-term incentive payment. Also, in 2011 there was no vesting of Performance Rights applicable under Alumina Limited's Employee Share Plan (long-term incentive). Following approval at the 2011 Annual General Meeting, Mr Bevan was granted additional Performance Rights to acquire shares. However, the earliest date on which those Performance Rights can vest is at the expiry of the 3 year vesting period, in December 2013.

TABLE 4.0 – CHIEF EXECUTIVE OFFICER'S 2011 REMUNERATION

	JOHN BEVAN 2011 $	JOHN BEVAN 2010 $
SHORT-TERM BENEFITS		
Fixed remuneration – cash[1]	1,084,513	1,005,170
Short-term incentive[2]	847,000	724,200
Non-monetary benefits[3]	23,413	19,257
POST-EMPLOYMENT		
Superannuation – Company contributions[4]	15,487	14,830
Retirement benefits	n/a	n/a
Termination pay	n/a	n/a
EQUITY		
Performance Rights[5]	374,335	190,973
TOTAL REMUNERATION	**2,344,748**	**1,954,430**

[1] Fixed remuneration is the total cost of salary, exclusive of superannuation.
[2] Short-term incentive for Mr Bevan reflects the cash value paid for the years ended 31 December 2011 and 31 December 2010.
[3] Non-monetary benefits comprise accrued annual leave and long service leave.
[4] Superannuation contributions reflect the Superannuation Guarantee payment.
[5] In accordance with AASB 2, the value attributed to Performance Rights represents the amortisation for the reporting period of the value at grant date of all previously granted Performance Rights that have neither vested nor lapsed. The value at grant date is amortised over a 3 year period.

36

SENIOR EXECUTIVES

COMPARISON OF ACTUAL 2011 REMUNERATION TO POTENTIAL REMUNERATION


STEPHEN FOSTER
Potential remuneration
FAR
STI
LTI
Actual Remuneration
FAR
STI
JUDITH DOWNES
Potential remuneration
FAR
STI
LTI
Actual Remuneration**
FAR
STI
CHRIS THIRIS*
Potential remuneration
FAR
Actual Remuneration
FAR
Fixed Annual Remuneration
Short-term incentive
Long-term incentive

* Mr Thiris commenced in September 2011 as interim Chief Financial Officer. He was appointed Chief Financial Officer in December 2011. Short-term and long-term incentives were not applicable for his service in 2011.

** Ms Downes departed from the position of Chief Financial Officer on 24 August 2011 and under her contact of employment was entitled to receive a payment in lieu of six months notice. Refer table 4.1

TABLE 4.1 – MOST HIGHLY REMUNERATED EXECUTIVES

	JUDITH DOWNES CHIEF FINANCIAL OFFICER		CHRIS THIRIS INTERIM CHIEF FINANCIAL OFFICER/CHIEF FINANCIAL OFFICER	STEPHEN FOSTER GENERAL COUNSEL/ COMPANY SECRETARY	
	2011 $	2010 $	2011 $	2011 $	2010 $
SHORT-TERM BENEFITS					
Fixed remuneration – cash[1]	441,990	591,170	171,019	432,213	413,570
Short-term incentive[2]	253,976	299,970	0	235,050	194,922
Non-monetary benefits[3]	26,297	28,352	10,713	39,355	3,710
POST-EMPLOYMENT					
Superannuation – Company contributions[4]	11,543	14,830	5,258	15,487	14,830
Payment in lieu of notice (FAR and STI)[5]	530,634	–	–	–	–
EQUITY					
Performance Rights[6]	–	54,467	n/a[7]	141,371	106,432
Total remuneration	1,264,440	988,789	186,990	863 ,476	733,464
TOTAL FOR MOST HIGHLY REMUNERATED EXECUTIVES	2011	2010			
Total short-term benefits	1,610,613	1,531,694			
Total post employment	562,922	29,660			
Total share-based payment	141,371	160,899			
Total remuneration	2,314,906	1,722,253			

1 Fixed remuneration is the total cost of salary exclusive of superannuation. Mr Foster's FAR, including superannuation; from 1 January 2012 is $466,800 per annum. Mr Thiris' FAR, including superannuation from 1 January 2012, is $625,000 per annum.

2 Short-term Incentive (STI) reflects the cash value paid for the years ended 31 December 2011 and 31 December 2010.

3 Non-monetary benefits comprise accrued annual leave, long service leave and a value for car parking.

4 Superannuation contributions reflect the Superannuation Guarantee payment.

5 Employee benefits payable as a result of either: (a) an entity's decision to terminate an employee's employment before the normal retirement date; or (b) an employee's decision to accept voluntary redundancy in exchange for those benefits. Ms Downes was previously party to a service contract with Alumina Limited on identical terms to those (described above) applicable to Mr Thiris and Mr Foster (other than to the extent of applicable differences in remuneration, powers and duties). That service contract ended when Ms Downes departed from the position of Chief Financial Officer on 24 August 2011. Under the terms of her contract of employment, Ms Downes was entitled to receive a payment in lieu of six months notice, being the fixed annual reward ($240,150) and STI payment at target performance ($190,454) together with pro-rated STI payment from January 2011 to August 2011 ($253,976) and entitlements of unused annual leave ($22,700).

6 In accordance with AASB 2, the value attributed to Performance Rights represents the amortisation for the reporting period of the value at grant date of all previously granted Performance Rights that have neither vested nor lapsed. The value at grant date is amortised over a 3 year period.

7 Performance Rights for 2011 are issued based on 2010 employment.

37

REMUNERATION REPORT (CONTINUED)

TABLE 4.2 2011 INCENTIVES – MOST HIGHLY REMUNERATED EXECUTIVES

	JOHN BEVAN CHIEF EXECUTIVE OFFICER %	JUDITH DOWNES CHIEF FINANCIAL OFFICER %	CHRIS THIRIS[1] INTERIM CHIEF FINANCIAL OFFICER/CHIEF FINANCIAL OFFICER %	STEPHEN FOSTER GENERAL COUNSEL/COMPANY SECRETARY %
SHORT-TERM INCENTIVE				
Percentage paid	77	80	n/a	75
Percentage forfeited	23	20	n/a	25
LONG-TERM INCENTIVE				
Percentage vested				
June 2011	n/a	n/a	n/a	–
December 2011[2]	n/a	n/a	n/a	–
Percentage forfeited				
June 2010	n/a	n/a	n/a	100
December 2010	n/a	n/a	n/a	50
PERCENTAGE OF REMUNERATION				
Comprising variable remuneration	52.09	16.49	n/a	43.59
Comprising fixed remuneration	47.91	83.51	n/a	56.41

[1] Mr Thiris commenced in September 2011 as Interim Chief Financial Officer. He was appointed Chief Financial Officer in December 2011. Short-term and long-term incentives were not applicable for his service in 2011.

[2] The 2009 tranche of Performance Rights did not qualify to vest at the end of the 3 year testing period and are subject to retesting in June 2012 and December 2012.

LTI PERFORMANCE RIGHTS GRANTED TO SENIOR EXECUTIVES

TABLE 5.0 DETAILS OF PERFORMANCE RIGHTS GRANTED AS REMUNERATION

	RIGHTS NUMBER[1]	DATE OF GRANT	% VESTED IN 2011	% FORFEITED IN 2011	PERFORMANCE RIGHTS YET TO VEST[2]	FINANCIAL YEAR IN WHICH GRANTS MAY VEST	VALUE OF RIGHTS OUTSTANDING[9] 31/12/11 $ MIN[3]	$ MAX[4]
John Bevan	191,600	Jan-09[5]	–	–	191,600	2011	–	193,516
	312,900	Feb-10[5]	–	–	312,900	2012	–	400,512
	265,800	Feb-11[5]	–	–	265,800	2013	–	539,574
Judith Downes	137,700	Feb-10	–	100[6]	–	2012	–	–
	131,500	Feb-11	–	100[6]	–	2013	–	–
Chris Thiris[7]	n/a	n/a	–	–	–	–	–	–
Stephen Foster	12,600	Feb-08	–	100	–	–	–	–
	113,600	Jan-09	–	–	113,600	2011	–	114,736
	105,200	Feb-10	–	–	105,200	2012	–	134,656
	86,600	Feb-11	–	–	86,600	2013	–	175,798

[1] The terms of Performance Rights granted to John Bevan, Judith Downes and Stephen Foster were not altered during the 2011 year.

[2] Performance Rights for 2011 were issued based on 2010 employment. Performance Rights issued in 2010 were based on 2009 employment.

[3] The minimum value of the grant is $nil if the performance conditions are not met.

[4] Maximum value has been calculated by reference to valuations determined on the basis as outlined in Note (A) to Table 5.1.

[5] Mr Bevan's Performance Rights were granted subject to shareholder approval at the relevant Annual General Meetings held in the May of the year in which they were granted.

[6] Ms. Judith Downes departed from the position of Chief Financial Officer on 24 August 2011. Under the terms of her contract of employment, all outstanding Performance Rights lapsed.

[7] Mr Thiris joined Alumina Limited as Interim Chief Financial Officer in September 2011 and was appointed Chief Financial Officer in December 2011. The long-term incentive (Employee Share Plan) was not applicable for his service in 2011.

[8] Performance Rights that do not vest at the conclusion of their 3 year testing period are subject to retesting 6 and 12 months after the initial test.

[9] This shows the fair value of the Performance Rights at grant date. Refer to table 4.1 for amounts expensed in accordance with AASB 2.

38

The following Performance Rights were granted in March 2012 for employment in 2011: John Bevan 418,500 (Subject to shareholder approval at the 2012 Annual General Meeting), and Stephen Foster 136,300.

The terms and conditions of each grant of Performance Rights affecting remuneration in the previous, current or future reporting periods are as follows:

GRANT DATE	END OF PERFORMANCE PERIOD[1]	VALUE PER PERFORMANCE RIGHT AT GRANT DATE[2] $
08/02/2008	04/12/2010	3.02
13/01/2009	30/11/2011	1.01
12/02/2010	20/12/2012	1.28
18/02/2011	06/12/2013	2.03

[1] For performance rights granted in 2008 onwards, if less than 100 per cent vest when tested initially at the end of the a three year period, two further tests apply (over a 4 week period) 6 and 12 months after the initial test. Any Performance Rights which do not vest after the second retest will lapse. Performance Rights granted in 2008 did not meet the vesting criteria and lapsed. Performance Rights granted in 2009 and tested in December 2011 did not meet the vesting criteria. As a result a further two tests will be conducted in June 2012 and December 2012.

[2] Value per Performance Right is independently calculated by Mercer Finance and Risk Consulting using the assumptions underlying the Black-Scholes methodology to produce a Monte Carlo simulation model which allows the incorporation of the hurdles that must be met before the Performance Rights vest.

Set out below are the assumptions made for the performance rights granted on 18 February 2011:

Share Price at Valuation date	$2.53
Risk Free rate	5.17%
Dividend Yield (2011-2013)	3.3%
Volatility	61%

TABLE 5.1 VALUE OF PERFORMANCE RIGHTS – 2011

	(A)	(B)	(C)	(D)	(E)
DIRECTOR/SENIOR EXECUTIVES	VALUE-GRANTED IN 2011 PERFORMANCE RIGHTS $	VALUE-VESTED IN 2011 PERFORMANCE RIGHTS $	VALUE-LAPSED IN 2011 PERFORMANCE RIGHTS $	TOTAL OF COLUMN PERFORMANCE RIGHTS A+B-C $	VALUE AS PROPORTION OF REMUNERATION %
John Bevan	539,574	–	–	539,574	23.01
Judith Downes	266,945	–	(443,201)	(176,256)	(14.57)
Chris Thiris[1]	nil	–	–	–	nil
Stephen Foster	175,798	–	(38,052)	137,746	15.95

Table 5.1 shows the total value of any Performance Rights granted, exercised and lapsed in the year in relation to Directors and senior executives, based on the following assumptions:

(A) The value of Performance Rights granted in the year reflects the value of a Performance Right, multiplied by the number of Performance Rights granted during 2011. Performance Rights were valued independently by Mercer Finance and Risk Consulting using the assumptions underlying the Black-Scholes methodology to produce a Monte Carlo simulation model that accommodates features associated with Alumina Limited's ESP such as exercise, forfeiture and performance hurdles. The rights are those granted in February 2011. Performance Rights issued in 2011 relate to performance during 2010.

(B) The value of Performance Rights vesting is determined by the number of vested rights multiplied by the market price at the vesting date.

(C) The value applicable to Performance Rights at lapse date has been determined by using the value at grant date as calculated by Mercer Finance and Risk Consulting multiplied by the number of rights which have lapsed.

(D) The total value is the sum of the value of Performance Rights granted during 2011, plus the value of Performance Rights vested during 2011, less the value of Performance Rights that lapsed during 2011.

[1] Mr Thiris joined Alumina Limited as Interim Chief Financial Officer in September 2011 and was appointed Chief Financial Officer in December 2011. The long-term incentive (Employee Share Plan) was not applicable for his service in 2011.

The values in Table 5.1 are calculated in a different manner to AASB2: Share Based Payments

39

REMUNERATION REPORT (CONTINUED)

TABLE 5.2 SENIOR EXECUTIVES – HOLDINGS OF PERFORMANCE RIGHTS 2011

SPECIFIED EXECUTIVES TYPE OF EQUITY-BASED INSTRUMENT	JOHN BEVAN PERFORMANCE RIGHTS	JUDITH DOWNES[4] PERFORMANCE RIGHTS	CHRIS THIRIS[5] PERFORMANCE RIGHTS	STEPHEN FOSTER PERFORMANCE RIGHTS
Number held at 1 January 2011[1]	504,500	137,700	nil	231,400
Number granted during the year as remuneration[2]	265,800	131,500	–	86,600
Number vested during the year	–	–	–	–
Number lapsed during the year[3]	–	(269,200)	–	(12,600)
Number exercised during the year	–	–	–	–
Number held at 31 December 2011	770,300	nil	nil	305,400

[1] Includes the number of Performance Rights granted that were subject to testing in 2011 but not yet vested.

[2] Performance Rights granted in February 2011 for the three year performance test period concluding in December 2013.

[3] For Performance Rights granted under ESP in February 2008 and tested in December 2010 were subject to two further tests applied over a (4 week period) 6 and 12 months after the initial test. The testing of those Performance Rights in 2011 resulted in all of those Performance Rights lapsing.

[4] Ms. Judith Downes departed from the position of Chief Financial Officer on 24 August 2011. Under the terms of her contract of employment, all outstanding Performance Rights lapsed.

[5] Mr Thiris joined Alumina Limited as Interim Chief Financial Officer in September 2011 and appointed Chief Financial Officer in December 2011. The long-term incentive (Employee Share Plan) was not applicable for his service in 2011.

TABLE 5.3 SENIOR EXECUTIVES – HOLDINGS OF PERFORMANCE RIGHTS 2010

SPECIFIED EXECUTIVES TYPE OF EQUITY-BASED INSTRUMENT	JOHN BEVAN PERFORMANCE RIGHTS	JUDITH DOWNES PERFORMANCE RIGHTS	STEPHEN FOSTER PERFORMANCE RIGHTS
Number held at 1 January 2010[1]	191,600	–	174,100
Number granted during the year as remuneration[2]	312,900	137,700	105,200
Number vested during the year	–	–	–
Number lapsed during the year[3]	–	–	(47,900)
Number exercised during the year	–	–	–
Number held at 31 December 2010	504,500	137,700	231,400

[1] Includes the number of Performance Rights granted that were subject to testing in 2010 but not yet vested.

[2] Performance Rights granted in January 2010 for the three year performance test period concluding in November 2012.

[3] For Performance Rights granted under ESP in January 2007, the TSR of Alumina Limited is measured over the 12 month period after completion of the initial three years. The testing of those Performance Rights in 2010 resulted in all those Performance Rights lapsing.

40

TERMS OF REMUNERATION

CHIEF EXECUTIVE OFFICER – JOHN BEVAN

Mr Bevan’s FAR was $1,100,000 per annum as at 1 January 2011. Mr Bevan’s FAR was increased by 4.25 per cent for the 2012 year. In 2011, Mr Bevan’s maximum STI Award potential was up to 100 per cent of his FAR, and his LTI Performance Rights potential was up to 50 per cent of his FAR.

50 per cent of the STI is determined by reference to performance against individual objectives, and the remaining 50 per cent is determined by reference to corporate scorecard objectives, which include financial and non-financial corporate objectives.

50 per cent of any STI payment is paid in cash, and the remaining 50 per cent of the STI payment, after tax, must be used to purchase Company shares, which must be held for three years, or until employment ceases.

Mr Bevan may be invited to participate in the ESP, which, in each year, may provide Performance Rights of up to 50% of FAR.

RETIREMENT AND TERMINATION BENEFITS

Mr Bevan’s employment contract, which was entered into in April 2008, does not have a fixed term. Either party may terminate the contract upon giving 12 months’ notice. The Company may make a payment in lieu of some or all of the 12-month notice period by payment of the fixed annual reward plus an amount equivalent to an STI payment at target performance, defined as ‘base remuneration’. The base remuneration amount will be reduced pro rata to the extent the notice period is required to be served.

If Mr Bevan’s employment is terminated on the basis of redundancy of the position or by Mr Bevan giving written notice to Alumina Limited in the event of a Significant Change (which is defined to be if Alumina Limited ceases to be listed on the Australian Securities Exchange, or if there is a significant change to Mr Bevan’s status and/or responsibilities which is detrimental to him, or if Alumina Limited decides the position is no longer required and suitable alternative employment is not offered, or Mr Bevan does not accept other employment within Alumina or another employer), then Mr Bevan is entitled to: – statutory annual leave and long service leave entitlements (with long service leave paid pro rata if there is three years or more continuous service); and – the aggregate of a notice payment of 12 months, a severance payment of 2.5 weeks per completed year of service, and an additional severance payment of 13 weeks.

SENIOR EXECUTIVE REMUNERATION

SERVICE AGREEMENTS – MR THIRIS & MR FOSTER

Alumina Limited has entered into a service contract with Mr Thiris and Mr Foster. The contracts are not fixed term and each provides the following:

1. Remuneration and employment conditions.

2. Powers and duties.

3. If Mr Thiris or Mr Foster’s employment is terminated on the basis of redundancy of their position or if they give written notice to Alumina Limited in the event of a Significant Change (which is defined to be if Alumina Limited ceases to be listed on the Australian Securities Exchange, or if there is a significant change to their status and/or responsibilities which is detrimental to them, or if Alumina Limited decides their position is no longer required and suitable alternative employment is not offered or if they do not accept other employment), then Mr Thiris or Mr Foster (as relevant) are entitled to:

– statutory annual leave and long service leave entitlements (with long service leave paid pro rata if there is three years or more continuous service); and

– the aggregate of: a notice payment of 12 weeks, a severance payment of 2.5 weeks per completed years of service and an additional severance payment of 13 weeks.

Mr Thiris and Mr Foster are not entitled to the payment outlined above where the reason for a Significant Change is poor performance or inability to fulfil agreed responsibilities. Mr Thiris and Mr Foster are not entitled to retirement benefits other than superannuation entitlements.

A requirement that the Company provides six months’ notice to terminate the contract and the senior executive provide three months’ written notice of termination.

In addition to any entitlements conferred on them by their service contract, each senior executive is also entitled to receive, on termination of employment, their statutory entitlements of accrued annual and long service leave, together with any superannuation benefits. Each senior executive is not entitled to receive any other additional termination payments, other than those previously mentioned and any vesting of shares under the ESP.

REMUNERATION REPORT (CONTINUED)

SERVICE AGREEMENT – MS DOWNES

Ms Downes was previously party to a service contract with Alumina Limited on identical terms to those (described above) applicable to Mr Thiris and Mr Foster (other than to the extent of applicable differences in remuneration, powers and duties). That service contract ended when Ms Downes departed from the position of Chief Financial Officer on 24 August 2011.

Under the terms of her contract of employment, Ms. Downes was entitled to receive a payment in lieu of six months' notice, being the fixed annual reward (A$340,150) and STI payment at target performance ($190,484), together with pro-rated STI payment from January to August 2011 ($253,976) and entitlements of unused annual leave ($22,700).

SUPERANNUATION

All Alumina Limited employees are members of a fund of their choice. Contributions are funded at the Superannuation Guarantee Contributions rate, currently 9 per cent of an employee's fixed annual remuneration. Alumina Limited contributes 9 per cent of employees' salary up to the maximum superannuation contributions base, which is linked to each individual's earnings. The maximum contributions base is an annual income of approximately $168,000.

OPTION PLANS

Alumina Limited does not have any option plans available to Non-executive Directors, executives and senior managers (including executive Directors) or employees (other than the ESP under which the Performance Rights are provided to senior executives).

The duties and responsibilities delegated to the Committee by the Board are set out in the Committee's Charter, which is available on the Company's website *www.aluminalimited.com/compensation-committee*

NON-EXECUTIVE DIRECTOR AND KEY MANAGEMENT PERSONNEL SHAREHOLDING

TABLE 6.0 NON-EXECUTIVE DIRECTOR SHAREHOLDINGS FOR THE YEAR ENDED 31 DECEMBER 2011

	BALANCE OF SHARES AS AT 1 JANUARY 2011[1]	SHARES ACQUIRED DURING THE YEAR IN LIEU OF FEES[2]	OTHER SHARES ACQUIRED DURING THE YEAR[3]	BALANCE OF SHARES HELD AT 31 DECEMBER 2011[1]
Don Morley[4]	951,670	–	–	951,670
Peter Hay	112,598	–	–	112,598
Ron McNeilly[5]	115,145	–	–	115,145
John Pizzey	65,445	–	–	65,445
Emma Stein	nil	–	14,281	14,281
Peter Wasow[6]	nil	–	–	Nil

[1] Balance of shares held at 1 January 2011 and 31 December 2011 include directly held, and nominally held shares, and shares held by personally related entities.

[2] As a result of Australian Government legislation that affected the treatment of Non-executive Director share plans, a decision was made to terminate the plan for Alumina Limited in 2009. Non-executive Directos are required to hold shares in the Company having a value at least equal to their annual fees at the expiry of their first term as directors. The requirement can be satisfied when shares are acquired during the director's first term or at the expiry of the first term.

[3] Ms Stein was appointed a Non-executive Director of the Company in February 2011 and purchased 6,122 shares directly in her name and 8,159 shares indirectly as beneficiary of her Superannuation Fund.

[4] Mr Morley retired as a Director of Alumina Limited on 30 November 2011. The balances of shares held against his name are as at 30 November 2011.

[5] Mr McNeilly retired as a Director of Alumina Limited on 3 March 2011. The balances of shares held against his name are as at 3 March 2011.

[6] Mr Wasow was appointed a Non-executive Director of the Company in August 2011.

42

TABLE 6.1 NON-EXECUTIVE DIRECTOR SHAREHOLDINGS FOR THE YEAR ENEDED 31 DECEMBER 2010

	BALANCE OF SHARES AS AT 1 JANUARY 2010[1]	SHARES ACQUIRED DURING THE YEAR IN LIEU OF FEES	OTHER SHARES ACQUIRED DURING THE YEAR	BALANCE OF SHARES HELD AT 31 DECEMBER 2010[1]
Don Morley	951,670	–	–	951,670
Peter Hay	112,598	–	–	112,598
Ron McNeilly	115,145	–	–	115,145
John Pizzey	59,297	–	6,148	65,445

[1] Balance of shares held at 1 January 2010 and 31 December 2010 include directly held, and nominally held shares, and shares held by personally related entities.

TABLE 7.0 SENIOR EXECUTIVES SHAREHOLDINGS FOR THE YEAR ENDED 31 DECEMBER 2011

	BALANCE OF SHARES AS AT 1 JANUARY 2011[1]	SHARES ACQUIRED DURING THE YEAR UNDER EMPLOYEE SHARE PLAN[1]	OTHER SHARES ACQUIRED DURING THE YEAR[2]	SHARES SOLD DURING THE YEAR	BALANCE OF SHARES HELD AT 31 DECEMBER 2011[1]
John Bevan	355,380	–	76,772	–	432,152
Judith Downes[3]	174,350	–	31,210	–	205,560
Chris Thiris[4]	–	–	–	–	–
Stephen Foster	122,081	–	22,786	–	144,867

[1] Balance of shares held at 1 January 2011 and 31 December 2011 include directly held, and nominally held shares, and shares held by personally related entities.

[2] Does not include Performance Rights granted under the ESP but not vested.

[3] Ms. Judith Downes departed from the position of Chief Financial Officer on 24 August 2011. The balances of shares held against her name are as at 24 August 2011.

[4] Mr Thiris commenced in September 2011 as Interim Chief Financial Officer. He was appointed Chief Financial Officer in December 2011.

TABLE 7.1 SENIOR EXECUTIVES SHAREHOLDINGS FOR THE YEAR ENDED 31 DECEMBER 2010

	BALANCE OF SHARES AS AT 1 JANUARY 2010[1]	SHARES ACQUIRED DURING THE YEAR UNDER EMPLOYEE SHARE PLAN	OTHER SHARES ACQUIRED DURING THE YEAR	SHARES SOLD DURING THE YEAR	BALANCE OF SHARES HELD AT 31 DECEMBER 2010[1]
John Bevan	355,380	–	–	–	355,380
Judith Downes	174,350	–	–	–	174,350
Stephen Foster	119,304	–	19,881	(17,104)	122,081

[1] Balance of shares held at 1 January 2010 and 31 December 2010 include directly held, and nominally held shares, and shares held by personally related entities.

This report is made in accordance with a resolution of the Directors.



JOHN PIZZEY
Chairman
7 March 2012

43

REMUNERATION REPORT (CONTINUED)

pwc

AUDITOR’S INDEPENDENCE DECLARATION

As lead auditor for the audit of Alumina Limited for the year ended 31 December 2011, I declare that to the best of my knowledge and belief, there have been: a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Alumina Limited and the entities it controlled during the period.

CHRIS DODD

Partner

PricewaterhouseCoopers

7 March 2012

Melbourne

Liability limited by a scheme approved under Professional Standards Legislation

APPENDIX 1

ASX COMPARATOR GROUP

COMPANY[1]	2011	2012	2013
ABB Grain	X		
Adelaide Brighton	X	X	X
Amcor	X	X	X
AMP	X	X	X
Ansell	X	X	X
Aristocrat Leisure	X		
ANZ Banking Group	X	X	X
APA Group	X	X	X
APN News & Media	X		
Aquila Resources		X	X
Arrow Energy	X		
AGL Energy	X	X	X
Aquarius Platinum	X	X	X
Asciano		X	X
ASX	X	X	X
Atlas Iron		X	X
Austar United Communications	X		
AWB	X		
AWE	X		
Axa Asia Pacfic Holdings	X	X	X
Bank of Queensland	X	X	X
Bendigo & Adelaide Bank	X	X	X
BHP Billiton	X	X	X
Billabong	X	X	X
Bluescope Steel	X	X	X
Boral	X	X	X
Boart Longyear		X	X
Brambles	X	X	X
Caltex Australia	X	X	X
Challenger		X	X
Coca-Cola Amatil	X	X	X
Cochlear	X	X	X
Commonwealth Bank	X	X	X
Computershare	X	X	X
Connecteast Group	X	X	X
Consolidated Media Holdings	X		
Crown	X	X	X
CSL	X	X	X
CSR	X	X	X
David Jones	X	X	X
Downer EDI	X		
Duet Group	X	X	X
Eldorado Gold CDI		X	X
Energy Resources of Australia	X	X	X
Equinox Minerals CDI	X	X	X
Extract Resources		X	X
Fairfax Media	X	X	X
Felix Resources	X		
Flight Centre		X	X

45

APPENDIX 1

COMPANY[1]	2011	2012	2013
Fortescue Metals GP	X	X	X
Foster's Group	X	X	X
Goodman Fielder	X	X	
Harvey Norman Holdings	X	X	X
Healthscope	X		
Henderson Group CDI		X	X
Iluka Resources	X	X	X
Incitec Pivot	X	X	X
Insurance Aust. Group	X	X	X
IOOF Holdings		X	X
James Hardie Inds.	X	X	X
JB H-FI		X	X
Karoon Gas		X	X
Leighton Holdings	X	X	X
Lihir Gold	X		
Linc Energy	X		
Lion Nathan	X		
Lynas		X	X
MacArthur Coal		X	X
Macquarie Group	X	X	
Goodman Group			X
Macquarie Infra Group	X		X
Map Group	X	X	X
Metcash	X	X	X
Mineral Resources		X	X
Mount Gibson Iron		X	X
Myer Holdings		X	X
National Aust. Bank	X	X	X
News Corp Cdi B	X	X	X
Newcrest Mining	X	X	X
Nufarm	X		
Onesteel	X	X	X
Oil Search	X	X	X
Orica	X	X	X
Origin Energy	X	X	X
OZ Minerals	X	X	X
Paladin Energy	X	X	X
Panust		X	X
Perpetual	X	X	X
Platinum Asset Management	X	X	X
Primary Healthcare	X	X	X
Qantas Airways	X	X	X
QBE Insurance Group	X	X	X
Ramsay Health Care	X	X	X
Resmed CDI	X	X	X
Rio Tinto	X	X	X
Riversdale Mining		X	X

46

APPENDIX 1

COMPANY[1]	2011	2012	2013
Sigma Pharmaceutical	X		
Sino Gold Mining	X		
Santos	X	X	X
Seek		X	X
Seven Group Holdings	X	X	X
Sims Metal Management	X	X	X
Singapore Telecom	X	X	X
Sonic Healthcare	X	X	X
Spark Infrastructure Group	X		
SP Ausnet	X	X	X
UGL	X	X	X
Suncorp-Metway	X	X	X
Tabcorp Holdings	X	X	X
Tatts Group	X	X	X
Telecom Corp NZ	X	X	X
Telstra	X	X	X
Ten Network Holdings	X		
Toll Holdings	X	X	X
Transurban Group	X	X	X
Wesfarmers (WES)	X	X	X
Western Australia NWSP Holdings	X		
Westpac Banking	X	X	X
Whitehaven Coal		X	X
Woodside Petroleum	X	X	X
Woolworths	X	X	X
Worley Parsons	X	X	X

[1] The companies included in the Comparator Group change from year to year as companies enter or exit the ASX 100 or are delisted.

47

APPENDIX 2

INTERNATIONAL COMPARATOR GROUP

COMPANY[1]	2011	2012	2013
Agnico-Eagle Mines	X	X	X
Alcoa	X	X	X
Anglo American	X	X	X
Arcelormittal	X	X	X
Barrick Gold	X	X	X
Bhp Billiton Ltd	X	X	X
Bhp Billiton Plc	X	X	X
Cia.minas Buenaventura ADR		X	X
China Steel	X	X	X
Fortescue Metals	X	X	X
Freeport Mcmoran	X	X	X
Gerdau Pn	X	X	X
Goldcorp	X	X	X
JFE Holdings	X	X	X
Kinross Gold Corp	X	X	X
Kobe Steel	X		
Newmont Mining	X	X	X
Newcrest Mining	X	X	X
Nippon Steel	X	X	X
Norsk Hydro	X	X	X
Nucor	X	X	X
Posco	X	X	X
Rio Tinto (Ltd)	X	X	X
Rio Tinto (Plc)	X	X	X
Siderurgica Nacional on ADR	X	X	X
Southern Copper		X	X
Sumitomo Metal Mining	X		
Sumitomo Metals Inds	X	X	X
Teck Resources B (CAD)		X	X
Thyssenkrupp	X	X	X
Cvrd Pna (Vale Adr)	X	X	X
Cvrd Pna (Vale Pf Adr)	X		
Xstrata	X	X	X

[1] The companies included in the Comparator Group change from year to year as companies enter or exit the 30 largest companies in the Metals and Mining group or are delisted.

48

FINANCIAL SUMMARY

FULL YEAR REVIEW

Alumina Limited’s Net Profit after Tax for 2011 was $126.6 million. Underlying earnings after tax was a profit of $128.0 million.

Underlying earnings was calculated by adding $1.4 million (2010: $2.1 million) to reported net profit after tax, being the non-cash impact of IFRS measurement of embedded derivatives for energy contracts and non-cash adjustments for certain actuarial movements in defined benefit pension plans.

The translation of Alumina Limited’s Australian dollar general and administrative expenses into US dollars was impacted by the strength of the Australian dollar over 2011, contributing $1.7 million of the increase to reported expenses. General and administrative expenses for 2011 were $17.3 million (2010: 14.7 million).

During 2011, Alumina Limited repurchased $168 million of convertible bonds at face value, using existing bank facilities. The convertible bond is now fully repaid. Alumina Limited also replaced maturing bank facilities and established a domestic medium term note program that will allow the Company to diversify its funding sources once market conditions improve sufficiently to allow issuance. Alumina Limited has no debt facilities maturing until November 2013. Current liabilities include $52.9 million representing the annual amortisation of the Brazil National Development Bank loan (BNDES).

Finance costs decreased to $28.5 million (2010: $38.7 million). The decrease arises from a lower average balance of drawn facilities and the $6.4 million reduction in the amortisation of the option portion of the convertible bond which was bought back during 2011, partially offset by an increase in amortisation of prepaid commitment fees as bank facilities with pending maturities were replaced by longer term facilities.

ALUMINA LIMITED RETURNS AND DIVIDEND

Alumina Limited received $232.2 million of fully franked dividends from Alcoa of Australia during 2011, which was in line with last year (2010: $234.4 million).

Directors declared a final dividend of US 3 cents per share, bringing the total dividend for the full year 2011 to US 6 cents per share (2010: US 6 cents per share). The total dividend paid and declared for 2011 represents 75% of net cash from operating activities (2010: 73%).

Generally the Board intends, on an annual basis, to distribute cash from operations after debt servicing and corporate costs commitments have been met. Dividends will be fully franked for the foreseeable future.

ALUMINA LIMITED BALANCE SHEET

Alumina Limited’s gearing remains at a conservative 14.1%. Net debt at the end of 2011 was $472 million (2010: $353 million).

Net debt increased over the year as further investments in the Alumar refinery and Juruti mine in Brazil, and the San Ciprian refinery in Spain were made. These investments mainly occurred in the first half of 2011.

Investments in associates decreased over 2010 by $91 million. Net investments made in AWAC entities during the year was $149 million, which was principally offset by dividends and distributions received exceeding the Company’s equity share of AWAC profit after tax by $67 million and $168 million foreign currency revaluation of AWAC property, plant and equipment. Current liabilities include the amortisation of the BNDES loan to be paid over 2012. Current liabilities of $58 million exceed current assets of $25 million, however the directors are confident that the liabilities can be met using available cash and undrawn committed facilities whose maturities extend beyond 31 December 2012.

AWAC REVIEW

AWAC cash from operations, including the sale of land, rose marginally over 2010 to $739 million (2010: $724 million) reflecting increased prices and volume of alumina sales, offset by raw material cost increases and higher tax payments. Additionally, working capital flows were affected by delayed shipments which will be recovered during 2012. Sustaining capital expenditure was $300 million, the majority of which was incurred in Australia. During 2011, the Australian operations commenced the relocation of crushing facilities, which is expected to cost approximately A$285 million over four years. This is a significant project which occurs every eight to ten years for mines to reduce haul road distance and so improve productivity.

Alumina production was a record 15.7 million tonnes, (2010: 15.2 million), and with the increase in shipments and the 22% increase in realised prices, this led to a 26% increase in alumina revenue. A significant proportion of the alumina production increase is attributed to the Alumar refinery in Brazil, which operated consistently throughout the year. The Australian refineries continued to operate at or near nameplate capacity.

The independent alumina pricing indices gained further acceptance in 2011. During the year, AWAC converted approximately 20% of third party smelter grade alumina sales to be priced on spot or index prices, contributing to the 22% rise in realised alumina prices. Alumina contracts priced as a percentage of aluminium also benefited from a rise in the metal price. Overall, price movements accounted for 90% of the alumina revenue increase.

Alumina operating margin was $70 per tonne, an improvement of $23 per tonne on 2010, with higher realised prices offsetting the impact of the weaker US dollar and higher raw material and energy costs. In the first half of 2011, operating margin was $76 per tonne, reducing to $64 per tonne in the second half as global concerns, particularly around Europe, were reflected in volatile and lower prices. Aluminium production of approximately 357,000 tonnes was in line with 2010. Restructuring costs and weaker markets in the second half of 2011 lowered performance of aluminium assets relative to the first half, with operating losses incurred in the fourth quarter. On 8 February 2012 Alcoa of Australia Limited commenced a review of the future viability of the Point Henry aluminium smelter.

ALUMINA LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEAR ENDED 31 DECEMBER 2011

NOTES US$ MILLION

2011 2010

Revenue from continuing operations 4 0.2 1.4

General and administrative expenses (17.3) (14.7)

Other income 5 0.1 2.1

Finance costs 6(b) (28.5) (38.7)

Share of net profits of associates accounted for using the equity method 12(g) 173.1 84.5

Profit before income tax 127.6 34.6

Income tax expense from continuing operations 7(a) (1.0) -

Profit for the year 126.6 34.6

Other comprehensive (loss)/income

Share of reserve movements accounted for using the equity method (5.0) 0.8

Foreign exchange translation difference (168.9) 230.0

Other comprehensive (loss)/income for the year, net of tax (173.9) 230.8

Total comprehensive (loss)/income for the year attributable to the owners of Alumina Limited (47.3) 265.4

Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the Company:

Basic earnings per share 8 5.2c 1.4c

Diluted earnings per share 8 5.2c 1.4c

The above statements of comprehensive income should be read in conjunction with the accompanying notes.

ALUMINA LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED BALANCE SHEETS AS AT 31 DECEMBER 2011

NOTES US$ MILLION

2011 2010

CURRENT ASSETS

Cash and cash equivalents 10 19.0 112.1

Derivative financial instruments - 5.0

Receivables 11 0.2 0.2

Other assets 6.2 9.4

Total current assets 25.4 126.7

NON-CURRENT ASSETS

Investments in associates 12 3,324.8 3,415.6

Property, plant and equipment 13 0.2 0.2

Deferred tax liabilities/assets 17 - -

Total non-current assets 3,325.0 3,415.8

TOTAL ASSETS 3,350.4 3,542.5

CURRENT LIABILITIES

Payables 14 3.1 5.9

Interest-bearing liabilities 15 52.9 217.7

Derivative financial instruments 1.3 -

Provisions 16 0.2 0.2

Other 0.7 0.6

Total current liabilities 58.2 224.4

NON-CURRENT LIABILITIES

Interest-bearing liabilities 15 437.7 246.2

Provisions 18 0.5 0.4

Total non-current liabilities 438.2 246.6

TOTAL LIABILITIES 496.4 471.0

NET ASSETS 2,854.0 3,071.5

EQUITY

Parent entity interest:

Contributed equity 19 2,154.1 2,154.1

Treasury shares 21(e) (1.5) (1.5)

Reserves:

- Group 21 (166.3) 4.3

- Associates 21 (2.5) 2.5

Retained profits:

- Group 21(d) 928.5 903.6

- Associates 12(c) (58.3) 8.5

TOTAL EQUITY 2,854.0 3,071.5

The above balance sheets should be read in conjunction with the accompanying notes.

ALUMINA LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED 31 DECEMBER 2011

	NOTES	US$ MILLION			
		CONTRIBUTED EQUITY[1]	RESERVES	RETAINED PROFITS	TOTAL
Balance as at 1 January 2010		2,153.1	(227.8)	993.0	2,918.3
Adjustment for prior period revision[2]		–	23.9	(23.9)	–
Restated total equity at the beginning of the financial year		**2,153.1**	**(203.9)**	**969.1**	**2,918.3**
Profit for the year		–	–	34.6	34.6
Other comprehensive income for the year		–	230.8	–	230.8
Transactions with owners in their capacity as owners:					
Dividends declared		–	–	(91.6)	(91.6)
Option premium on convertible bonds		–	(20.5)	–	(20.5)
Movement in share based payments reserve		–	0.4	–	0.4
Movement in treasury shares		(0.5)	–	–	(0.5)
Balance as at 31 December 2010		**2,152.6**	**6.8**	**912.1**	**3,071.5**
Balance as at 1 January 2011		**2,152.6**	**6.8**	**912.1**	**3,071.5**
Profit for the year		–	–	126.6	126.6
Other comprehensive loss for the year		–	(173.9)	–	(173.9)
Transactions with owners in their capacity as owners:					
Dividends declared		–	–	(170.8)	(170.8)
Transfer capital reserve to retained earnings[3]		–	(2.3)	2.3	–
Movement in share based payments reserve		–	0.6	–	0.6
Balance at 31 December 2011		**2,152.6**	**(168.8)**	**870.2**	**2,854.0**

[1] Treasury shares have been deducted from contributed equity.
[2] Refer Note 33.
[3] Westminer International (U.K.) Limited, a wholly owned subsidiary of the Group, was dissolved on the 10th May 2011.

The above statements of changes in equity should be read in conjunction with the accompanying notes.

52

ALUMINA LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED 31 DECEMBER 2011

NOTES US$ MILLION

2011 2010

CASH FLOWS FROM OPERATING ACTIVITIES

Payments to suppliers and employees (inclusive of goods and services tax) (17.6) (12.1)

GST refund received 0.8 0.6

Dividends and distributions received from associates 232.2 234.4

Distributions received from associates 7.7 7.7

Interest received 0.2 0.9

Finance costs (26.8) (30.8)

Other (0.4) (0.1)

Net cash inflow from operating activities 22(a) 196.1 200.6

CASH FLOWS FROM INVESTING ACTIVITIES

Payments for investment in associates (166.6) (161.6)

Proceeds from return of invested capital 17.3 13.8

Proceeds from derivatives - 6.0

Net settlement of hedge contracts - (0.6)

Net cash outflow from investing activities (149.3) (142.4)

CASH FLOWS FROM FINANCING ACTIVITIES

Repurchase of convertible bond (167.6) (181.5)

Proceeds from borrowings 285.0 33.7

Repayment of borrowings (86.0) (1.1)

Dividends paid (170.6) (93.7)

Net cash outflow from financing activities (139.2) (242.6)

Net decrease in cash and cash equivalents (92.4) (184.4)

Cash and cash equivalents at the beginning of the financial year 112.1 305.6

Effects of exchange rate changes on cash and cash equivalents (0.7) (9.1)

Cash and cash equivalents at the end of the financial year 10(a) 19.0 112.1

The above statements of cash flows should be read in conjunction with the accompanying notes.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011

1. SUMMARY OF SIGNIFICANT

ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. This financial report comprises consolidated financial statements for the Group consisting of Alumina Limited and its subsidiaries (together referred to as the Group).

A BASIS OF PREPARATION

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.

Compliance with International Financial Reporting Standards

The financial report of Alumina Limited also complies with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain financial assets and liabilities (including derivative instruments) at fair value through profit and loss.

Critical accounting estimates

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

B PRINCIPLES OF CONSOLIDATION (I) SUBSIDIARIES

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Alumina Limited as at 31 December 2011 and the results of all subsidiaries for the year then ended. Alumina Limited and its subsidiaries together are referred to in this financial report as the Group or the consolidated entity.

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Group.

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of comprehensive income, statement of changes in equity and balance sheet respectively.

(II) ASSOCIATES

Associates are those entities over which the consolidated entity exercises significant influence but not control over the financial and operating policies, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the cost method and in the consolidated financial statements using the equity method of accounting, after initially being recognised at cost. The consolidated entity’s investment in associates includes goodwill identified on acquisition. The Group’s share of its associates’ post acquisition profits or losses is recognised in the profit or loss, and its share of post-acquisition other comprehensive income is recognised in reserves after aligning back to Group accounting policies. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends receivable from associates reduce the carrying amount of the investment.

When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

(III) EMPLOYEE SHARE TRUST

The Group has formed a trust to administer the Group’s employee share scheme. This trust is consolidated, as the substance of the relationship is that the trust is controlled by the Group.

Shares held by the Alumina Employee Share Acquisition Plan Trust are disclosed as treasury shares and deducted from contributed equity.

C INCOME TAX

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the reporting date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Current and deferred tax balances attributable to amounts recognised directly in other comprehensive income and equity are also recognised directly in other comprehensive income and equity.

Additional withholding taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.

D FOREIGN CURRENCY TRANSLATION

FUNCTIONAL AND PRESENTATION CURRENCY

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in US dollars, which is Alumina Limited’s presentation currency and functional currency from 1 January 2010.

TRANSACTIONS AND BALANCES

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the profit or loss, except when they are deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

CONTROLLED FOREIGN ENTITIES AND ASSOCIATES

The results and financial position of all the Group entities and associates that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

- income and expenses are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

- all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are taken to the translation reserve in shareholders’ equity. When a foreign operation is sold, its proportionate share of such exchange differences are recognised in the profit or loss, as part of the gain or loss on sale where applicable.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

E PROPERTY, PLANT AND EQUIPMENT OWNED ASSETS

Items of property, plant and equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

LEASED ASSETS

The Company leases office facilities under an operating lease agreement. Payments made under this agreement are recognised in the profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense over the term of the lease.

F RECEIVABLES

All trade debtors are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts, which in practice will equal the amounts receivable upon settlement. Collectibility of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off by reducing the carrying amount directly. An allowance account (provision for impairment of trade receivables) is used when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the impairment allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The amount of the impairment loss is recognised in the profit or loss within other expenses.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

When a trade receivable for which an impairment allowance had been recognised becomes uncollectible in a subsequent period, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against other expenses in the profit or loss.

G CASH AND CASH EQUIVALENTS

For cash flow statement presentation purposes, cash and cash equivalents comprise cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are included with cash on hand.

H IMPAIRMENT OF ASSETS

The Group assesses at each balance date whether there is objective evidence that the investment in associates is impaired. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

I ACQUISITION OF ASSETS

The acquisition method of accounting is used for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange. Where equity instruments are issued in an acquisition, the value of the instruments is their published market price as at the date of exchange, unless the published market price is an unreliable indicator of fair value and other evidence and valuation methods provide a more reliable measure of fair value. Acquisitions related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

J DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

Depreciation is calculated on a straight line basis to write off the net cost of each item of property, plant and equipment (excluding land and investment properties) over its expected useful life to the consolidated entity.

Office furniture 8 years

Computers and other office equipment 4 years

K BORROWINGS

Borrowings are initially recognised at fair value, net of transaction costs incurred and amortisation of capitalised facility fees. Borrowings are subsequently measured at amortised cost. Any difference between the amortised cost (net of transaction costs) and the redemption amount is recognised in profit or loss over the period of the borrowings using the effective interest method.

The fair value of the liability portion of a convertible bond on initial recognition is determined using a market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortised basis until extinguished or conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option. This is recognised and included in shareholders’ equity, net of income tax effects.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

L BORROWING COSTS

Borrowing costs comprise interest payable on borrowings calculated using the effective interest rate method and amortisation of capital facility fees. Borrowing costs incurred for the construction of any qualifying asset are capitalised during the time that it is required to complete and prepare the asset for its intended use or sale. Other borrowing costs are expensed.

M TRADE AND OTHER PAYABLES

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year and which are unpaid. These amounts are unsecured and are usually paid within thirty days of recognition.

N REVENUE

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances and duties and taxes paid. Interest income is recognised in the profit or loss as it accrues, using the effective interest method. Dividend income is recognised in the profit or loss on the date the entity’s right to receive payments is established.

O EMPLOYEE BENEFITS

(I) SALARIES AND ANNUAL LEAVE

Liabilities for salaries and annual leave are recognised in current provisions (i.e. short-term employee benefits), and are measured as the amount unpaid at reporting date at expected pay rates in respect of employees’ services up to that date, including related on-costs.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(II) LONG SERVICE LEAVE

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash flows.

(III) SHARE-BASED PAYMENTS

Share-based compensation benefits are provided to employees via the Alumina Employee Share Plan. Information relating to these schemes is set out in Note 20.

The fair value of performance rights granted under the Alumina Employee Share Plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the performance rights.

The fair value at grant date is determined using a methodology which employs the Monte Carlo simulation and a Black-Scholes option pricing model. This methodology takes into account the exercise price, the term of the performance right, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the performance right, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the performance right.

Upon the exercise of performance rights, the balance of the share-based payments reserve relating to those performance rights is transferred to share capital.

Non-market vesting conditions are included in assumptions about the number of performance rights that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of performance rights that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate. The impact of the revision to original estimates, if any, is recognised in the profit or loss with a corresponding adjustment to equity.

(IV) SUPERANNUATION

Since 27 July 2001, all employer contributions and ongoing management of employees’ superannuation entitlements have been managed by the WMC Superannuation Plan, an independently managed sub-plan of the Plum Superannuation Fund, except where the relevant employees elect for those contributions to be paid to an alternate fund. Alumina employees are members of a sub-plan of the WMC Superannuation Plan, created specifically for Alumina. The plan is an accumulation category plan which offers a minimum company contribution (subject to certain cashing out options and legislation) of 9 per cent of basic salary to each member’s account. Members also have the option to make voluntary contributions to their account. Employer contributions to these funds are recognised as an expense.

(V) DEFINED BENEFIT PLANS

Alumina Limited’s associates have defined benefit plans in place. The associates’ net obligation in respect of defined benefit plans, is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted.

The discount rate is the yield at the balance sheet date on a combination of government and corporate bonds that have maturity dates approximating the terms of the associated entity’s obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

When the calculation results in plan assets exceeding liabilities to the Group, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

All actuarial gains and losses are recognised in earnings of the associates. The movement in future costs of retirement benefit obligations, net of investment returns, is reflected in the Group’s equity share of AWAC’s results, adjusted for IFRS.

Past service cost is the increase in the present value of the defined benefit obligation for employee services in prior periods, resulting in the current period from the introduction of, or changes to, post-employment benefits or other long-term employee benefits. Past service costs may either be positive (where benefits are introduced or improved) or negative (where existing benefits are reduced).

In May 2011 the Company identified an error related to the 2008 financial statements which resulted from differences between US GAAP and IFRS accounting regarding the associates’ defined benefit plans. The impact of the error resulted in an overstatement of share net profits of associates for the year 2008 by $23.9 million. The error also understated equity reserves for the year ended 31 December 2008 by $23.9 million. The comparative balance sheet as at 31 December 2010 reflects these adjustments, as disclosed in the Statement of Changes in Equity for the year ended 31 December 2010.

P DERIVATIVES

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The method of recognising gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

DERIVATIVES THAT DO NOT QUALIFY FOR HEDGE ACCOUNTING

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in profit or loss.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DERIVATIVES THAT ARE DESIGNATED IN HEDGE RELATIONSHIPS

The Group documents at the inception of the hedging transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

NET INVESTMENT IN A FOREIGN OPERATION HEDGE

The portion of a gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in other comprehensive income. The ineffective portion is recognised immediately in profit or loss. The gain or loss on hedging instruments relating to the effective portion of the hedge that has been recognised directly in other comprehensive income shall be recognised in profit or loss on disposal of the foreign operation.

CASH FLOW HEDGE

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss within other income or other expense.

Amounts accumulated in other comprehensive income are recycled in profit or loss in the periods when the hedged item will affect profit or loss.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in other comprehensive income at that time remains in other comprehensive income and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to profit or loss.

EMBEDDED DERIVATIVES

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not measured at fair value with changes in fair value recognised in profit or loss.

Sale and purchase contracts may be considered to have financial derivative instruments embedded within them, when future transactions under such contracts are to be executed at prices which will depend on the market prices at the time of specified financial instruments which themselves are not closely related to the commodities which are the subjects of the contracts. AWAC has in place a number of long term contracts for the purchase of energy which have within their pricing formulae mechanisms to vary the price depending on the London Metal Exchange (LME) aluminium price at the time, oil prices, Consumer Price Index and are considered to contain embedded derivatives. Future purchases under these contracts are marked-to-market at each balance date on the basis of the then-current best indicator of future LME aluminium price over the remaining terms of the contracts. Changes in the mark to market valuation from the opening of the period to the balance date are accounted for as gains or losses, as appropriate, by the relevant AWAC entity. Alumina Limited accounts for its share of such transactions within its equity share of net profits of associates.

Q DIVIDENDS

Provision is made for the amount of any dividend declared on or before the end of the financial year but not distributed at balance date.

R EARNINGS PER SHARE (I) BASIC EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for rights issues, bonus elements in ordinary shares issued during the year and treasury shares issued.

(II) DILUTED EARNINGS PER SHARE

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

S SEGMENT REPORTING

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker has been identified as the Chief Executive Officer. Alumina Limited’s primary assets are its 40% interest in the series of operating entities forming AWAC. The Company operates in the alumina/aluminium business through its equity interests in AWAC.

T PROVISIONS

Provisions for legal claims and service warranties are recognised when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

AWAC is required to rehabilitate bauxite mines, refineries and smelters upon cessation of operations.

Closedown and restoration costs include the costs of dismantling and demolition of infrastructure or decommissioning, the removal of residual material and the remediation of disturbed areas. Closedown and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs, whether this occurs during the mine development or during the production phase, based on the net present value of estimated future costs.

The costs are estimated on the basis of a closure model. The cost estimates are calculated annually during the life of the operation to reflect known developments, and are subject to regular reviews.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

The amortisation or unwinding of the discount applied in establishing the net present value of provisions is charged to profit or loss in each accounting period. Other movements in the provisions for closedown and restoration costs, including those resulting from new disturbance, updated cost estimates, changes to lives of operations and revisions to discount rates are capitalised within fixed assets. These costs are then depreciated over the lives of the assets to which they relate.

Where rehabilitation is conducted systematically over the life of the operation, rather than at the time of closure, provision is made for the outstanding continuous rehabilitation work at each balance date. All costs of continuous rehabilitation work are charged to the provision as incurred.

U CONTRIBUTED EQUITY

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or performance rights are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or performance rights, or for the acquisition of a business, are not included in the cost of the acquisition as part of the purchase consideration.

V NEW ACCOUNTING STANDARDS

Certain new accounting standards and interpretations have been published that are not mandatory for the 31 December 2011 reporting period. The Group’s assessment of the impact of these new standards and interpretations is set out below:

I) AASB 9 Financial Instruments, AASB 2009-11 Amendments to Australian Accounting Standards arising from AASB 9 and AASB 2010-7 Amendments to Australian Accounting Standards arising from AASB 9 (December 2010) (effective for annual reporting periods beginning on or after 1 January 2015)

AASB 9 Financial Instruments addresses the classification, measurement and derecognition of financial assets and liabilities. The standard is not applicable until 1 January 2015 but is available for early adoption.

The Group has not yet decided when to adopt AASB 9. The potential impact on the Group’s financial statements has not yet been determined.

II) AASB 1053 Application of Tiers of Australian Accounting Standards and AASB 2010-2 Amendments to Australian Accounting Standards arising from Reduced Disclosure Requirements (effective 1 July 2013)

On 30 June 2010 the AASB officially introduced a revised differential reporting framework in Australia. Under this framework, a two-tier differential reporting regime applies to all entities that prepare general purpose financial statements. Alumina Limited has public accountability as defined in AASB 1053 and is therefore not eligible to adopt the new Australian Accounting Standards - Reduced Disclosure Requirements. As a consequence, the two standards will have no impact on the financial statements of the entity.

III) AASB 2010-6 Amendments to Australian Accounting Standards - Disclosures on Transfers of Financial Assets (effective for annual reporting periods beginning on or after 1 July 2011)

In November 2010, the AASB made amendments to AASB 7 Financial Instruments: Disclosures which introduce additional disclosures in respect of risk exposures arising from transferred financial assets. The amendments will affect particularly entities that sell, factor, securitise, lend or otherwise transfer financial assets to other parties. They are not expected to have any significant impact on the Group’s disclosures.

IV) AASB 2010-8 Amendments to Australian Accounting Standards - Deferred Tax: Recovery of Underlying Assets (effective from 1 January 2012)

In December 2010, the AASB amended AASB 112 Income Taxes to provide a practical approach for measuring deferred tax liabilities and deferred tax assets when investment property is measured using the fair value model. AASB 112 requires the measurement of deferred tax assets or liabilities to reflect the tax consequences that would follow from the way management expects to recover or settle the carrying value of the relevant assets or liabilities, that is through use or through sale. The amendment introduces a rebuttable presumption that investment property which is measured at fair value is recovered entirely by sale. The Group will apply the amendment from 1 January 2012 and is currently evaluating the impact of the amendment.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

V) AASB 2011-5 Amendments to Australian Accounting Standards - Extending Relief from Consolidation, the Equity Method and Proportionate Consolidation and AASB 2011-6 Amendments to Australian Accounting Standards - Extending Relief from Consolidation, the Equity Method and Proportionate Consolidation - Reduced Disclosure Requirements

AASB 2011-5 and AASB 2011-6 provide relief from consolidation, the equity method and proportionate consolidation to not-for-profit entities and entities reporting under the reduced disclosure regime under certain circumstances. They will not affect the financial statements of the Group. The amendments apply from 1 July 2011 and 1 July 2013 respectively.

VI) Revised AASB 119 Employee Benefits, AASB 2011-10 Amendments to Australian Accounting Standards arising from AASB 119 (September 2011) and AASB 2011-11 Amendments to AASB 119 (September 2011) arising from Reduced Disclosure Requirements (effective 1 January 2013)

In September 2011, the AASB released a revised standard on accounting for employee benefits. It requires the recognition of all remeasurements of defined benefit liabilities/assets immediately in other comprehensive income (removal of the so-called ‘corridor’ method) and the calculation of a net interest expense or income by applying the discount rate to the net defined benefit liability or asset. This replaces the expected return on plan assets that is currently included in profit or loss. The standard also introduces a number of additional disclosures for defined benefit liabilities/assets and could affect the timing of the recognition of termination benefits. The amendments may have to be implemented retrospectively. Since AWAC has defined benefit obligations, the amendments may have an impact on the Group’s financial statements. The Group has not yet decided when to adopt the new standard and has not yet estimated the impact of the amendment.

VII) AASB 10 Consolidated Financial Statements, AASB 11 Joint Arrangements, AASB 12 Disclosure of Interests in Other Entities, revised AASB 127 Separate Financial Statements and AASB 128 Investments in Associates and Joint Ventures and AASB 2011-7 Amendments to Australian Accounting Standards arising from the Consolidation and Joint Arrangements Standards (effective for annual reporting periods on or after 1 January 2013)

In August 2011, the AASB issued a suite of five new and amended standards which address the accounting for joint arrangements, consolidated financial statements and associated disclosures.

AASB 10 replaces all of the guidance on control and consolidation in AASB 127 Consolidated and Separate Financial Statements, and Interpretation 12 Consolidation - Special Purpose Entities. The core principle that a consolidated entity presents a parent and its subsidiaries as if they are a single economic entity remains unchanged, as do the mechanics of consolidation, however the standard introduces a single definition of control that applies to all entities. It focuses on the need to have both power and rights or exposure to variable returns before control is present. Power is the current ability to direct the activities that significantly influence returns. Returns must vary and can be positive, negative or both. There is also new guidance on participating and protective rights and on agent/principal relationships. While the Group does not expect the new standard to have a significant impact on its composition, it has yet to perform a detailed analysis of the new guidance in the context of its various investees that may or may not be controlled under the new rules.

AASB 11 introduces a principles based approach to accounting for joint arrangements. The focus is no longer on the legal structure of joint arrangements, but rather on how rights and obligations are shared by the parties to the joint arrangement. Based on the assessment of rights and obligations, a joint arrangement will be classified as either a joint operation or joint venture. Joint ventures are accounted for using the equity method, and the choice to proportionately consolidate will no longer be permitted. Parties to a joint operation will account their share of revenues, expenses, assets and liabilities in much the same way as under the previous standard. AASB 11 also provides guidance for parties that participate in joint arrangements but do not share joint control. The Group is yet to evaluate its joint arrangements in light of the new guidance.

AASB 12 sets out the required disclosures for entities reporting under the two new standards, AASB 10 and AASB 11, and replaces the disclosure requirements currently found in AASB 128. Application of this standard by the Group will not affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the Group’s investments.

AASB 127 is renamed Separate Financial Statements and is now a standard dealing solely with separate financial statements. Application of this standard by the Group will not affect any of the amounts recognised in the financial statements, but may impact the type of information disclosed.

Amendments to AASB 128 provide clarification that an entity continues to apply the equity method and does not remeasure its retained interest as part of ownership changes where a joint venture becomes an associate, and vice versa. The amendments also introduce a “partial disposal” concept. The Group is still assessing the impact of these amendments.

The Group does not expect to adopt the new standards before their operative date. They would therefore be first applied in the financial statements for the annual reporting period ending 31 December 2013.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

VIII) AASB 1054 Australian Additional Disclosures, AASB 2011-1 Amendments to Australian Accounting Standards arising from the Trans-Tasman Convergence Project and AASB 2011-2 Amendments to Australian Accounting Standards arising from the Trans-Tasman Convergence Project - Reduced Disclosure Requirements (for annual reporting periods on or after 1 July 2011)

The AASB and NZ FRSB have issued accounting standards that eliminate most of the existing differences between their local standards and IFRS. Where additional disclosures were considered necessary, they were moved to the new standard AASB 1054. Adoption of the new rules will not affect any of the amounts recognised in the financial statements, but may simplify some of the Group’s current disclosures. The Group intends to adopt the standard from 1 January 2012.

IX) AASB 13 Fair Value Measurement and AASB 2011-8 Amendments to Australian Accounting Standards arising from AASB 13 (effective for annual reporting periods on or after 1 January 2013)

AASB 13 was released in September 2011. It explains how to measure fair value and aims to enhance fair value disclosures. The Group has yet to determine which, if any, of its current measurement techniques will have to change as a result of the new guidance. The Group does not use fair value measurements extensively. It is therefore unlikely that the new rules will have a significant impact on any of the amounts recognised in the financial statements. However, application of the new standard will impact the type of information disclosed in the notes to the financial statements. The Group does not intend to adopt the new standard before its operative date, which means that it would be first applied in the annual reporting period ending 31 December 2013.

X) AASB 2011-9 Amendments to Australian Accounting Standards - Presentation of Items of Other Comprehensive Income (effective 1 July 2012)

In September 2011, the AASB made an amendment to AASB 101 Presentation of Financial Statements which requires entities to separate items presented in other comprehensive income into two groups, based on whether they may be recycled to profit or loss in the future. This will not affect the measurement of any items recognised in the balance sheet or the profit or loss in the current period. The Group intends to adopt the new standard from 1 January 2013.

XI) AASB 2011-4 Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure Requirements (effective 1 July 2013)

In July 2011 the AASB decided to remove the individual key management personnel (KMP) disclosure requirements from AASB 124 Related Party Disclosures, to achieve consistency with the international equivalent standard and remove a duplication of the requirements with the Corporations Act 2001. While this will reduce the disclosures that are currently required in the notes to the financial statements, it will not affect any amounts recognised in the financial statements. The amendments apply from 1 July 2013 and cannot be adopted early. The Corporations Act requirements in relation to remuneration reports will remain unchanged for now, but these requirements are currently subject to review and may also be revised in the near future.

XII) Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32) and Disclosures-Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7) (effective 1 January 2014 and 1 January 2013 respectively)

In December 2011, the IASB made amendments to the application guidance in IAS 32 Financial Instruments: Presentation, to clarify some of the requirements for offsetting financial assets and financial liabilities in the balance sheet. These amendments are effective from 1 January 2014. They are unlikely to affect the accounting for any of the entity’s current offsetting arrangements. However, the IASB has also introduced more extensive disclosure requirements into IFRS 7 which will apply from 1 January 2013. The AASB is expected to make equivalent changes to AASB 32 and AASB 7 shortly. When they become applicable, the Group will have to provide a number of additional disclosures in relation to its offsetting arrangements. The Group intends to apply the new rules for the first time in the financial year commencing 1 January 2013.

There are no other standards that are not yet effective and that are expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

W PARENT ENTITY FINANCIAL INFORMATION

The financial information for the parent entity, Alumina Limited, disclosed in Note 32 has been prepared on the same basis as the consolidated financial statements, except as set out below.

I) INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

Investments in subsidiaries, associates and jointly controlled entities are accounted for at cost in the financial statements of Alumina Limited. Dividends received from associates are recognised in the parent entity’s profit or loss, rather than being deducted from the carrying amount of these investments.

II) TAX CONSOLIDATION LEGISLATION

Alumina Limited and its wholly-owned Australian controlled entities have implemented tax consolidation legislation. The head entity, Alumina Limited, and the controlled entities in the tax consolidated Group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated Group continues to be a standalone entity in its own right. These tax amounts are measured using the separate tax payer within the Group approach.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In addition to its own current and deferred tax amounts, Alumina Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated Group.

The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate Alumina Limited for any current tax payable assumed and are compensated by Alumina Limited for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to Alumina Limited under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly-owned entities’ financial statements.

The amounts receivable/payable under the tax funding agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments.

Assets or liabilities arising under tax funding agreements within the consolidated entities are recognised as current amounts receivable or payable to other entities in the Group.

Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.

III) FINANCIAL GUARANTEES

Where the parent entity has provided financial guarantees in relation to loans and payables of subsidiaries for no compensation, the fair values of these guarantees are accounted for as contributions and recognised as part of the cost of the investment.

X ROUNDING OF AMOUNTS

The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investments Commission, relating to the “rounding off’ of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest hundred thousand dollars, or as otherwise indicated.

2. FINANCIAL RISK MANAGEMENT

The Group has exposure to the following risks from use of financial instruments:

- Market risk

- Credit risk

- Liquidity risk

This note presents information about the Group’s exposure to each of the above risks, objectives, policies and processes for measuring and managing risk, and the management of capital. Further quantitative disclosures are included throughout this financial report.

Financial risk management is carried out by the Treasury Committee which is responsible for developing and monitoring risk management policies.

Risk management policies are established to identify and analyse the risks faced by the Group and the parent, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities.

(A) MARKET RISK

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return.

The Group enters into derivatives, and also incurs financial liabilities, in order to manage market risks. All such transactions are carried out within the guidelines of the Treasury Policies.

(I) FOREIGN EXCHANGE RISK

Foreign exchange risk for the Group arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the entity’s functional currency. As well, AWAC operates internationally and is exposed to foreign exchange risk arising from various currencies, primarily the AUD and the Brazilian Reais (BRL).

The Group generally does not hedge its foreign currency exposures except through the near-term purchase of currency to meet operating requirements. The change to USD functional currency in January 2010 removed the foreign exchange risk on US dollar borrowings and US dollar denominated assets. Foreign exchange risk from other borrowings is managed using derivative financial instruments.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011

2. FINANCIAL RISK MANAGEMENT (CONTINUED)

During 2009 the Group completed a drawdown of funding from the Brazil National Development Bank (BNDES). The funding was predominately in US dollars with the balance in BRL. To hedge the exposure to the BRL/USD exchange rate and BRL interest rates the Group entered into Cross Currency Interest Rate Swaps (CCIRS) for the full amount of the BRL tranche to swap the exposure back to US dollars.

(II) PRICE RISK

The Group is exposed to commodity price risk through its investment in AWAC.

The Group, through AWAC, is exposed to embedded derivatives in major long term energy supply contracts that create an exposure to the London Metals Exchange (LME) aluminium price and a electricity hedge that has an exposure to long term electricity prices.

AWAC is exposed to the price of various other commodities used in the refining and smelting processes, particularly energy (oil, gas, coal and electricity) and caustic soda. AWAC manages commodity price risks through long-term purchase contracts for some input costs. Some energy price risk is managed through short-term commodity hedges.

(III) CASH FLOW AND FAIR VALUE INTEREST RATE RISK

The Group’s main interest rate risk arises from its borrowings. There are no long term borrowings from external parties within any AWAC entities. AWAC entities borrow predominantly from the partners or other AWAC entities.

Borrowings by the Group at variable rates expose it to cash flow interest rate risk. Borrowings at fixed rates would expose the Group to fair value interest rate risk.

When managing interest rate risk, the Group seeks to reduce the overall cost of funds. Group policy is to generally borrow at floating rates subject to availability of attractive fixed rate deals. During 2011 and 2010, the Group’s borrowings were all on a variable rate basis except for the convertible bonds issued in May 2008 which bear interest at the rate of 2 per cent per annum. These convertible bonds were repurchased and cancelled during May and June 2011.

As part of the BNDES financing, CCIRS for the whole amount of the BRL denominated tranche were used to manage the exposure to BRL interest rates over the life of the loan.

Had interest rates on floating rate debt during 2011 been 1 percentage point higher / lower than the average of 4.05 per cent, with all other variables held constant, pre-tax profit for the year would have been US$4.2 million lower / higher (2010: US$2.9 million lower / higher). The overall average interest rate of the Group’s debt for 2011 was 3.71 per cent. Additional information on the Group’s interest rate risk is shown in Note 24.

(B) CREDIT RISK

The Group through its investment in AWAC has a significant concentration of credit risk to companies controlled by Alcoa Inc. This concentration is accepted as a consequence of the Group’s participation in AWAC.

Credit risk also arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. For banks and financial institutions, only independently rated parties with a minimum rating of ‘A’ are accepted, and exposure limits are assigned based on actual independent rating and Board approved guidelines.

Credit risk further arises in relation to cross guarantees given to wholly owned subsidiaries (see Note 25 for details). Such guarantees are only provided in exceptional circumstances and are subject to specific Board approval.

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Group’s maximum exposure to credit risk without taking account of the value of any collateral obtained.

AWAC

The creditworthiness of all AWAC customers is assessed by AWAC management taking into account their financial position, past experience, country risk and other factors. Based on this assessment and policy guidelines, the terms of sale are determined. Sales to customers of lower credit quality are made on secure terms which means title over goods is retained until payment is received or has been guaranteed by a third party of acceptable credit quality. The Group does not hold any collateral as security from customers. Customers of higher credit quality are assigned credit limits and sales are conducted on open terms while exposures remain within the credit limit. Utilisation of credit limits for customers and financial counterparties is monitored daily.

ALUMINA LIMITED AND CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011

2. FINANCIAL RISK MANAGEMENT (CONTINUED)

(C) LIQUIDITY RISK

Prudent liquidity risk management requires maintaining sufficient cash and credit facilities to ensure the Group's commitments and plans can be met. This is managed by maintaining committed undrawn credit facilities to cover reasonably expected forward cash requirements.

The table below details the Group's remaining contractual maturity for its non-derivative financial liabilities. The amounts disclosed in the table are the carrying amount of financial liabilities. In addition, the Group pays interest on these facilities. Interest, after derivative financial instruments, is based on US dollar floating rates for all facilities. The weighted average interest rate on these facilities at balance date is 3.63%.

Additional information on the Group's borrowings, including committed undrawn facilities, are shown in Notes 15 and 23.

	LESS THAN 1 YEAR US$ MILLION	BETWEEN 1 AND 2 YEARS US$ MILLION	BETWEEN 2 AND 5 YEARS US$ MILLION	OVER 5 YEARS US$ MILLION
AT 31 DECEMBER 2011				
Interest-bearing liabilities	52.9	158.1	279.6	–
Payables	3.1	–	–	–

	LESS THAN 1 YEAR US$ MILLION	BETWEEN 1 AND 2 YEARS US$ MILLION	BETWEEN 2 AND 5 YEARS US$ MILLION	OVER 5 YEARS US$ MILLION
AT 31 DECEMBER 2010				
Interest-bearing liabilities	217.7	54.2	162.6	29.4
Payables	5.9	–	–	–

(D) FAIR VALUE ESTIMATION

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes. The fair values of the Group's financial assets and liabilities, together with the carrying amounts in the balance sheet, are disclosed in note 24(b).

The carrying value less impairment provision for current receivables and payables is a reasonable approximation of their fair values due to the short-term nature of the receivables. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

The fair value of derivative instruments are calculated based on discounted cash flow analysis using the applicable yield curve for the duration of the instruments for non-optional derivatives, and option pricing models for optional derivatives.

Sale and purchase contracts may be considered to have financial derivative instruments embedded within them. This occurs when future transactions under such contracts are to be executed at prices which will depend on the market prices at the time of specified financial instruments which themselves are not closely related to the commodities which are the subjects of the contracts. AWAC has in place a number of long term contracts for the purchase of energy which have within their pricing formulae mechanisms to vary the price depending on the LME aluminium price at the time. Such contracts are considered to have embedded derivatives. Committed future purchases under those contracts are marked-to-market at each balance date on the basis of the then-current best indicator of future LME aluminium price over the remaining terms of the contracts. Changes in the mark to market valuation from the opening of the period to the balance date are accounted for as gains or losses, as appropriate, in the accounts of the relevant AWAC entity. Alumina Limited accounts for its share of such transactions within its equity share of net profits of associates. During 2011, embedded derivatives in AWAC contracts resulted in an increase of US$60.1 million to Net Profit (2010: US$6.0 million increase).

(E) CAPITAL MANAGEMENT

The Group's and parent entity's objectives when managing capital are to safeguard their ability to continue as a going concern so that they can continue to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital.

The Board's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The Board of Directors monitors the return of capital, which the Group defines as net operating income divided by total shareholders' equity and the gearing ratio (note 19(b)). The Board of Directors also determine dividends paid to ordinary shareholders.

64

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011

3. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and judgements that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are disclosed below.

AWAC

The Group, through its investment in AWAC makes estimates and assumptions concerning the future. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities of AWAC entities and therefore Group’s investment in associates within the next financial year are discussed below.

EMBEDDED DERIVATIVES

The Group through its equity investment in AWAC has accounted for derivative financial instruments in accordance with AASB 139 Financial Instruments: Recognition and Measurement. In the determination of the fair value of this liability, AWAC has applied management estimates for long term commodity prices. Were the actual prices to differ by 20 per cent to management’s estimates, it would have the following effect:

- Unfavourable movement would increase the embedded derivatives net liability by US$189.3 million (2010: US$216.3 million based on 20 per cent) and decrease the deferred tax liability by US$56.8 million (2010: US$64.9 million based on 20 per cent); and decrease Group’s investment in associates by US$ 53.0 million (2010: US$60.6 million); or

- Favourable movement would decrease the embedded derivatives net liability by US$59.7 million (2010: US$222.7 million based on 20 per cent) and increase the deferred tax liability by US$17.9 million (2010: US$66.8 million based on 20 per cent) and increase Group’s investment in associates by US$16.7 million (2010: US$62.4 million).

ELECTRICITY HEDGE

The Group through its equity investment in AWAC has accounted for derivative financial instruments in accordance with AASB 139 Financial Instruments: Recognition and Measurement. In the determination of the fair value of this asset, AWAC has applied estimates surrounding long term electricity prices. Were the actual prices to differ by 10 per cent to management’s estimates, it would have the following effect:

- Unfavourable movement would decrease the derivative financial instruments asset by US$374.7 million (2010: US$223.0 million) and decrease the deferred tax liability by US$112.4 million (2010: US$67.0 million) and decrease Group’s investment in associates by US$104.9 million (2010: US$62.4 million); or

- Favourable movement would increase the derivative financial instruments asset by US$374.7 million (2010: US$223.0 million) and increase the deferred tax liability by US$112.4 million (2010: US$67.0 million) and increase Group’s investment in associates by US$104.9 million (2010: US$62.4 million).

RETIREMENT BENEFIT OBLIGATIONS

The Group recognised a net liability for retirement benefit obligations under the defined benefit superannuation arrangements through its investment in AWAC. All plans are valued in accordance with AASB 119 Employee Benefits. These valuations require actuarial assumptions to be made.

ASSET RETIREMENT OBLIGATIONS

The estimated costs of rehabilitating mined areas and restoring operating sites are reviewed annually and fully provided at the present value. The amount of USGAAP obligations recognised by AWAC is adjusted to be in compliance with IFRS, and includes the costs of mine areas and residue areas rehabilitation and reclamation, plant closure and subsequent monitoring of the environment. Where rehabilitation and remediation is anticipated to occur within the next 12 months the provision is carried as a current liability. Any outflow greater than 12 months is held as a non-current liability. This requires judgemental assumptions regarding future environmental legislation, the extent of reclamation activities required, plant and site closure and discount rates to determine the present value of these cash flows.

For mine reclamation and residue areas the asset retirement obligations are based on detailed studies of useful lives. The provisions have been estimated using existing technology, at current prices inflated by estimated future CPI and discounted at a rate appropriate for the asset location.

ALUMINA GROUP

ESTIMATED IMPAIRMENT OF INVESTMENT IN ASSOCIATES

The Group tests annually whether the investment in associates has suffered any impairment, in accordance with the accounting policy stated in note 1(h). The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. The key assumptions used in the calculation were those relating to future aluminium prices, future alumina prices, oil, electricity, gas prices and exchange rates. Additionally a discount rate is applied to determine the NPV of future cash flows.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011

NOTES US$ MILLION

2011 2010

4. REVENUE

From continuing operations

Other revenue

Interest received/receivable 0.2 1.4

Total revenue 0.2 1.4

5. OTHER INCOME

Change in fair value of derivatives/foreign exchange gains (losses) 0.1 2.1

Total other income 0.1 2.1

6. EXPENSES

(a) Profit before tax included the following specific expenses:

Employee benefits expense 6.8 5.4 Contributions to the superannuation fund: - accumulation category 0.2 0.2

(b) Finance costs:

Interest and finance charges paid/payable:

- unrelated corporations 26.8 30.6

- amortisation of option portion of convertible bond 1.7 8.1 28.5 38.7

Interest received/receivable:

- unrelated corporations (0.2) (1.4)

4 (0.2) (1.4)

Net finance cost 28.3 37.3

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011

NOTES US$ MILLION

2011 2010

7. INCOME TAX EXPENSE

(a) Income tax expense

Current tax expense (1.0) -

Over provision of tax in prior years - -

Aggregate income tax charge for the year (1.0) -

(b) Numerical reconciliation of income tax expense to prima facie tax payable

Profit from ordinary activities before tax 127.6 34.6

Prima facie tax expense for the period at the rate of 30% (38.3) (10.4)

The following items caused the total charge for income tax to vary from the above:

Share of equity accounted profit not assessable for tax (173.1) (84.5)

Foreign income subject to accruals tax 1.1 2.5

Share of partnership income assessable for tax 7.7 7.7

Amounts non-assessable for tax (0.2) -

Timing differences not recognised (1.7) (35.2)

Tax losses not recognised 40.9 66.2

Non-deductible expenses 2.2 8.7

Previously unrecognised tax losses now recouped to reduce current tax expense (1.2) -

Net movement (124.3) (34.6)

Consequent reduction in charge for income tax 37.3 10.4

Aggregate income tax expense for the period (1.0) -

(c) Tax losses

Tax losses - revenue 723.4 712.9

Tax losses - capital 951.5 951.5

Total unused tax losses 1,674.9 1,664.4

Potential tax benefit - revenue 17 237.9 234.0

Potential tax benefit - capital 17 285.4 285.4 523.3 519.4

The benefits for tax losses will only be obtained if:

(i) the consolidated entity derives future assessable income within the prescribed time limit of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;

(ii) the consolidated entity continues to comply with the conditions for deductibility imposed by the law; and

(iii) no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011

2011 2010

8. EARNINGS PER SHARE

(a) Basic earnings per share based on profit from continuing operations attributable to the ordinary equity holders of the Company cents 5.2 1.4

(b) Diluted earnings per share based on profit from continuing operations attributable to the ordinary equity holders of the Company cents 5.2 1.4

NUMBER OF SHARES

2011 2010

Weighted average number of ordinary shares used as the denominator in the calculation of basic earnings per share 2,439,526,913 2,439,735,080

(c) Conversion, call, subscription or issue after 31 December 2011

There have been no movements in share capital since 31 December 2011.

(d) Reconciliations of earnings used in calculating earnings per share

US$ MILLION

2011 2010

Profit from ordinary activities attributable to the ordinary equity holders of the Company used in calculating basic and diluted earnings per share 126.6 34.6

US$ MILLION

2011 2010

9. DIVIDENDS

Interim dividend of USD 3 cents fully franked at 30% per fully paid share declared 11 August 2011 and paid 7 September 2011 (2010: Interim dividend of USD 2 cents fully franked at 30% per fully paid share declared 10 August 2010 and paid 6 September 2010). 73.2 48.8

Final dividend of USD 4 cents fully franked at 30% per fully paid share declared 10 February 2011 and paid 18 March 2011 (2010: Final dividend of USD 1.8 cents (AUD 2 cents) fully franked at 30% per fully paid share declared 9 February 2010 and paid 19 March 2010). 97.6 42.8

170.8 91.6

Dividends paid per share 7.0c 3.8c

(a) Dividends paid during the year

The dividend paid on 7 September 2011 was the interim dividend for 2011. The dividend paid on 18 March 2011 was the final dividend for 2010.

(b) Dividends not recognised at year end

Since year end the Directors have declared a final dividend of 3 cents per share fully franked, declared 16 February 2012 and payable 15 March 2012. The aggregate amount of the proposed dividend expected to be paid out of retained profits at 31 December 2011, but not recognised as a liability at year end (refer Note 1(q)) is US$73.2 million.

ALUMINA LIMITED AND CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011

9. DIVIDENDS (CONTINUED)

(c) Franked dividends

	US$ MILLION 2011	2010
The fully franked dividends received from AWAC in the financial year were	232.2	234.4

	A$ MILLION 2011	2010
Balance of franking account adjusted for franking credits which will arise from the payment of income tax provided for in these financial statements:		
Class 'C' (30%) franking credits available for subsequent financial years, based on a tax rate of 30% (2010: 30%)	357.8	332.3

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for:
(a) franking credits that will arise from the payment of the current tax liability;
(b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date;
(c) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and
(d) franking credits that may be prevented from being distributed in subsequent financial years.

10. CURRENT ASSETS – CASH AND CASH EQUIVALENTS

	US$ MILLION 2011	2010
Cash at bank and on hand	19.0	112.1

(a) Reconciliation of cash at the end of the year

For the purposes of the statements of cash flows, cash on hand, at the bank and on short-term deposit (maturity of three months or less) less bank overdrafts:	19.0	112.1

(b) Money market deposits

There were US$13.5 million of interest bearing deposits at 31 December 2011. (2010: US$108.8 million).

11. CURRENT ASSETS – RECEIVABLES

	US$ MILLION 2011	2010
Other Debtors	0.2	0.2

(a) Impaired receivables

There were no impaired receivables for the Group in 2011 or 2010.
At 31 December 2011 and 31 December 2010 there were no receivables that were past due.

(b) Currencies

	$ MILLION 2011	2010
Australian dollars	0.2	0.2
Euro	–	–
US$ equivalent of the above currencies	0.2	0.2

69

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011

NOTES US$ MILLION

2011 2010

12. INVESTMENTS IN ASSOCIATES

(a) Securities not quoted on a prescribed stock exchange

Securities in entities forming Alcoa World Alumina and Chemicals (AWAC) with Alcoa Inc.

The investment in AWAC is accounted for in the consolidated financial statements using the equity method of accounting

Securities at cost:

Balance brought forward 3,404.6 3,021.9

Additional funding/capitalisation in AWAC entities 166.6 161.6

Return of capital (17.3) (13.8)

Foreign currency revaluation (168.3) 234.9

Equity accounted cost of AWAC 3,385.6 3,404.6

Equity in retained profits of AWAC 12(c) (58.3) 8.5

Equity in reserves of AWAC (2.5) 2.5

Equity accounted carrying value of AWAC 3,324.8 3,415.6

(b) Equity accounted share of profits and dividends

(i) AWAC

Equity share of profits before tax 247.6 140.4

Equity share of tax (74.5) (55.9)

Equity accounted share of profit after tax 173.1 84.5

Dividends/distributions received by the Group (239.9) (242.1)

Surplus of dividends/distributions received over equity share of profits (66.8) (157.6)

(c) Share of retained profits

(i) AWAC

Surplus of dividends/distributions received over equity share of profits (66.8) (157.6)

Balance brought forward 8.5 166.1

Total equity share in retained profits carried forward (58.3) 8.5

(d) Accounting policies

The audited combined financial statements of the entities forming AWAC are prepared in accordance with US Generally Accepted Accounting Principles (US GAAP). Adjustments are made to convert the accounting policies under US GAAP to Australian Accounting Standards. The principal adjustments are to the valuation of inventories from last-in-first-out basis to a basis equivalent to weighted average cost, create an additional asset retirement obligation for dismantling, removal and restoration of certain refineries, valuation of certain long term energy purchase contracts which include an aluminium price component in the energy price and differences in the recognition of actuarial gains and losses on certain defined benefit plans and the reversal of certain tax credits and fixed asset uplifts included in Alcoa World Alumina Brasil Ltda.

ALUMINA LIMITED AND CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011

12. INVESTMENTS IN ASSOCIATES (CONTINUED)

(e) Additional information on associated entities

NAME	PRINCIPAL ACTIVITIES	COUNTRY OF INCORPORATION	PERCENTAGE EQUITY 2011	2010
(i) Entities forming AWAC				
AWAC has a governing strategic council of five members of which Alumina appoints two members, including the Deputy Chairman				
Alcoa of Australia Limited	Bauxite, alumina & aluminium production	Australia	40	40
Alcoa World Alumina LLC	Bauxite and alumina production	America	40	40
Alumina Espanola S.A.	Alumina production	Spain	40	40
Alcoa World Alumina Brasil Ltda.	Bauxite and alumina production	Brazil	40	40
AWA Saudi Ltda.	Bauxite and alumina production	Hong Kong	40	40
(ii) Equity accounted partnerships				
Enterprise Partnership[1]	Finance lender	Australia	40	40

[1] Alcoa Australia Holdings Pty Ltd and Alumina Limited are shareholders of Alcoa of Australia Limited and other Enterprise Companies for certain activities of AWAC.

	US$ MILLION 2011	2010
(f) Expenditure commitments		
– other expenditure commitments contracted for, including long term commitments for gas and electricity entered into by AWAC	4,459.0	2,214.4

CONTINGENT LIABILITIES

ST CROIX

In September 1998, Hurricane Georges struck the U.S. Virgin Islands, including the St. Croix Alumina, L.L.C. (SCA) facility on the island of St. Croix. The wind and rain associated with the hurricane caused material at the location to be blown into neighbouring residential areas. SCA undertook or arranged various cleanup and remediation efforts. The Division of Environmental Protection (DEP) of the Department of Planning and Natural Resources (DPNR) of the Virgin Islands Government issued a Notice of Violation that Alcoa has contested. In February 1999, certain residents of St. Croix commenced a civil suit in the Territorial Court of the Virgin Islands seeking compensatory and punitive damages and injunctive relief for alleged personal injuries and property damages associated with "bauxite or red dust" from the SCA facility. In September 2009, the Court granted defendants' motion for summary judgement on the class plaintiffs' claim for injunctive relief. In October 2009, plaintiffs appealed the Court's summary judgement order dismissing the claim for injunctive relief and in March 2011, the U.S. Court of Appeals for the Third Circuit dismissed plaintiffs' appeal of that order. In September 2011, the parties reached an oral agreement to settle the remaining claims in the case which would resolve the personal property damage claims of the 12 remaining individual plaintiffs. Plaintiffs have indicated that they nevertheless intend to appeal all of the claim dismissals that have occurred in the trial court over the life of the case. Alcoa Inc. anticipates that this appeal will be filed within 60 days following entry of such settlement. Alcoa's share of the settlement is fully insured.

On April 23, 2004, St Croix Renaissance Group, LLLP, Brownfield Recovery Corp, and Energy Answers Corporation of Puerto Rico (collectively referred to as "SCRG") filed a suit against St Croix Alumina LLC and Alcoa World Alumina LLC in the Territorial Court of the Virgin Islands, Division of St Croix for claims related to the sale of SCA's former St Croix alumina refinery to plaintiffs (Contract Action). SCA and Alcoa World Alumina LLC thereafter removed the case to federal court and after a several year period of discovery and motion practice, a jury trial on the matter took place in St Croix from January 11, 2011 to January 20, 2011. The jury returned a verdict in favour of plaintiffs and awarded damages as described: on a claim of breaches of warranty, the jury awarded $13 million; on the same claim, the jury awarded punitive damages in the amount of $6 million; and on a negligence claim for property damage, the jury awarded $10 million.

In February 2011, Alcoa filed post-trial motions seeking judgement, notwithstanding the verdict or, in the alternative, a new trial. In May 2011, the court granted Alcoa's motion for judgement regarding Plaintiffs' $10 million negligence award and denied the remainder of Alcoa's motions. Additionally, the court awarded Plaintiffs pre-judgement interest of $2 million on the breach of warranty award. As a result of the court's post-trial decisions, AWAC recorded a charge of $20 million in 2011.

71

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011

12. INVESTMENTS IN ASSOCIATES (CONTINUED)

In June 2011, Alcoa filed a notice of appeal with the US Court of Appeals for the Third Circuit regarding Alcoa’s denied post-trial motions. Also on June 22, 2011, SCRG filed a notice of cross appeal with the Third Circuit Court related to certain pre-trial decisions of the court and of the court’s post-trial ruling on the negligence claim. The Third Circuit has referred this matter to mediation as is its standard practice in appeals.

In May 2005, Alcoa World Alumina LLC (AWA) and SCA were among the defendants listed in a lawsuit brought by the Commissioner of the DPNR, Dean Plaskett, in his capacity as Trustee for Natural Resources of the Territory of the United States Virgin Islands in the District Court of the Virgin Islands, Division of St. Croix (NRD Action). The complaint seeks damages for alleged injuries to natural resources caused by alleged releases from an alumina refinery facility in St. Croix that was owned by SCA from 1995 to 2002. Also listed in the lawsuit are previous and subsequent owners of the alumina refinery and the owners of an adjacent oil refinery. Claims are brought under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), U.S. Virgin Islands law, and common law. The plaintiff has not specified in the complaint the amount it seeks in damages. During July 2009, each defendant except St. Croix Renaissance Group, L.L.L.P. (SCRG) filed a partial motion for summary judgement seeking dismissal of the CERCLA cause of action on statute of limitations grounds. In July 2010, the court granted in part and denied in part each defendant’s motion for summary judgement. The court granted each defendant’s motion as to alleged injury to off-site groundwater and downstream surface water resources but denied each motion as to alleged injury to on-site groundwater resources.

In December 2006, SCA was sued by the Commissioner of DPNR, U.S. Virgin Islands, in the Superior Court of the Virgin Islands, Division of St. Croix. The plaintiff alleges violations of the Coastal Zone Management Act and a construction permit issued thereunder (SCA-Only Territorial Action). The complaint seeks a civil fine of $10,000 under the Coastal Zone Management Act, civil penalties of $10,000 per day for alleged intentional and knowing violations of the Coastal Zone Management Act, exemplary damages, costs, interest and attorney’s fees, and “other such amounts as may be just and proper”. SCA responded to the complaint on February 2, 2007 by filing an answer and motion to disqualify DPNR’s private attorney. The court has not yet ruled on the motion.

In December 2006, SCA, along with unaffiliated prior and subsequent owners, were sued by the Commissioner of the DPNR, U.S. Virgin Islands, in the Superior Court of Virgin Islands, Division of St. Croix (Multi-Party Enforcement Action). This second suit alleges violations by the defendants of certain permits and environmental statutes said to apply to the facility. The complaint seeks the completion of certain actions regarding the facility, a civil fine from each defendant of $10,000 under the Coastal Zone Management Act, civil penalties of $50,000 per day for each alleged violation of the Water Pollution Control Act, $10,000 per day for alleged intentional and knowing violations of the Coastal Zone Management Act, exemplary damages, costs, interest and attorney’s fees, and “other such amounts as may be just and proper.”

In October 2007, DPNR filed a CERCLA cost recovery suit against SCRG. SCRG filed a third-party complaint for contribution and other relief against several third-party defendants (Cost Recovery Action). On March 4, 2011, the court issued a memorandum and order granting defendants’ motions for summary judgement and entered judgement in favour of the defendants. On March 18, 2011, DPNR filed a motion for reconsideration of the order and judgement, and that motion was denied on April 15, 2011. On May 16, 2011, DPNR filed an appeal with the U.S. Court of Appeals for the Third Circuit. That appeal remains pending.

On January 14, 2010, Alcoa was served with a complaint involving approximately 2,900 individual persons claimed to be residents of St. Croix who are alleged to have suffered personal injury or property damage from Hurricane Georges or winds blowing material from the property since the time of the hurricane. This complaint, Abednego, et al. v. Alcoa, et al. was filed in the Superior Court of the Virgin Islands, St. Croix Division. The complaint names as defendants the same entities as were sued in the February 1999 action described above. Alcoa and SCA removed the case to the federal court for the District of Virgin Islands. Subsequently, plaintiffs have filed motions to remand the case to territorial court as well as a third amended complaint, and defendants have moved to dismiss the case for failure to state a claim upon which relief can be granted. On March 17, 2011, the court granted plaintiffs’ motion to remand to territorial court. Thereafter, Alcoa filed a motion for allowance of appeal. The motion was denied on May 18, 2011. The parties await assignment of the case to a trial judge.

On November 21, 2011, Alcoa, SCRG and the DPNR lodged a proposed Consent Decree with the U.S. District Court for the Virgin Islands, which Consent Decree contains terms of a settlement between the parties resolving the following matters:

- the Contract Action;

- the NRD Action;

- the SCA-Only Territorial Action;

- the Multi-Party Enforcement Action; and

- the Cost Recovery Action.

On February 17, 2012, the Court signed and entered the Consent Decree. The charge of $20 million recorded by AWAC in 2011 includes the costs arising under this settlement.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011

12. INVESTMENTS IN ASSOCIATES (CONTINUED)

ALBA PROCEEDING

On 27 February 2008, Alcoa Inc. received notice that Aluminium Bahrain BSC (“Alba”) had filed suit against Alcoa Inc. and Alcoa World Alumina LLC, and others, in the United States District Court for the Western District of Pennsylvania (the “Court”), Civil Action number 08-299, styled Aluminium Bahrain BSC v Alcoa Inc., Alcoa World Alumina LLC, William Rice, and Victor Dahdaleh (the “Alba Proceeding”). The complaint alleges that certain Alcoa entities, including Alcoa of Australia Ltd and Alcoa World Alumina LLC entities (which are part of AWAC), and their agents, including Victor Phillip Dahdaleh, have engaged in a conspiracy over a period of 15 years to defraud Alba. The complaint further alleges that Alcoa and its employees or agents (1) illegally bribed officials of the Government of Bahrain and (or) officers of Alba in order to force Alba to purchase alumina at excessively high prices; (2) illegally bribed officials of the Government of Bahrain and (or) officers of Alba and issued threats in order to pressure Alba to enter into an agreement by which Alcoa would purchase an equity interest in Alba; and (3) assigned portions of existing supply contracts between Alcoa and Alba for the sole purpose of facilitating alleged bribes and unlawful commissions. The complaint alleges that Alcoa and the other defendants violated the Racketeer Influenced and Corrupt Organizations Act (“RICO”) and committed fraud. Alba’s complaint seeks compensatory, consequential, exemplary, and punitive damages, rescission of the 2005 alumina supply contract and attorneys’ fees and costs. Alba seeks treble damages with respect to its RICO claims. Neither Alumina Limited, nor any of its employees, is a defendant in the litigation. Alumina holds a 40% equity interest in Alcoa World Alumina LLC.

On 26 February 2008, Alcoa Inc. had advised the United States Department of Justice (the “DOJ”) and the Securities and Exchange Commission (the “SEC”) that it had recently become aware of these claims, had already begun an internal investigation, and intended to co-operate fully in any investigation that the DOJ or the SEC may commence. On 17 March 2008, the DOJ notified Alcoa that it had opened a formal investigation and Alcoa has reported it has been co-operating with the government. The SEC subsequently commenced a parallel investigation. The United States Foreign Corrupt Practices Act and related statutes and regulations in the United States and elsewhere provide for potential injunctive relief, monetary penalties, disgorgement, prejudgment interest, criminal sanctions and other remedies and may result in certain cases in suspension or debarment from doing business with governmental entities or other collateral consequences. The DOJ and SEC investigations are ongoing.

In response to a motion filed by the DOJ on 27 March 2008, the Court ordered the suit filed by Alba to be administratively closed and that all discovery be stayed to allow the DOJ to fully conduct an investigation without the interference and distraction of ongoing civil litigation. The Court further ordered that the case would be reopened at the close of the DOJ’s investigation. On 8 November 2011 at Alcoa’s request, the Court removed the case from administrative stay and ordered Alba to file an Amended Complaint by 28 November 2011 and a RICO case statement 30 days thereafter for the limited purpose of allowing Alcoa to move to dismiss Alba’s lawsuit. Pursuant to the 8 November 2011 order, briefing on the motion to dismiss is to be completed by March 2012. Neither Alumina Limited nor any of its employees is a defendant in the litigation. Alcoa has reported it has been engaged in dialogue with both the DOJ and SEC, and that it is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss with regard to any of the governmental or private party matters discussed above, but such losses may be material in a particular period to Alcoa’s results of operations. Alumina is unable to quantify meaningfully the possible loss or range of loss to which companies in which Alumina has an equity interest may be subject as a result of the above governmental or private party matters.

OTHER CLAIMS

There are potential obligations that may result in a future obligation due to the various lawsuits and claims and proceedings have been, or may be, instituted or asserted against entities within AWAC, including those pertaining to environmental, product liability, and safety and health matters. While the amounts claimed may be substantial, the ultimate liability cannot now be determined because of the considerable uncertainties that existed at balance date. Also, not every plaintiff has specified the amount of damages sought in their complaint. Therefore, it is possible that results of operations or liquidity in a particular period could be materially affected by certain contingencies.

Pursuant to the terms of the AWAC Formation Agreement, Alcoa and Alumina Limited have agreed to remain liable for Extraordinary Liabilities (as defined in the agreement) as well as for certain other pre-formation liabilities, such as existing environmental conditions, to the extent of their pre-formation ownership of the company or asset with which the liability is associated.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011

12. INVESTMENTS IN ASSOCIATES (CONTINUED)

NOTES US$ MILLION

2011 2010

(g) Alumina’s share of aggregate associates:

Current assets 716.1 712.9

Non-current assets 3,656.2 3,766.5

Current liabilities (595.6) (655.5)

Non-current liabilities (745.4) (704.6)

Net assets 3,031.3 3,119.3

Mineral rights and bauxite assets 117.7 120.5

Goodwill 175.8 175.8

Carrying value 12(a) 3,324.8 3,415.6

Revenues 2,666.8 2,182.4

Expenses (2,419.2) (2,042.0)

Profit before income tax 247.6 140.4

Income tax charge (74.5) (55.9)

Profit after income tax 173.1 84.5

13. NON-CURRENT ASSETS – PROPERTY, PLANT AND EQUIPMENT

NOTES US$ MILLION

2011 2010

Plant and equipment 13(a) 0.2 0.2

(a) Plant and equipment

Cost 0.6 0.5

Accumulated depreciation (0.4) (0.3)

0.2 0.2

14. CURRENT LIABILITIES – PAYABLES

NOTES US$ MILLION

2011 2010

Trade payables 1.7 1.9

Interest payable 1.4 4.0

3.1 5.9

(a) Currencies

The carrying amounts of the Group’s trade and other payables are denominated in the following currencies:

MILLIONS

2011 2010

Australian dollars 1.6 1.9

US dollars 1.5 4.0

3.1 5.9

ALUMINA LIMITED AND CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011

	NOTES	US$ MILLION 2011	2010
15. INTEREST-BEARING LIABILITIES			
Current			
Unsecured			
Bank loans		52.9	51.8
Convertible bonds	15(a)	–	165.9
Non-current			
Unsecured			
Bank loans		437.7	246.2
Total		490.6	463.9

(a) Convertible bonds

During 2010 convertible bonds with a face value of US$182.4 million were repurchased on market leaving an outstanding face value of US$167.6 million. During 2011, US$167.6 million of convertible bonds were repurchased at face value, using existing facilities. The convertible bond is now fully repaid.

(b) Currencies

	MILLIONS 2011	2010
Interest-bearing liabilities are due in the following currencies:		
US dollars	439.4	393.2
BRL[1]	96.2	117.9
US$ equivalent of above currencies	490.6	463.9

[1] BRL loans have been swapped to US dollars using cross currency interest rate swaps.

(c) Exchange rates

Exchange rates at balance date used in translations:		
USD$1 = BRL	1.876	1.6593

(d) Fair values

The Directors consider the carrying amounts of bank loans to approximate their fair values where 'fair value', by definition, is the USD principal amount.

(e) Risk Exposures

The exposure of the Group's borrowings to interest rate changes and the contractual repricing dates at the balance dates are as follows:

	US$ MILLION 2011	2010
6 months or less	490.6	463.9
1 – 5 years	–	–
Over 5 years	–	–
	490.6	463.9
Current borrowings	52.9	217.7
Non-current borrowings	437.7	246.2
	490.6	463.9

75

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011

NOTES US$ MILLION 2011 2010

16. CURRENT LIABILITIES - PROVISIONS

Employee benefits-provision for annual leave 0.2 0.2

17. NON-CURRENT LIABILITIES - DEFERRED TAX LIABILITIES

The balance comprises temporary differences attributable to:

Deferred tax liabilities

Payables 0.1 - Fair value of derivatives - 1.5 Convertible bond - 1.7

Total deferred tax liabilities 0.1 3.2

Deferred tax assets

Employee benefits 0.2 0.8 Fair value of derivatives 0.4 - Payables - 0.3 Borrowing costs 0.1 0.9 Accrued liabilities 0.1 0.1 Transaction costs 4.5 4.0 Total deferred tax assets other than losses 5.3 6.1 Net deferred tax assets before tax losses 5.2 2.9 Tax losses - revenue 7(c) 237.9 234.0 Tax losses - capital 7(c) 285.4 285.4 Deductible temporary differences and tax losses not recognised (528.5) (522.3)

Net deferred tax assets - -

Deferred tax assets are recognised only to the extent of deferred tax liabilities existing at reporting date. The consolidated entity recognises all movements in temporary differences in profit and loss other than temporary differences arising from movements in exchange rates.

US$ MILLION 2011 2010

18. NON-CURRENT LIABILITIES - PROVISIONS

Employee benefits-provision for long service leave 0.5 0.4

The aggregate of provisions for employee benefits as shown in Notes 16 and 18 are US$0.7 million (2010: US$0.6 million).

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011

US$ MILLION 2011 2010

19. CONTRIBUTED EQUITY

Ordinary share capital issued and fully paid

Balance brought forward 2,154.1 2,154.1 Movement for the period - -

Total issued capital 2,154.1 2,154.1

NUMBER OF FULLY PAID SHARES

2011 2010 Movements in ordinary share capital

Opening number of shares 2,440,196,187 2,440,196,187 Movement for the period - - Closing number of shares 2,440,196,187 2,440,196,187

(a) Ordinary shares

Ordinary shares, which have no par value, entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of, and amounts paid on, the shares held.

(b) Capital risk management

The Group’s objectives when managing capital is to safeguard the ability to continue as a going concern, so that it can continue to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the balance sheet plus debt.

The gearing ratios at 31 December 2011 and 31 December 2010 were as follows:

US$ MILLION 2011 2010

Total borrowings 490.6 463.9 Add: unamortised finance costs - 1.7 Less: cash and cash equivalents (Note 10) (19.0) (112.1) Net debt 471.6 353.5

Debt 490.6 465.6 Total equity 2,854.0 3,071.5 Total capital 3,344.6 3,537.1

Gearing ratio 14.1% 10.0%

The increase in the gearing ratio during 2011 resulted primarily from an increase in net debt and a decrease in comprehensive income resulting primarily from the depreciation of the Brazilian Reais against the US dollar.

ALUMINA LIMITED AND CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011

20. SHARE-BASED PAYMENTS

ALUMINA EMPLOYEE SHARE PLAN (ESP)

This is a plan under which employees may be invited to participate in the grant of a conditional entitlement to fully paid ordinary shares (a Performance Right). The Board's intention is to make offers to each employee, but this is subject to annual determination by the Board in respect of each individual for each grant. The Chief Executive Officer of the Company may recommend variation in participation.

A person is only eligible to participate in the Plan and to be granted performance rights under the Plan if they are an employee, and have satisfied the criteria that the Board decides for participation in the Plan.

For performance rights granted under the ESP in January 2007, the Total Shareholders Return (TSR) of Alumina Limited is measured over the 12 month period after completion of the initial three years. The performance rights vest only when the TSR hurdle is met for an average of 20 consecutive trading days commencing on any day over the 12 month period after completion of the initial three years. The number of performance rights subject to the TSR hurdle that vest is determined based on the highest 20 day average TSR performance over the 12 month period. The TSR test relating to the 2007 performance rights has been conducted and as the TSR hurdle was not met, those performance rights did not vest and have lapsed.

For those performance rights granted in 2008, 2009, 2010 and 2011, if less than 100% vest when tested initially at the end of a three year period, two further tests apply (over a four week period) 6 and 12 months after the initial test. Any performance rights which do not vest after the second retest will lapse.

An invitation is not transferable. An employee may only apply for performance rights in his or her name and not in the name of, or on behalf of, another person or entity. On vesting, each performance right is an unconditional entitlement to one fully paid ordinary share.

On termination of employment of any individual, their participation in the Plan is finalised and any performance rights not vested lapse unless the directors decide otherwise.

The value per performance right is independently calculated by Mercer Finance and Risk Consulting using the assumptions underlying the Black-Scholes methodology to produce a Monte Carlo simulation model which allows the incorporation of the hurdles that must be met before the performance rights vest.

Set out below are the assumptions made for the performance rights granted on 18 February 2011:

Share Price at Valuation date	$2.53
Risk Free rate	5.17%
Dividend Yield	3.3%
Volatility	61%

For further details on key management personnel refer to the remuneration report.

Set out below are summaries of performance rights granted under the Plan:

2011

GRANT DATE	EXPIRY DATE	BALANCE AT START OF THE YEAR NUMBER	GRANTED DURING THE YEAR NUMBER	VESTED DURING THE YEAR NUMBER	EXPIRED DURING THE YEAR NUMBER	BALANCE AT END OF THE YEAR NUMBER
8/2/2008	4/12/2010	15,850	–	–	(15,850)	–
13/1/2009	30/11/2011	352,500	–	–	–	352,500
12/2/2010	20/12/2012	634,300	–	–	(137,700)	496,600
18/2/2011	6/12/2013	–	559,900[1]	–	(131,500)	428,400
Total		**1,002,650**	**559,900**	**–**	**(285,050)**	**1,277,500**

[1] Fair value per performance right at grant date was A$2.03.

78

ALUMINA LIMITED AND CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011

20. SHARE-BASED PAYMENTS (CONTINUED)

2010

GRANT DATE	EXPIRY DATE	BALANCE AT START OF THE YEAR NUMBER	GRANTED DURING THE YEAR NUMBER	VESTED DURING THE YEAR NUMBER	EXPIRED DURING THE YEAR NUMBER	BALANCE AT END OF THE YEAR NUMBER
29/1/2007	4/12/2009	41,250	–	–	(41,250)	–
8/2/2008	4/12/2010	31,700	–	–	(15,850)	15,850
13/1/2009	30/11/2011	352,500	–	–	–	352,500
12/2/2010	20/12/2012	–	634,300[2]	–	–	634,300
Total		**425,450**	**634,300**	**–**	**(57,100)**	**1,002,650**

[2] Fair value per performance right at grant date was A$1.28.

The weighted average remaining contractual life of share options outstanding at the end of the period was 2.1 years (2010: 2.6 years)

Expenses arising from share-based payment transactions in the Alumina Employee Share Plan

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	US$ 000'S	
	2011	2010
Performance rights granted under the Alumina Employee Share Plan	580	388

21. RESERVES, RETAINED PROFITS AND TREASURY SHARES

	NOTES	US$ MILLION	
		2011	2010
Reserves			
Asset revaluation reserve	21(c)	30.8	30.8
Capital reserve	21(c)	12.5	14.8
Foreign currency translation reserve	21(a)	(230.9)	(62.0)
Share-based payments reserve	21(b)	4.4	3.8
Option premium on convertible bonds	21(c)	18.6	18.6
Cash-flow hedge reserve	21(c)	(4.2)	0.8
		(168.8)	6.8
(a) Foreign currency translation reserve			
Balance brought forward		(62.0)	(292.0)
Currency translation differences arising during the year		(168.9)	230.0
Balance carried forward		(230.9)	(62.0)
(b) Share-based payments reserve			
Balance brought forward		3.8	3.4
Performance rights expense			
-Group		0.6	0.4
-Associates		–	–
Balance carried forward		4.4	3.8

79

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011

21. RESERVES, RETAINED PROFITS AND TREASURY SHARES (CONTINUED)

(c) Nature and purpose of reserves

(i) Asset revaluation reserve

The balance standing to the credit of the reserve may be used to satisfy the distribution of bonus shares and is only available for the payment of cash dividends in limited circumstances as permitted by law.

(ii) Capital reserve

The reserve records dividends arising from share of profits on sale of investments.

(iii) Foreign currency translation reserve

The foreign currency translation reserve represents exchange differences arising on the translation of non-US dollar functional currency operations within the Group into US dollars.

(iv) Share-based payments reserve

The share-based payments reserve is used to recognise the fair value of performance rights issued but not exercised.

(v) Option premium on convertible bonds

The convertible bond was accounted for as a compound instrument at the Group level. The option premium represented the equity component (conversion rights) of the convertible bond. The convertible bond was fully redeemed in 2011.

(vi) Cash-flow hedge reserve

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve (refer Note 1(p)).

NOTES US$ MILLION 2011 2010 (d) Retained profits

Retained profits at the beginning of the financial year:

- Group 903.6 803.0

- Associates 8.5 166.1 912.1 969.1 Profit attributable to the members of Alumina Limited 126.6 34.6 Transfer from capital reserve 2.3 - Dividend provided for or paid (170.8) (91.6) Retained profits at the end of the financial year 870.2 912.1

Retained profits at the end of the financial year:

- Group 928.5 903.6

- Associates 12(c) (58.3) 8.5 870.2 912.1

(e) Treasury shares1

Balance brought forward (1.5) (1.0) Movement for the period - (0.5) Balance carried forward (1.5) (1.5)

1 Under AASB 132, if an entity reacquires its own equity instruments, those instruments shall be deducted from equity. Alumina Limited, through its Employee Share Plan Trust, purchased shares for its long term incentive plan.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011

NOTES US$ MILLION 2011 2010

22. NOTES TO THE STATEMENTS OF CASH FLOWS

(a) Reconciliation of operating profit after income tax to net cash inflow from operating activities

Operating profit from continuing operations after income tax 126.6 34.6 Surplus of dividends received/receivable over equity share of profits 66.8 157.6 Amortisation of option portion of convertible bond 6 1.7 8.1 Amortisation of commitment and upfront fees capitalised 4.4 3.1 Commitment and upfront fees capitalised (1.5) (3.4) Non-cash employee benefits expense-share based payments 0.6 0.4 Net exchange differences (0.1) 0.4 Sub total 198.5 200.8 Change in assets and liabilities (Increase)/decrease in:

- receivables - (0.1) - other assets 0.3 (0.5) (Decrease)/increase in: - payables (2.8) 0.6 - other liabilities 0.1 (0.2)

Net cash inflow from operating activities 196.1 200.6

(b) Acquisition/disposal of controlled entities

During the year the Company did not dispose of any material controlled entities.

(c) Non-cash financing and investing activities

There were no non-cash financing or investing activities in 2011 (2010: nil).

23. FINANCING FACILITIES

NOTES US$ MILLION

2011 2010

The facilities available at balance date were as follows:

Total loan facilities 785.6 1,085.8 Used at end of reporting period 490.6 463.9 Unamortised finance costs - 1.7 Available at balance date 295.0 620.2

Funding facilities include bilateral bank facilities, a syndicated facility and a development bank loan. All bilateral bank facilities are available in US dollars, of which two are also available in Australian dollars and one is also available in EURO. The syndicated facility is available in US dollars. The development bank loan is fully drawn in US dollars and Brazilian Reais and amortises at approximately $53 million per annum. The other facilities mature from November 2013 until November 2016. Funding facilities in currencies other than US dollars have been converted to US dollar equivalents at period end exchange rates. At 31 December 2010 the Group had $167.6 million of convertible bonds outstanding which were fully repaid during the first half of 2011.

ALUMINA LIMITED AND CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011

24. FINANCIAL INSTRUMENTS

(a) Interest rate risk

The Group is mainly exposed to interest rate risk on its outstanding interest bearing liabilities and cash investments.

Interest rate risk exposure

The consolidated entity's exposure to interest rate risk and the effective weighted interest rate after the effect of derivative instruments is set out below:

Group - as at 31 December 2011

US$ MILLION	NOTES	FLOATING INTEREST	1 YEAR OR LESS	FIXED INTEREST	NON-INTEREST BEARING	TOTAL
Financial Assets						
Cash and cash equivalents	10	19.0	–	–	–	19.0
Receivables	11	–	–	–	0.2	0.2
		19.0	–	–	0.2	19.2
Financial Liabilities						
Payables	14	–	–	–	3.1	3.1
Interest-bearing liabilities	15	490.6	–	–	–	490.6
		490.6	–	–	3.1	493.7
Weighted average interest rate after derivative instruments		3.63%				
Net financial liabilities		(471.6)	–	–	(2.9)	(474.5)

Group - as at 31 December 2010

US$ MILLION	NOTES	FLOATING INTEREST	1 YEAR OR LESS	FIXED INTEREST	NON-INTEREST BEARING	TOTAL
Financial Assets						
Cash and cash equivalents	10	112.1	-	-	-	112.1
Receivables	11	-	-	-	0.2	0.2
		112.1	-	-	0.2	112.3
Financial Liabilities						
Payables	14	-	-	-	5.9	5.9
Interest-bearing liabilities	15	298.0	-	165.9	-	463.9
		298.0	-	165.9	5.9	469.8
Weighted average interest rate after derivative instruments		5.3%		2.0%		
Net financial liabilities		(185.9)	–	(165.9)	(5.7)	(357.5)

82

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011

24. FINANCIAL INSTRUMENTS (CONTINUED)

(b) Fair value measurements

Fair value measurements recognised on the balance sheet

The following table presents the Group’s financial assets and financial liabilities measured and recognised at fair value at 31 December 2011 and 31 December 2010 grouped into Levels 1 to 3 based on the degree to which the fair value is observable. Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices), and Level 3 - inputs for the asset or liability that are based on unobservable market data (unobservable inputs)

LEVEL 1 LEVEL 2 LEVEL 3 TOTAL GROUP - AS AT 31 DECEMBER 2011 US$ MILLION US$ MILLION US$ MILLION US$ MILLION

Financial liabilities at fair value through profit and loss

Derivative financial instruments - 1.3 - 1.3

Total financial liabilities - 1.3 - 1.3

LEVEL 1 LEVEL 2 LEVEL 3 TOTAL GROUP - AS AT 31 DECEMBER 2010 US$ MILLION US$ MILLION US$ MILLION US$ MILLION

Financial assets at fair value through profit and loss

Derivative financial instruments - 5.0 - 5.0

Total financial assets - 5.0 - 5.0

ALUMINA LIMITED AND CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011

25. INVESTMENTS IN CONTROLLED ENTITIES

ENTITIES CONSOLIDATED	NOTES	PLACE OF INCORPORATION
Name		
Alumina Limited		VIC, Australia
All controlled entities are wholly-owned, unless otherwise indicated		
Controlled entities		
Alumina Employee Share Plan Pty Ltd		VIC, Australia
Alumina Finance Limited	D	VIC, Australia
Alumina Holdings (USA) Inc.	A	Delaware, USA
Alumina International Holdings Pty. Ltd.	B	VIC, Australia
Alumina Brazil Holdings Pty Ltd	C	VIC, Australia
Alumina Limited Do Brasil SA	F	Brazil
Alumina (U.S.A.) Inc.	A	Delaware, USA
Butia Participaçoes SA	G	Brazil
Westminer Acquisition (U.K.) Limited	G	UK
Westminer International (U.K.) Limited	H	UK
Westminer (Investments) B.V.	E	Netherlands

These controlled entities:

A) have not prepared audited accounts as they are non-operating or audited accounts are not required in their country of incorporation. Appropriate books and records are maintained for these entities;

B) has been granted relief from the necessity to prepare accounts pursuant to Australian Securities and Investment Commission ("ASIC") Class Order 98/1418. This company, which is also referred to in the Directors' Declaration is, with Alumina Limited, a member of a "Closed Group" as defined in the Class Order and are parties to a deed of cross guarantee which has been lodged with and approved by ASIC. Under the deed of cross guarantee, each of these companies guarantees the debts of the other companies party to the deed of cross guarantee. The consolidated assets and liabilities of these companies, and their consolidated net profits after tax for the year then ended (after eliminating inter-company investments and other inter-company transactions) are set out in the table below;

C) this is a small proprietary company, and is not required to prepare a financial report;

D) this company was incorporated on 5 May 2008 and is 100% owned by Alumina Limited. It has a functional currency of US dollars and prepares separate audited accounts;

E) this company was liquidated on 9 June 2010 and deregistered on 23 June 2010;

F) this company was incorporated on 19 March 2009 and is 9.07% owned by Alumina Limited and 90.93% owned by Alumina International Holdings Pty. Ltd. It has a functional currency of US dollars and prepares separate audited accounts;

G) prepares separate audited accounts;

H) this company was dissolved on 10 May 2011.

84

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011

25. INVESTMENTS IN CONTROLLED ENTITIES (CONTINUED)

CLOSED GROUP US$ MILLION

2011 2010 Deed of cross guarantee

Entities which are party to a Deed of Cross Guarantee, entered into in accordance with ASIC Class Order 98/1418 are indicated above in this note. A consolidated balance sheet is set out below:

Balance sheets of closed Group

Current assets

Cash and cash equivalents 17.6 111.1 Derivative financial instruments - 5.0 Receivables 75.4 68.4 Other assets 5.3 7.6 Total current assets 98.3 192.1

Non-current assets

Investments in associates 1,487.6 1,504.9 Other financial assets 1,709.2 1,505.8 Property, plant and equipment 0.2 0.2 Total non-current assets 3,197.0 3,010.9 Total assets 3,295.3 3,203.0

Current liabilities

Payables 2.4 1.9 Derivative financial instruments 1.3 - Provisions 0.2 0.2 Other 0.6 0.4 Total current liabilities 4.5 2.5

Non-current liabilities

Interest-bearing liabilities 254.9 187.1 Provisions 0.5 0.4 Total non-current liabilities 255.4 187.5 Total liabilities 259.9 190.0 Net assets 3,035.4 3,013.0

Equity

Contributed equity 2,154.1 2,154.1 Reserves 237.5 237.0 Retained profits 643.8 621.9 Total equity 3,035.4 3,013.0

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011

25. INVESTMENTS IN CONTROLLED ENTITIES (CONTINUED)

Set out below is a consolidated income statement for the closed Group:

CLOSED GROUP US$ MILLION

2011 2010

Statements of comprehensive income of closed Group

Revenue from continuing operations 240.0 243.6 Other income 5.6 9.7 General and administrative expenses (16.3) (13.7) Impairment of financial assets (16.6) - Other expenses (6.1) - Finance costs (13.5) (14.7)

Profit from ordinary activities before income tax 193.1 224.9

Income tax expense (0.4) (4.2)

Net profit 192.7 220.7

Set out below is a summary of movements in consolidated retained profits of the closed Group:

Retained profits at the beginning of the financial year 621.9 492.8 Net profit 192.7 220.7 Dividend provided for or paid (170.8) (91.6)

Retained profits at the end of the financial year 643.8 621.9

26. CONTINGENT LIABILITIES

There are no contingent liabilities of Alumina Limited as at 31 December 2011 (2010: nil).

US$ MILLION 2011 2010

27. COMMITMENTS FOR EXPENDITURE

Lease commitments

Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:

Within one year 0.1 0.1 Later than one year but not later than 5 years 0.3 0.4 Later than 5 years - - 0.4 0.5

The company leases office facilities under non-cancellable operating leases expiring within two to five years.

Capital commitments

There are no contractual capital commitments at reporting date but there are expected to be capital injections to AWAC during 2012.

ALUMINA LIMITED AND CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011

28. RELATED PARTY TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Group and other related parties are disclosed below.

DIRECTORS AND OTHER KEY MANAGEMENT PERSONNEL

Disclosures relating to directors and other key management personnel are set out in Note 29.

OTHER RELATED PARTIES

There are no other related party transactions.

OWNERSHIP INTERESTS IN RELATED PARTIES

Interests held in the following classes of related parties are set out in the following notes:

(a) controlled entities – Note 25; and

(b) associates – Note 12.

29. KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Directors

The following persons were directors of Alumina Limited during the financial year:

Chairman – non-executive
J Pizzey *(appointed 30 November 2011)*
D M Morley *(retired 30 November 2011)*
Executive directors
J Bevan, Chief Executive Officer
J S Downes, Chief Financial Officer *(departed 24 August 2011)*

Non-executive directors

P A F Hay
E Stein *(appointed 3 February 2011)*
P C Wasow *(appointed 26 August 2011)*
R J McNeilly *(resigned 3 March 2011)*

(b) Other key management personnel

In addition to executive directors, the following person also had authority for the strategic direction and management of the company and the consolidated entity during the financial year:

NAME	POSITION	EMPLOYER
S C Foster	General Counsel and Company Secretary	Alumina Limited
C Thiris	Chief Financial Officer	Alumina Limited

All of the persons above were also key management persons during the year ended 31 December 2011.

(c) Remuneration of key management personnel

	US$ MILLION	
	2011	2010
Short-term employee benefits	4,649,435	3,733,287
Post-employment benefits	118,089	89,400
Share based payments	532,570	323,898
Termination pay	547,986	–
	5,848,080	4,146,585

The Remuneration report has been prepared in A$, whilst the Financial Report has been prepared in US$. The average exchange rate for 2011 of 1.0327 (2010: 0.9205) has been used for conversion.

87

ALUMINA LIMITED AND CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011

29. KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

(d) Equity instrument disclosures relating to key management personnel

(i) Alumina Employee Performance Rights Plan

Details of performance rights over ordinary shares in the Company provided as remuneration together with terms and conditions of the performance rights can be found in the Remuneration Report on pages 28 to 48.

(ii) Performance share rights holdings

The number of performance rights over ordinary shares in the Company held during the financial year by each director of Alumina Limited and the key management personnel of the company and the consolidated entity, including their personally related entities, is set out below:

2011

NAME	TYPE OF EQUITY-BASED INSTRUMENT	NUMBER OF PERFORMANCE RIGHTS OR OPTIONS HELD AT 1 JANUARY 2011[1]	NUMBER GRANTED DURING THE YEAR AS REMUNERATION[2]	NUMBER VESTED/ EXERCISED DURING THE YEAR	NUMBER LAPSED DURING THE YEAR[3]	NUMBER HELD AT 31 DECEMBER 2011	VESTED AND EXERCISABLE AT THE END OF THE YEAR
J Bevan	Performance rights	504,500	265,800	–	–	770,300	–
S C Foster	Performance rights	231,400	86,600	–	(12,600)	305,400	–
J S Downes[4]	Performance rights	137,700	131,500	–	(269,200)	–	–

[1] Includes the number of Performance Rights granted that were subject to testing in 2011 but not yet vested.
[2] Performance Rights granted in February 2011 for the 3 year performance test period concluding in December 2013.
[3] For Performance Rights granted under ESP in February 2008 and tested in December 2010 were subject to two further tests applied over a (4 week period) 6 and 12 months after the initial test. The testing of those Performance Rights in 2011 resulted in all of those Performance Rights lapsing.
[4] Ms Downes departed from the position of Chief Financial Officer on 24 August 2011 and pursuant to her employment contract and the Rules of the Alumina Employee Share Plan, she forfeited all invested Performance Rights as at her cessation date.

2010

NAME	TYPE OF EQUITY-BASED INSTRUMENT	NUMBER OF PERFORMANCE RIGHTS OR OPTIONS HELD AT 1 JANUARY 2010[1]	NUMBER GRANTED DURING THE YEAR AS REMUNERATION[2]	NUMBER VESTED/ EXERCISED DURING THE YEAR	NUMBER LAPSED DURING THE YEAR[3]	NUMBER HELD AT 31 DECEMBER 2010	VESTED AND EXERCISABLE AT THE END OF THE YEAR
J Bevan	Performance rights	191,600	312,900	–	–	504,500	–
S C Foster	Performance rights	174,100	105,200	–	(47,900)	231,400	–
J S Downes	Performance rights	–	137,700	–	–	137,700	–

[1] Includes the number of Performance Rights granted that were subject to testing in June 2010 and December 2010 but not yet vested.
[2] Performance Rights granted in February 2010 for the 3 year performance test period concluding in December 2012.
[3] For Performance Rights granted under the ESP in January 2007, the TSR of Alumina Limited is measured over the 12 month period after completion of the initial three years. The testing of those Performance Rights in 2010 resulted in all those Performance Rights lapsing.

88

ALUMINA LIMITED AND CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011

29. KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

(iii) Shareholdings

The numbers of shares in the company held during the financial year by each director of Alumina Limited and the key management personnel of the company and consolidated entity, including their personally-related entities, are set out below.

2011

NAME	BALANCE AT THE START OF THE YEAR	RECEIVED DURING THE YEAR ON THE EXERCISE OF RIGHTS	OTHER CHANGES DURING THE YEAR	BALANCE AT THE END OF THE YEAR
Directors of Alumina Limited				
Ordinary shares				
D M Morley[1]	951,670	–	–	951,670
P A F Hay	112,598	–	–	112,598
R J McNeilly[2]	115,145	–	–	115,145
J Pizzey	65,445	–	–	65,445
E Stein	–	–	14,281	14,281
J Bevan	355,380	–	76,772	432,152
J S Downes[3]	174,350	–	31,210	205,560

[1] Mr Morley retired from the Company on 30 November 2011. His shareholding is of that date.
[2] Mr McNeilly retired as a Director of Alumina Limited on 3 March 2011. His shareholding is of that date.
[3] Ms Downes departed from the position of Chief Financial Officer on 24 August 2011. Her shareholding is of that date.

Other key management personnel of the company and consolidated entity				
Ordinary shares				
S C Foster	122,081	–	22,786	144,867

2010

NAME	BALANCE AT THE START OF THE YEAR	RECEIVED DURING THE YEAR ON THE EXERCISE OF RIGHTS	OTHER CHANGES DURING THE YEAR	BALANCE AT THE END OF THE YEAR
Directors of Alumina Limited				
D M Morley	951,670	–	–	951,670
P A F Hay	112,598	–	–	112,598
R J McNeilly	115,145	–	–	115,145
J Pizzey	59,297	–	6,148	65,445
J Bevan	355,380	–	–	355,380
J S Downes	174,350	–	–	174,350

Other key management personnel of the company and consolidated entity				
Ordinary shares				
S C Foster	119,304	–	2,777	122,081

(e) Loans to directors and executives

No loans were made to directors of Alumina Limited and other key management personnel of the Group, including their personally-related entities in 2011 or 2010.

89

ALUMINA LIMITED AND CONTROLLED ENTITIES
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011

30. REMUNERATION OF AUDITORS

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, and its related practices:

	US$ MILLION	
	2011	2010
Amounts received or due and receivable by PricewaterhouseCoopers Australia:		
Audit and review of the financial reports	867	807
Other assurance services	4	481
Amounts received or due and receivable by related practices of PricewaterhouseCoopers Australia:		
Overseas taxation services	65	38
Total	**936**	**1,326**

It is the Group's policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers' expertise and experience with the Group are important provided such arrangements do not compromise audit independence. These assignments are principally tax advice or where PricewaterhouseCoopers is awarded assignments on a competitive basis.

31. FINANCIAL REPORTING BY SEGMENT

(a) Geographical Segment Information

Years ended 31 December 2011 and 31 December 2010

Alumina Limited's primary assets are its 40% interest in the series of operating entities forming AWAC.

Alumina Limited has one reportable segment, namely the investment in the alumina/aluminium business through its equity interests in AWAC. Alumina Limited participates in AWAC through The Strategic Council, which consists of three members appointed by Alcoa Inc and two members appointed by Alumina Limited. Operational decisions are made by Alcoa Inc.

(b) Entity wide disclosures: Geographical location of assets

YEAR ENDED 31 DECEMBER 2011		US$ MILLION		
CONSOLIDATED	AUSTRALIA	BRAZIL	OTHER	TOTAL
Investments in Associates	1,218.4	1,357.5	748.9	3,324.8
Other assets	23.3	1.4	0.9	25.6
Liabilities	(255.1)	(241.3)	-	(496.4)
Consolidated net assets				**2,854.0**

YEAR ENDED 31 DECEMBER 2010		US$ MILLION		
CONSOLIDATED	AUSTRALIA	BRAZIL	OTHER	TOTAL
Investments in Associates	1,221.9	1,513.3	680.4	3,415.6
Other assets	124.0	1.9	1.0	126.9
Liabilities	(169.2)	(301.6)	(0.2)	(471.0)
Consolidated net assets				**3,071.5**

Alumina Limited earns no revenue from external customers.

90

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011

32. PARENT ENTITY FINANCIAL INFORMATION

Summary financial information

US$ MILLION 2011 2010 Financial position Assets

Current assets 1,681.2 1,554.1 Non-current assets 1,861.5 1,898.6 Total assets 3,542.7 3,452.7

Liabilities

Current liabilities 4.4 7.5 Non-current liabilities 255.5 187.5

Total liabilities 259.9 195.0 Equity

Issued capital 2,154.1 2,154.1 Reserves Asset revaluation reserve 126.8 126.8 Asset realisation reserve 76.2 76.2 Capital reserve 12.3 12.3 Share-based payments reserve 2.7 2.1 Option premium on convertible bonds 19.5 19.5 Retained earnings 891.2 866.7 Total Equity 3,282.8 3,257.7

Financial performance

Profit for the year 195.3 212.7 Other comprehensive income - -

Total comprehensive income 195.3 212.7

GUARANTEES ENTERED INTO BY THE PARENT ENTITY

The parent entity has entered into a Deed of Cross Guarantee with the effect that it guarantees the debts of its wholly-owned subsidiaries. Further details of the Deed of Cross Guarantee and the subsidiaries subject to the deed, are disclosed in Note 25. The parent entity has provided a guarantee in August 2010 for 40 per cent of Alumina Espanola SA’s obligation to purchase fuel oil for one year. This was extended in November 2011 until 31 December 2012.

The parent entity has also provided guarantees to certain third parties in relation to the performance of contracts by various AWAC companies. These are further guarantees such as Banco di Bilbao in respect of Espanola and the Suriname mining contract.

CONTINGENT LIABILITIES OF THE PARENT ENTITY

The parent entity did not have any contingent liabilities as at 31 December 2011 (31 December 2010: Nil). For information about guarantees given by the parent entity, please see above.

CONTRACTUAL COMMITMENTS FOR THE ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT

There are no contractual commitments by the parent entity for the acquisition of property, plant and equipment at reporting date.

TAX CONSOLIDATION

Alumina Limited and its wholly-owned Australian controlled entities formed a tax consolidation group (the Group) with effect from 1 January 2004. Alumina Limited is the head entity of the Group. Members of the Group have entered into a tax sharing agreement that provides that the head entity will be liable for all taxes payable by the Group from the consolidation date. The parties have agreed to apportion the head entity’s taxation liability within the Group based on each contributing members’ share of the Group’s taxable income and losses.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2011

33. PRIOR PERIOD REVISION

In May 2011 the Company identified an error related to the 2008 financial statements which resulted from differences between US GAAP and IFRS accounting regarding the associates defined benefit plans. The error was assessed as not being material. The impact of the error resulted in an overstatement of share net profits of associates for the year 2008 by $23.9 million. The error also understated equity reserves for the year ended 31 December 2008 by $23.9 million. The comparative balance sheet as 31 December 2010 reflects these adjustments, as disclosed in the Statement of Changes in Equity for the year ended 31 December 2010.

34. EVENTS OCCURING AFTER THE BALANCE SHEET DATE

On 8 February 2012, Alumina Limited noted that Alcoa of Australia Limited had commenced a review of the future viability of the AWAC Point Henry aluminium smelter in Geelong, Victoria, in the face of continuing difficult global economic conditions for the smelting industry. A combination of factors, including metal prices, input costs and exchange rates have resulted in the Point Henry smelter becoming unprofitable. The review is expected to be completed by the end of June 2012. The associated aluminium rolling mill at Point Henry, in which AWAC has no interest, and the Anglesea power station are not included in the review. The Portland aluminium smelter, in which AWAC has a 55% interest, is also not included in the review.

Alumina Limited has previously reported in relation to a suit filed in 2004 by St. Croix Renaissance Group, L.L.L.P., Brownfield Recovery Corp., and Energy Answers Corporation of Puerto Rico (collectively referred to as “SCRG”) against St. Croix Alumina L.L.C. and Alcoa World Alumina, L.L.C. (collectively referred to as “SCA”) in the Territorial Court of the Virgin Islands, Division of St. Croix for claims related to the sale of SCA’s former St. Croix alumina refinery to plaintiffs. In January 2011, a jury returned a verdict in favour of plaintiffs and awarded damages of approximately $29 million which, on appeal, was reduced to approximately $20 million.

Following the court’s post-trial decisions, AWAC recorded a charge of $20 million in 2011. In June 2011, AWAC filed a notice of appeal with the U.S. Court of Appeals for the Third Circuit regarding Alcoa’s denied post-trial motions and SCRG filed a notice of cross appeal with the Third Circuit Court related to certain pre-trial and post-trial decisions of the court.

Following mediation and subsequent further negotiations in connection with this lawsuit and other pending matters between the parties and the Government of the Virgin Islands, the parties agreed to the terms of a consent decree which will resolve the lawsuit and other matters pending between them in the federal and territorial courts of the Virgin Islands. The terms of the consent decree were filed jointly by the parties with the federal court and approved by the court on 13 February. At this time, AWAC does not foresee making any change to the charge recorded in 2011 in relation to the suit.

On 27 January 2012, Alcoa moved to dismiss the lawsuit filed by Aluminium Bahrain BSC (“Alba”) against Alcoa Inc and Alcoa World Alumina LLC, and others, in the United States District Court for the Western District of Pennsylvania (the “Court”) (the “Alba Proceeding”).

On 27 March 2008, the Court had ordered the suit filed by Alba to be closed and it would be reopened at the close of the United States Department of Justice (the “DOJ”) investigation. On 8 November 2011 at Alcoa’s request, the Court reopened the Alba Proceeding to permit the Defendants to file a motion to dismiss the amended complaint and to permit the Plaintiff to file an amended complaint and a RICO case statement. Alba filed its amended complaint on 28 November 2011 and its RICO case statement on 28 December 2011. Neither Alumina Limited, nor any of its employees, is a defendant in the litigation.

The DOJ and US Securities and Exchange Commission (SEC) are undertaking a formal investigation. The United States Foreign Corrupt Practices Act and related statutes and regulations in the United States and elsewhere provide for potential injunctive relief, monetary penalties, disgorgement, prejudgment interest, criminal sanctions and other remedies and may result in certain cases in suspension or debarment from doing business with governmental entities or other collateral consequences. The DOJ and SEC investigations are ongoing and Alcoa has reported it has been co-operating with the government. Alumina understands that Alcoa is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss with regard to any of the governmental or private party matters discussed above. Alumina is unable to quantify meaningfully the possible loss or range of loss to which companies in which Alumina has an equity interest may be subject as a result of the above governmental or private party matters.

ALUMINA LIMITED AND CONTROLLED ENTITIES

DIRECTORS’ DECLARATION

FOR THE YEAR ENDED 31 DECEMBER 2011

DIRECTORS’ DECLARATION

IN THE DIRECTORS’ OPINION: a) the financial statements and notes set out on pages 49 to 92 are in accordance with the Corporations Act 2001, including: (i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and (ii) giving a true and fair view of the consolidated entity’s financial position as at 31 December 2011 and of its performance for the financial year ended on that date; and b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable; and c) at the date of this declaration, there are reasonable grounds to believe that the members of the Extended Closed Group identified in Note 25 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee described in Note 25.

Note 1(a) confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by section 295A of the Corporation Act 2001.

This declaration is made in accordance with a resolution of the Directors.

JOHN PIZZEY Chairman

7 March 2012

ALUMINA LIMITED AND CONTROLLED ENTITIES

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF ALUMINA LIMITED FOR THE YEAR ENDED 31 DECEMBER 2011

pwc

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF ALUMINA LIMITED FOR THE YEAR ENDED 31 DECEMBER 2011

REPORT ON THE FINANCIAL REPORT

We have audited the accompanying financial report of Alumina Limited (the company), which comprises the balance sheet as at 31 December 2011, the statement of comprehensive income, statement of changes in equity and statement of cash flows for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration for the Alumina Limited Group (the consolidated entity). The consolidated entity comprises the company and the entities it controlled at the year’s end or from time to time during the financial year.

Directors’ responsibility for the financial report

The directors of the company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that is free from material misstatement, whether due to fraud or error. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that the financial statements comply with International Financial Reporting Standards.

Auditor’s responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.

ALUMINA LIMITED AND CONTROLLED ENTITIES

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF ALUMINA LIMITED FOR THE YEAR ENDED 31 DECEMBER 2011

Auditor’s opinion

In our opinion:

(a) the financial report of Alumina Limited is in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the consolidated entity’s financial position as at 31 December 2011 and of its performance for the year ended on that date; and (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001;and (b) the financial report and notes also comply with International Financial Reporting Standards as disclosed in Note 1.

REPORT ON THE REMUNERATION REPORT

We have audited the remuneration report included in pages 28 to 48 of the directors’ report for the year ended 31 December 2011. The directors of the company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.

AUDITOR’S OPINION

In our opinion, the remuneration report of Alumina Limited for the year ended 31 December 2011, complies with section 300A of the Corporations Act 2001.

PricewaterhouseCoopers CHRIS DODD Melbourne Partner 7 March 2012

Liability limited by a scheme approved under Professional Standards Legislation

ALUMINA LIMITED AND CONTROLLED ENTITIES
DETAILS OF SHAREHOLDINGS AND SHAREHOLDERS LISTED SECURITIES – 24 FEBUARY 2012

Alumina Limited has 2,440,196,187 issued fully paid ordinary shares of which 23,213 are classified as Ordinary Restricted shares. The Ordinary Restricted shares represent the shares vested to employees under the terms and conditions of the Alumina Employee Share Plan and are held on Trust by the Alumina Employee Share Plan Pty. Ltd.

SIZE OF SHAREHOLDINGS AS AT 24 FEBRUARY 2012

RANGE	TOTAL HOLDERS	UNITS	% OF ISSUED CAPITAL
1 - 1,000	24,315	11,865,006	0.49
1,001 - 5,000	30,601	77,047,026	3.16
5,001 - 10,000	10,117	75,612,328	3.10
10,001 - 100,000	10,522	262,945,889	10.77
100,001 - and over	518	2,012,725,938	82.48
Total	76,073	2,440,196,187	100.00

Of these, 5,548 shareholders held less than a marketable parcel of $500 worth of shares (404 shares). In accordance with ASX Business Rules, the last sale price on the Company's shares on the ASX on 24 February 2012 was used to determine the number of shares in a marketable parcel.

NAME	NO. OF FULLY PAID ORDINARY SHARES	%
National Nominees Limited	549,708,566	22.53
HSBC Custody Nominees (Australia) Limited	484,486,950	19.85
JP Morgan Nominees Australia Limited	415,190,572	17.01
Citicorp Nominees Pty Ltd	81,673,946	3.35
RBC Global Services Australia	70,667,601	2.90
Cogent Nominees Pty Limited	53,823,188	2.21
UBS Nominees Pty Ltd	34,605,804	1.42
JP Morgan Nominees Australia Limited ‹ Cash Income A/C ›	32,150,442	1.32
Citicorp Nominees Pty Ltd ‹ Colonial First State Inv A/C ›	19,406,821	0.80
Australian Foundation Investment Company Limited	14,323,142	0.59
Debortoli Wines Pty Limited	12,392,316	0.51
RBC Dexia Investor Services Australia Nominees Pty Ltd ‹ PI Select A/C ›	12,302,819	0.50
AMP Life	11,955,626	0.49
Argo Investments Limited	11,779,840	0.48
Queensland Investment Group	11,720,564	0.48
UBS Wealth Management Australia Nominees Pty Ltd	8,655,365	0.35
The Senior Master of the Supreme Court ‹ Common Fund No 3 A/C ›	6,231,151	0.26
Diversified United Investment Limited	6,000,000	0.25
Australian United Investment Company Limited	5,505,789	0.23
Mirrabooka Investments Limited	4,296,800	0.18
Total held by 20 largest shareholders	1,846,877,302	75.69
Total remaining Holders Balance	593,318,885	24.31

Each ordinary shareholder is entitled on a show of hands to vote and on a poll one vote for each share held.

The Company does not have a current on market buy-back of its shares.

SUBSTANTIAL SHAREHOLDING AS AT 24 FEBRUARY 2012	SHAREHOLDING	%
Perpetual Limited	172,698,578	7.08
Schroder Investment Management Australia Limited	122,148,428	5.01

96

ALUMINA LIMITED AND CONTROLLED ENTITIES

FINANCIAL HISTORY
ALUMINA LIMITED AND CONTROLLED ENTITIES

AS AT 31 DECEMBER 2011	2011 US$ MILLIONS	2010 US$ MILLIONS	2009 US$ MILLIONS	2008 A$ MILLIONS	2007 A$ MILLIONS
Revenue from continuing operations	**0.2**	1.4	4.4	3.5	2.6
Other income	**0.1**	2.1	11.5	0.4	0.2
Share of net profits of associates accounted for using the equity method	**173.1**	84.5	1.6	242.6	494.6
Finance costs	**(28.5)**	(38.7)	(31.0)	(48.8)	(45.7)
Change in fair value of derivatives	**–**	–	–	(7.9)	–
General and administrative expenses	**(17.3)**	(14.7)	(10.5)	(19.2)	(13.8)
Income tax credit/(expense) from continuing operations	**(1.0)**	–	0.3	(2.6)	(1.5)
Net profit attributable to owners of Alumina Limited	**126.6**	34.6	(23.7)	168.0	436.4
Non-operating non-cash items[2]	**1.4**	2.1	24.0	33.6	(30.8)
Underlying earnings[2]	**128.0**	36.7	0.3	201.6	405.6
Total assets	**3,350.4**	3,542.5	3,504.2	3,898.6	2,688.6
Total liabilities	**496.4**	471.0	585.9	1,105.8	1,024.7
Net assets	**2,854.0**	3,071.5	2,918.3	2,792.8	1,663.9
Shareholders' funds	**2,854.0**	3,071.5	2,918.3	2,792.8	1,663.9
Dividends declared	**170.8**	91.6	–	273.8	275.6
Dividends received from AWAC	**232.2**	234.4	135.6	356.0	444.9
STATISTICS					
Dividends declared per ordinary share	**US6c**	US6c	US1.8c	12c	24c
Dividend payout ratio (cash dividends)	**136%**	271%	–	163%	63%
Earnings per ordinary share	**5.2c**	1.4c	(1.1c)	11.3c	38.2c
Return on equity[3]	**4.1%**	1.2%	Negative 0.9%	8.5%	25.5%
Gearing (net debt to equity)	**14.1%**	10.0%	8.7%	27%	36%
Net tangible assets backing per share	**$1.05**	$1.14	$1.09	$1.71	$1.21

[1] Alumina Limited's functional and presentation currency is now US dollars. 2009 results have been restated to present them in US dollars. Prior years are disclosed in Australian dollars.

[2] Underlying earnings has been calculated by adjusting reported net profit amounts relating to non-cash entries which do not reflect the operations of the Company. These non-cash entries related to mark-to market valuations of AWAC embedded derivatives, and adjustments resulting from actuarial assessment of market value of assets held in AWAC employee benefit plans.

[3] Based on net profit attributable to members of Alumina Limited.

97

ALUMINA LIMITED

Some statements in this report are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2010.

ALUMINA LIMITED

ABN 85 004 820 419

Registered Corporate Head Office Level 12, IBM Centre 60 City Road Southbank Victoria 3006 Australia GPO Box 5411 Melbourne Victoria 3001 Australia Telephone +61 (0)3 8699 2600 Facsimile +61 (0)3 8699 2699 Website www.aluminalimited.com Email info@aluminalimited.com

SHARE REGISTRY

Computershare Investor Services Pty Limited Yarra Falls 452 Johnston Street Abbotsford Victoria 3067 Australia GPO Box 2975 Melbourne Victoria 3001 Australia Telephone +61 (0)3 9415 4027 or 1300 556 050 (for callers within Australia) Facsimile +61 (0)3 9473 2500 Email web.queries@computershare.com.au

AMERICAN DEPOSITARY RECEIPTS

BNY Mellon Shareowner Services Jersey City - HEADQUARTERS 480 Washington Blvd.

27th Floor

Jersey City, NJ 07310

1-888-BNY-ADRS (1-888-269-2377) (for callers within the United States) Telephone (for non-US callers)

+1 201-680-6825

Website www.bnymellon.com/shareowner Email shrrelations@bnymellon.com

To:	The Manager

Announcements

Company Announcements Office

Australian Securities Exchange

Public Announcement 2012 – 8AWC

Please find attached, the following documents in relation to Alumina Limited’s 2012 Annual General Meeting to be held at 9.30am on Wednesday 2 May 2012 at the Auditorium, Melbourne Exhibition Centre, 2 Clarendon Street Southbank, Victoria.

i)	Notice of Annual General Meeting
ii)	Proxy Form

/s/ Stephen Foster
Stephen Foster Company Secretary 29 March 2012

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

NOTICE OF ANNUAL

GENERAL MEETING

ALUMINA LIMITED

Notice is hereby given that the forty-second Annual General Meeting of Alumina Limited (the Company) will be held in the Auditorium, Melbourne Exhibition Centre, 2 Clarendon Street, Southbank, Victoria, Australia at 9.30am on Wednesday, 2 May 2012.

1. FINANCIAL AND OTHER REPORTS

To receive and consider the Financial Report and the Reports of the Directors and of the Auditor for the year ended 31 December 2011.

2. ADOPTION OF REMUNERATION REPORT

To consider and, if thought fit, to pass the following resolution as an ordinary resolution: “That the Remuneration Report for the year ended 31 December 2011 is adopted.”

Please note that the vote on this resolution is advisory only and does not bind the Directors or the Company.

Please also note that the Company will disregard any votes cast on this resolution by certain persons. Details of the voting exclusions applicable to this resolution are set out in the “Voting Exclusions” section on pages 5 to 6 below.

3. ELECTION OF DIRECTOR

To consider and, if thought fit, to pass the following resolution as an ordinary resolution: “That Mr Peter C Wasow, who was appointed as a Director since the last Annual General Meeting of the Company and who, being eligible, submits himself for election in accordance with Rule 45(d) of the Constitution of the Company, is elected as a Director of the Company.”

4. GRANT OF PERFORMANCE RIGHTS TO CHIEF EXECUTIVE OFFICER (LONG TERM INCENTIVE)

To consider, and if thought fit, to pass the following resolution as an ordinary resolution: “That approval is given for all purposes under the Corporations Act 2001 (Cth) for the grant to Mr John Bevan, Chief Executive Officer of the Company, of rights to acquire ordinary shares in the capital of the Company in accordance with the terms contained in the Company’s Employee Share Plan, as more fully described in the Explanatory Notes to the Notice convening this meeting.”

Please note that the Company will disregard any votes cast on this resolution by certain persons. Details of the voting exclusions applicable to this resolution are set out in the “Voting Exclusions” section on pages 5 to 6 below.

5. RENEWAL OF PROPORTIONAL TAKEOVER APPROVAL PROVISIONS IN CONSTITUTION

To consider, and if thought fit, to pass the following resolution as a special resolution: “That, pursuant to sections 136(2) and 648G of the Corporations Act 2001 (Cth), the proportional takeover approval provisions in Rules 79 and 80 of the Constitution of the Company are renewed for a period of three years from the date of this meeting.”

6. OTHER BUSINESS

To transact any other business that may be legally brought forward.

BY ORDER OF THE BOARD

Stephen C Foster - Company Secretary Melbourne, Australia

27 March 2012

NOTICE OF ANNUAL GENERAL MEETING (EXPLANATORY NOTES)

ITEM 2: ADOPTION OF REMUNERATION REPORT

The Corporations Act 2001 (Cth) (Corporations Act) requires listed companies to provide information regarding the remuneration of Directors and senior executives in a Remuneration Report, which forms part of the annual Directors’ Report. The Company’s Remuneration Report for the year ended 31 December 2011 is set out on pages 28 to 48 of the 2011 Annual Report and is also available on the Company’s website at: www.aluminalimited.com The Remuneration Report includes an explanation of the Company’s remuneration policy and the remuneration arrangements in place for Directors and certain senior executives whose remuneration arrangements are required by law to be disclosed.

As required by the Corporations Act, a non-binding resolution to adopt the Remuneration Report is to be put to shareholders at the meeting. The vote on this resolution is advisory only and does not bind the Directors or the Company.

RECOMMENDATION

The Directors unanimously recommend that shareholders vote in favour of the resolution to adopt the Remuneration Report.

ITEM 3: ELECTION OF DIRECTOR

Peter C Wasow

Independent Non-executive Director

Mr Peter Wasow was appointed as a Director of the Company on

26 August 2011 and, being eligible, offers himself for election.

The personal particulars of Mr Wasow are set out below.

Previously, Mr Wasow served 8 years at major Australian oil and gas producer Santos Limited, from 2002 to 2010. Initially appointed as Chief Financial Officer, he assumed the additional role of Executive Vice President from 2008. At Santos Mr Wasow was responsible for corporate development, corporate strategy and planning, investor relations, accounting, corporate finance, taxation and audit.

Prior to joining Santos in 2002, Mr Wasow held several senior roles over a 23 year career at BHP including Vice President of Finance. Mr Wasow brings to the Board extensive financial skills and experience in the resources and energy industries. He is a member of the Nomination Committee and Compensation Committee and Chair of the Audit Committee.

RECOMMENDATION

The Directors (other than Mr Wasow) unanimously recommend that shareholders vote in favour of the resolution to elect Mr Wasow. Mr Wasow makes no recommendation.

1

NOTICE OF ANNUAL GENERAL MEETING (EXPLANATORY NOTES)

ITEM 4: GRANT OF PERFORMANCE RIGHTS TO CHIEF EXECUTIVE OFFICER (LONG TERM INCENTIVE)

Item 4 relates to the proposed participation of the Chief Executive Officer, Mr John Bevan, in the Company’s Employee Share Plan (ESP) for the 2012 financial year, as part of his remuneration by the Company.

(A) BACKGROUND

As part of Mr Bevan’s remuneration package, the Company has, subject to obtaining the necessary shareholder approval, invited Mr Bevan to participate in the ESP, pursuant to which Performance Rights may be issued to him. Performance Rights are conditional rights to acquire ordinary shares in the Company. Under the Company’s Remuneration Policy, all executive employees are required to receive a portion of their overall remuneration in the form of variable or “at risk” remuneration. In addition to a short-term incentive component, this portion of “at risk” remuneration consists of a long-term incentive component, or “LTI”, which is delivered pursuant to the ESP. The Board considers that the proposed issue of Performance Rights for 2012 to Mr Bevan is an important component of his overall remuneration package. His participation is designed to provide him with an incentive to strive for high performance personally and at a Company level, and to align his remuneration over an extended period with the financial interests of shareholders. The Performance Rights to be issued to Mr Bevan for 2012 will be on the same terms as those applicable to all other participants in the ESP.

While the ASX Listing Rules do not require the Company to obtain the approval of shareholders for the participation of Mr Bevan in the ESP, the Board considers that it is appropriate from a governance perspective for such participation to be subject to approval.

(B) DATE THE PERFORMANCE RIGHTS WILL BE PROVIDED

If approved by shareholders, the Performance Rights will be issued to Mr Bevan as soon as practicable after the meeting.

(C) MAXIMUM NUMBER OF PERFORMANCE RIGHTS TO BE PROVIDED

In the case of the Chief Executive Officer, the Company’s Remuneration Policy requires that the LTI component of annual remuneration be equivalent in value to a maximum of 50 per cent of his fixed remuneration (comprising salary and superannuation contributions).

The number of Performance Rights to be issued to Mr Bevan (being 418,500) has been determined by dividing $573,400 (being 50 per cent of the amount of Mr Bevan’s fixed remuneration for 2012) by the volume weighted average sale price of ordinary shares in the Company on the ASX in the twenty trading days up to and including the date the Board determined to offer the Performance Rights to Mr Bevan (subject to shareholder approval being obtained).

(D) ESP PERFORMANCE CONDITION

The number of those Performance Rights in the award to be made to Mr Bevan (subject to shareholder approval being obtained) that will vest will be determined in accordance with the vesting conditions applicable to the award, as outlined below.

The Performance Rights to be issued to Mr Bevan may vest at the expiry of a 3 year period in December 2014, with a potential vesting during a further 12 month period in which two retests are undertaken (the Vesting Period), subject to the satisfaction of the performance hurdles described below. Any Performance Rights that have not vested at the end of the Vesting Period will expire. Following each test date (as described below), the Company will issue a vesting notice to Mr Bevan notifying him of the percentage of his Performance Rights that have vested (if any).

The performance hurdle that will apply in respect of the grant of the Performance Rights to Mr Bevan is relative Total Shareholder Return (TSR).

Two comparator group tests are applied to determine the number of Performance Rights that may vest under the ESP, with each accounting for 50 per cent of the maximum possible vesting of Performance Rights under the ESP (i.e. the Performance Rights are divided into two equal tranches with performance testing applied by reference to different comparator groups). The performance tests compare the Company’s TSR performance with the TSR performance of each of the entities in the comparator group applicable to a tranche of Performance Rights over the performance period of three years and a further 12 month period.

The methodology used for each comparator group is identical. The performance tests are defined as follows.

The comparator groups are respectively a group of 80 Australian-listed entities and a group of 8 alumina and aluminium (Industry Comparator Group) entities listed on stock exchanges inside and outside Australia (as applicable).

Under the performance tests, the TSR for each entity in the comparator groups and for the Company is calculated and the entities (or securities, as appropriate) in each comparator group are then ranked by TSR performance. The number of Performance Rights that vest in the tranche relating to the Comparator group is then determined according to the scale below.

Alumina Limited TSR compared to median of relevant comparator group

Vesting of Tranche

If the Company’s TSR is less than the TSR of the company at the 50th percentile of the comparator group, ranked by TSR performance 0 per cent

If the Company’s TSR is equal to the TSR of the company at the 50th percentile of the comparator group, ranked by TSR performance* 50 per cent

If the Company’s TSR is equal to or greater than the TSR of the company at the 75th percentile of the comparator group, ranked by TSR performance* 100 per cent

* If the Company’s TSR performance is between that of the entities (or securities, as appropriate) at the median (i.e. the 50th percentile) and the 75th percentile of the relevant comparator group ranked by TSR performance, the number of Performance Rights in a tranche that vest will increase by 2 per cent for each 1 per cent by which the Company’s percentile ranking is higher than the 50th percentile.

(E) TESTING PERIOD FOR TSR

If less than 100 per cent of the Performance Rights in a tranche vest when tested at the expiry of the initial three year period, a further 2 tests are conducted (as required) at two 6 monthly intervals after the initial test.

2

NOTICE OF ANNUAL GENERAL MEETING (EXPLANATORY NOTES)

The number of Performance Rights of the retested portion that vest will be determined according to the Company’s relative TSR performance over the period from the commencement of the performance period to the relevant six monthly retest date, according to the same scale used at the initial test.

Performance Rights that are unvested will generally lapse on cessation of employment, subject to the Board’s discretion in certain circumstances as discussed further below.

(F) PRICE OF THE PERFORMANCE RIGHTS

No amount is payable on the grant of an award of Performance Rights under the ESP.

If the applicable vesting conditions are met, Mr Bevan will be entitled to receive one fully paid ordinary share in the Company in respect of each vested Performance Right (subject to rounding and adjustment in accordance with the ESP rules).

Where Performance Rights vest under the ESP, Mr Bevan’s right to acquire a share in respect of each Performance Right will be satisfied by the Company procuring the transfer to him of existing shares acquired on-market.

(G) EXERCISE AND LAPSE OF PERFORMANCE RIGHTS

On the vesting of Performance Rights, Mr Bevan will acquire fully paid ordinary shares in the Company and will receive full voting and dividend rights corresponding to the rights of all other holders of ordinary shares in the Company.

Performance Rights that have not vested by the end of the Vesting Period will expire.

Termination of the employment of Mr Bevan does not have any impact on vested Performance Rights.

In the event of Mr Bevan’s employment ceasing for any reason, unvested Performance Rights will lapse unless, in the case of death, total and permanent disablement, redundancy or retirement, the Board exercises a discretion that the Performance Rights will not lapse.

In the event of a change in control of the Company, the outstanding Performance Rights for which performance hurdles are met at that time will vest to Mr Bevan. A change of control will generally occur upon an entity acquiring unconditionally more than 50 per cent of the issued shares of the Company, or the Company being required under a takeover bid or scheme of arrangement to issue an aggregate number of shares greater than the number existing before that issue (i.e. a “reverse takeover” occurring).

(H) OTHER MATTERS

There are no loans to be granted by the Company to Mr Bevan in relation to the acquisition of the Performance Rights.

RECOMMENDATION

The Directors (other than Mr Bevan) unanimously recommend that shareholders vote in favour of the resolution proposed on item 4. Mr Bevan makes no recommendation.

ITEM 5: RENEWAL OF PROPORTIONAL TAKEOVER APPROVAL PROVISIONS IN CONSTITUTION

The Corporations Act permits a company to include in its constitution provisions prohibiting the registration of a transfer of securities resulting under proportional takeover bid, unless the relevant holders of the securities in general meeting approve the bid.

It is a requirement of the Corporations Act that such provisions in a company’s constitution apply for a maximum period of three years, unless earlier renewed. In the case of the Company, such provisions (existing Rules 79 and 80) were inserted as part of the adoption by shareholders of the Company’s current Constitution in 2009. The existing Rules 79 and 80 will therefore expire on 6 May 2012, unless earlier renewed.

The Directors consider that it is in the best interests of shareholders to renew these provisions. Accordingly, a special resolution is being put to shareholders under section 648G of the Corporations Act to renew Rules 79 and 80.

If renewed by shareholders at the meeting, Rules 79 and 80 will continue to operate for a further three years from the date of the meeting (i.e. until 2 May 2015), subject to further renewal. The effect of Rules 79 and 80, as renewed, will be that where a proportional takeover bid is made for securities in the Company (i.e. a bid is made for a specified proportion, but not all, of each holder’s bid class securities), the Directors must convene a meeting of holders of the relevant securities to vote on a resolution to approve that bid. The meeting must be held, and the resolution voted on, at least 15 days before the offer period under the bid ends.

To be passed, the resolution must be approved by a majority of votes at the meeting, excluding votes by the bidder and its associates. However, the Corporations Act also provides that, if the meeting is not held within the time required, then a resolution to approve the proportional takeover bid will be deemed to have been passed. If the resolution to approve the proportional takeover bid is passed or deemed to have been passed, the transfer of securities resulting from acceptance of an offer under that bid will be permitted, and the transfers registered, subject to the Corporations Act and the Constitution of the Company.

If the resolution is rejected, the registration of any transfer of shares resulting from an offer under the proportional takeover bid will be prohibited, and the bid deemed to be withdrawn.

Rules 79 and 80, as renewed, will not apply to full takeover bids. In the Directors’ view, shareholders (and holders of any other securities that the Company might issue) should have the opportunity to vote on a proposed proportional takeover bid. A proportional takeover bid for the Company may enable control of the Company to be acquired by a party holding less than a majority interest. As a result, the relevant holders may not have the opportunity to dispose of all their securities, and risk being part of a minority interest in the Company or suffering loss if the takeover bid causes a decrease in the market price of the securities or makes the securities less attractive and, accordingly, more difficult to sell. Rules 79 and 80, as renewed, would only permit this to occur with the approval of a majority of the relevant holders.

For shareholders (or holders of other relevant securities), the potential advantages of Rules 79 and 80, as renewed, are that they will provide all relevant holders with the opportunity to consider, discuss in a meeting called specifically for the purpose, and vote on whether a proportional takeover bid should be approved.

3

NOTICE OF ANNUAL GENERAL MEETING (EXPLANATORY NOTES)

This affords the relevant holders an opportunity to have a say in the future ownership and control of the Company and help the holders to avoid being locked into a minority. Your Directors believe this will encourage any proportional takeover bid to be structured so as to be attractive to at least a majority of the relevant holders. It may also discourage the making of a proportional takeover bid that might be considered opportunistic. Finally, knowing the view of a majority of the relevant holders may help each individual holder to assess the likely outcome of the proportional takeover bid and decide whether or not to accept an offer under the bid.

On the other hand, a potential disadvantage for securityholders arising from Rules 79 and 80, if renewed, is that proportional takeover bids may be discouraged by the further procedural steps that the Rules will entail and, accordingly, this may reduce any takeover speculation element in the price of the Company’s securities. Shareholders may be denied an opportunity to sell a portion of their securities at an attractive price where the majority rejects an offer from persons seeking control of the Company. These advantages and disadvantages of Rules 79 and 80 have been applicable during the period that those Rules have already been in effect. It should be noted that during the period that the Rules 79 and 80 have already been in effect, no takeover bid for securities in the Company (whether proportional or otherwise) has been announced or made.

The Directors do not consider that there are any advantages or disadvantages specific to the Directors in relation to the proposed renewal of Rules 79 and 80, or that have been applicable during the period that those Rules have already been in effect. The Directors will continue to remain free to make a recommendation to shareholders (or other relevant holders of securities) as to whether a proportional takeover bid should be accepted.

As at the date of this Notice, none of the Directors is aware of any proposal by a person to acquire, or to increase the extent of, a substantial interest in the Company.

RECOMMENDATION

The Directors unanimously recommend that shareholders vote in favour of the resolution proposed on item 5.

ENTITLEMENT TO VOTE

In accordance with regulation 7.11.37 of the Corporations Regulations 2001 (Cth), the Company has determined that, for the purposes of the meeting, all shares in the Company will be taken to be held by the persons who held them as registered shareholders at 7pm (Melbourne time) on 30 April 2012. All holders of ordinary shares in the Company at that time are entitled to vote at the meeting (subject to the restrictions on voting referred to below).

VOTING

Subject to the restrictions on voting referred to below, shareholders entitled to vote at the meeting can vote in any of the following ways:

- by attending the meeting and voting in person or, in the case of corporate shareholders, by corporate representative; or

- by appointing a proxy to attend and vote on their behalf, using the proxy form accompanying the hard copy of this Notice (as applicable) or by otherwise following the instructions in this Notice; or

- by appointing an attorney to attend and vote on their behalf.

VOTING IN PERSON OR BY CORPORATE REPRESENTATIVE

Shareholders entitled to vote who plan to attend the meeting are asked to arrive at the venue 30 minutes prior to the time designated for the meeting, if possible, so that the Company may check their shareholding against the Company’s share register and note attendances.

In order to vote in person at the meeting, a corporation which is a shareholder may appoint an individual to act as its representative. The appointment must comply with the requirements of section 250D of the Corporations Act, meaning that the Company will require a Certificate of Appointment of Corporate Representative executed in accordance with the Corporations Act. The Certificate must be lodged with the Company before the meeting or at the registration desk on the day of the meeting. The Certificate will be retained by the Company.

If a Certificate is completed by an individual or a corporation under Power of Attorney or other authority, the Power of Attorney or other authority under which the Certificate is signed, or a certified copy of that Power of Attorney or other authority, must accompany the completed Certificate unless the Power of Attorney or other authority has previously been noted by the Company Share Registry.

VOTING BY PROXY

A shareholder entitled to attend and vote at the meeting is entitled to appoint one or two proxies.

A proxy need not be a shareholder of the Company, and may be an individual or a corporation. If a corporation is appointed as a proxy, it must ensure that it appoints a corporate representative, in the same manner as outlined above in relation to appointments by shareholders, in order to exercise its powers as proxy at the meeting.

Where two proxies are appointed, neither proxy may vote in that capacity on a show of hands and each proxy should be appointed to represent a specified proportion or number of the shareholder’s votes. If proportions or numbers are not specified, then each proxy may exercise half of the shareholder’s votes.

A shareholder can direct their proxy to vote for or against, or to abstain from voting on, a resolution by marking the appropriate box opposite that item on the hard copy proxy form or selecting the appropriate option for that item online (as outlined below). Shareholders are encouraged to direct their proxies how to vote on each resolution.

If a proxy is not directed how to vote on a resolution, the proxy may vote, or abstain from voting, as that person thinks fit (subject to the other provisions of these notes and the voting exclusions noted below).

Where a proxy holds two or more appointments which provide different directions how to vote on a resolution, the proxy must not vote in that capacity on a show of hands on that resolution. Accordingly, any direction to such a proxy on how to vote on that resolution will not be effective on a show of hands. Similarly, if a proxy is also a shareholder, then any direction to the proxy may not be effective on a show of hands. Any directions provided to a proxy will be effective if a poll is held, subject to the other provisions of these notes and the voting exclusions noted below.

4

NOTICE OF ANNUAL GENERAL MEETING (EXPLANATORY NOTES)

A proxy need not vote in that capacity on a show of hands on any resolution nor (unless the proxy is the Chairman of the meeting and is directed how to vote) on a poll. However, if the proxy’s appointment directs the proxy how to vote on a resolution, and the proxy decides to vote in that capacity on that resolution, the proxy must vote the way directed (subject to the other provisions of these notes and the voting exclusions noted below).

If a proxy appointment does not nominate the identity of the relevant shareholder’s proxy, or if an appointed proxy does not attend the meeting, then the Chairman of the meeting will be taken to have been appointed as the proxy of the relevant shareholder in respect of the meeting. In addition, if a proxy attends the meeting and the proxy’s appointment directs how to vote on a resolution, but the proxy does not vote on that resolution on a poll, then the Chairman of the meeting will be taken to have been appointed as the proxy of the relevant shareholder in respect of the poll on that resolution.

If the Chairman of the meeting is appointed, or taken to be appointed, as a proxy, but the appointment does not direct how to vote on a resolution, then the Chairman intends to exercise the relevant shareholder’s votes in favour of the relevant resolution (subject to the other provisions of these notes and the voting exclusions noted below).

A shareholder wishing to appoint a proxy should either:

- use the hard copy form provided (as applicable); or

- submit their appointment online by visiting the website www.investorvote.com.au (certain intermediaries may also use other means as outlined below).

Where a shareholder is using a hard copy form, and wishes to appoint two proxies, a request should be made to the Company’s Share Registry for an additional proxy form. Alternatively, proxy forms may be obtained by printing them off the Company’s website at www. aluminalimited.com. Replacement proxy forms can also be requested from the Share Registry.

To use the online appointment facility, a shareholder will need their Shareholder Reference Number (SRN) or Holder Identification Number (HIN) and postcode. The shareholder will be taken to have signed a proxy form appointing their proxies if they lodge the appointment in accordance with the instructions on the website. It should be noted that a proxy cannot be appointed electronically by a person appointed by a shareholder under a Power of Attorney or similar authority. Shareholders should read the instructions for the online proxy appointment facility carefully before lodging any proxy appointment using this facility.

In the case of certain intermediaries (such as custodians, nominees, non broker participants and some financial advisors) who participate in the Intermediary On-line system of the Company’s Share Registry, proxy appointments can also be submitted online by visiting the website www.intermediaryonline.com and following the instructions provided.

To be effective, proxy forms must be received, by mail, by hand or by facsimile, at either the registered office of the Company, or by the Company’s Share Registry using the return-addressed envelope (reply-paid for mailing in Australia) enclosed with the hard copy of this Notice or as follows:

By Mail

Alumina Limited c/- Computershare Investor Services Pty Limited GPO Box 242 Melbourne, Victoria, 3001, Australia

By Hand

Computershare Investor Services Pty Limited

Yarra Falls

452 Johnston Street

Abbotsford, Victoria, 3067, Australia

By Facsimile

(within Australia) 1800 783 447 (outside Australia) +61 (0)3 9473 2555 by 9.30am (Melbourne time) on Monday, 30 April 2012. Proxy forms received after this time will be invalid.

Similarly, proxy appointments can only be made through either of the online proxy appointment facilities referred to above before this time. Proxy forms are required to be signed by the appointor or that person’s attorney and, if the appointor is a corporation, in accordance with the Corporations Act or by an authorised officer or attorney. Where two or more persons are registered as a shareholder, each person must sign the proxy form.

If a proxy form is completed by an individual or a corporation under Power of Attorney or other authority, the Power of Attorney or other authority under which the form is signed, or a certified copy of that Power of Attorney or other authority, must accompany the completed proxy form unless the Power of Attorney or other authority has previously been noted by the Share Registry.

VOTING BY ATTORNEY

A shareholder entitled to attend and vote at the meeting is entitled to appoint an attorney to attend and vote at the meeting on the shareholder’s behalf.

An attorney need not be a shareholder of the Company.

The Power of Attorney appointing the attorney must be duly executed and specify the name of each of the shareholder, the Company and the attorney, and also specify the meetings at which the appointment may be used. The appointment may be a standing one.

To be effective, the Power of Attorney must also be received by the Company or the Share Registry in the same manner, and by the same time, as outlined above for proxy forms.

VOTING EXCLUSIONS

The Corporations Act and the ASX Listing Rules require that certain persons must not vote, and the Company must disregard any votes cast by or on behalf of certain persons, on two of the resolutions to be considered at the meeting. These voting exclusions are described below.

5

NOTICE OF ANNUAL GENERAL MEETING (EXPLANATORY NOTES)

ITEM 2 – ADOPTION OF REMUNERATION REPORT

Except to the extent otherwise permitted by law, the following persons may not vote, and the Company will disregard any votes cast by the following persons, on the resolution on item 2:

1. A member of the key management personnel for the Alumina consolidated group whose remuneration details are included in the Remuneration Report (and any closely related party of any such member, and any person voting on behalf of any such member or closely related party), unless:

– that person does so as a proxy appointed by writing that specifies how the proxy is to vote on the resolution on item 2; and

– the vote is not cast on behalf of a member of the key management personnel for the Alumina consolidated group whose remuneration details are included in the Remuneration Report (or a closely related party of any such member).

2. A member of the key management personnel for the Alumina consolidated group (and any closely related party of any such member) that is appointed as a proxy where the proxy appointment does not specify the way the proxy is to vote on the resolution on item 2, unless:

– the proxy is the Chairman of the meeting; and

– the proxy appointment expressly authorises the Chairman to exercise the proxy even if that resolution is connected directly or indirectly with the remuneration of a member of the key management personnel for the Alumina consolidated group.

ITEM 4 – GRANT OF PERFORMANCE RIGHTS TO CHIEF EXECUTIVE OFFICER (LONG TERM INCENTIVE)

The following persons may not vote, and the Company will disregard any votes cast by the following persons, on the resolution on item 4:

1. Any Director who is eligible to participate in any Alumina employee incentive scheme (and any of their respective associates).

However, the Company need not disregard a vote if:

– it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

– it is cast by the Chairman of the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

2. A member of the key management personnel for the Alumina consolidated group (and any closely related party of any such member) that is appointed as a proxy where the proxy appointment does not specify the way the proxy is to vote on the resolution on item 4, unless:

– the proxy is the Chairman of the meeting; and

– the proxy appointment expressly authorises the Chairman to exercise the proxy even if that resolution is connected directly or indirectly with the remuneration of a member of the key management personnel for the Alumina consolidated group.

For the purposes of these voting exclusions:

– The key management personnel for the Alumina consolidated group are those persons having authority and responsibility for planning, directing and controlling the activities of the Alumina consolidated group, either directly or indirectly. It includes all Directors (executive and non-executive) and all members of the senior executive team reporting to the Chief Executive Officer. The key management personnel for the Alumina consolidated group during the year ended 31 December 2011 are listed in Note 29 to the Financial Statements for the year ended 31 December 2011 contained in the Company’s 2011 Annual Report.

– A closely related party of a member of the key management personnel for the Alumina consolidated group means:

– a spouse or child of the member; or

– a child of the member’s spouse; or

– a dependant of the member or of the member’s spouse; or

– anyone else who is one of the member’s family and may be expected to influence the member, or be influenced by the member, in the member’s dealings with the entity; or

– a company the member controls.

The Company will also apply these voting exclusions to persons appointed as attorney by a shareholder to attend and vote at the meeting under a power of attorney – on the basis that references to persons attending and voting as proxy are read as references to persons attending and voting as attorney and references to an instrument under which the proxy is appointed are read as references to the power of attorney under which the attorney is appointed.

SHAREHOLDERS’ QUESTIONS TO THE AUDITOR

Shareholders may submit written questions to PricewaterhouseCoopers (PwC) to be answered at the meeting, provided the question is relevant to the content of PwC’s audit report or the conduct of its audit of the Company’s financial report for the year ended 31 December 2011.

Written questions must be received no later than 5.00pm (Melbourne time) on Tuesday, 24 April 2012. A list of qualifying questions will be made available to shareholders attending the meeting.

Any written questions to PwC should be sent to:

– Computershare Investor Services Pty Ltd at the address on the enclosed return-addressed envelope;

– To the Company’s registered office – Level 12, 60 City Road, Southbank, Victoria, 3006, Australia;

– By facsimile to +61 (0)3 8699 2699; or

– By email to chris.thiris@aluminalimited.com

To respect the privacy of individual shareholders attending the meeting, photographs, video recording or audio recording of the meeting is not permitted.

CONTACT DETAILS

Computershare Investor Services Pty Limited

Yarra Falls,

452 Johnston Street

Abbotsford, Victoria, 3067, Australia

Telephone: +61 (0)3 9415 4027 or

1300 556 050 (for callers within Australia)

Facsimile: +61 (0)3 9473 2555 or

1800 783 447 (for callers within Australia)

Email: web.queries@computershare.com.au

ALUMINA LIMITED

ABN 85 004 820 419

Registered office:

Level 12, IBM Centre, 60 City Road

Southbank Victoria 3006, Australia

6

ALUMINA LIMITED

ABN 85 004 820 419

Appoint your Proxy:

Online*: www.investorvote.com.au

By Mail:

Computershare Investor Services Pty Limited GPO Box 242 Melbourne Victoria 3001 Australia

In Person: Share Registry -

Computershare Investor Services Pty Limited, Yarra Falls, 452 Johnston Street Abbotsford VIC Australia Registered Office - Level 12, IBM Centre, 60 City Road, Southbank VIC Australia

Alternatively you can fax your form to (within Australia) 1800 783 447 (outside Australia) +61 3 9473 2555

For Intermediary Online subscribers only (custodians) www.intermediaryonline.com

For all enquiries call:

(within Australia) 1300 556 050 (outside Australia) +61 3 9415 4027

Proxy Form

Appoint your proxy online* or view the annual report, 24 hours a day, 7 days a week:

www.investorvote.com.au

*A proxy cannot be appointed online if they are appointed under a Power of Attorney or similar authority.

Appoint your proxy

Your secure access information is:

Control Number: SRN/HIN:

PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.

To be valid, your proxy appointment must be received by 9.30am (AEST) Monday, 30 April 2012

Appointment of Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box on the form overleaf, or as instructed online. If you wish to appoint someone other than the Chairman of the Meeting as your proxy, please write the full name of that individual or body corporate in the space provided on the form overleaf or by following the instructions online. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy.

Voting of Items of Business

You may direct your proxy how to vote by placing a mark in one of these boxes opposite each item of business. All your securities will be voted in accordance with your directions, to the extent permitted by law.

Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may, to the extent permitted by law, vote as they choose. If you mark more than one box on an item your vote will be invalid on that item. Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%, otherwise your votes will be invalid on that item.

Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint a second proxy online you must follow the online instructions and specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of your votes. If using this form, an additional Proxy Form may be obtained by copying this form or telephoning Computershare on the number detailed above. To appoint a second proxy by using this form you must (a) Indicate that you wish to appoint a second proxy by marking the box. (b) On each of the first Proxy Form and the second Proxy Form, state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(c) Return both forms together.

A proxy need not be a securityholder of the Company.

Signing Instructions

Individual: Where the holding is in one name, the securityholder must sign.

Joint Holding: Where the holding is in more than one name, all of the securityholders should sign.

Power of Attorney: To sign under Power of Attorney, you must have already lodged the Power of Attorney with the Registry. If you have not already lodged the Power of Attorney with the Registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held.

Attending the Meeting

Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate “Certificate of Appointment of Corporate Representative” prior to admission. A form of the certificate may be obtained from Computershare or online at www.investorvote.com.au.

GO ONLINE TO APPOINT YOUR PROXY,

or turn over to complete the form

916CR_0_Sample_Proxy/000001/000001

☐ **Change of address.** If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with 'X') should advise your broker of any changes.

Proxy Form

Please mark ☒ to indicate your directions

STEP 1 ## Appoint a Proxy to Vote on Your Behalf

I/We being a member/s of Alumina Limited hereby appoint

☐ **the Chairman of the meeting** **OR** ________________

PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally on my/our behalf, including to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit), at the Annual General Meeting of Alumina Limited to be held in the Auditorium, Melbourne Exhibition Centre, 2 Clarendon Street, Southbank, Victoria, Australia on Wednesday, 2 May 2012 at 9.30am and at any adjournment or postponement of that meeting.

Chairman to vote undirected proxies in favour: I/We acknowledge that the Chairman of the Meeting intends to vote undirected proxy appointments in favour of each item of business, to the extent permitted by law.

Chairman authorised to exercise proxies on remuneration related matters: If I/we have appointed the Chairman of the Meeting as my/our proxy (or the Chairman of the Meeting becomes my/our proxy by default), I/we expressly authorise the Chairman of the Meeting (to the maximum extent permitted by law) to exercise my/our proxy in respect of items 2 and 4 even though those items are connected directly or indirectly with the remuneration of a member of the key management personnel for the Alumina consolidated group.

STEP 2 ## Items of Business

PLEASE NOTE: If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

		For	Against	Abstain
Item 2	Adoption of Remuneration Report	☐	☐	☐
Item 3	Election of Mr Peter C Wasow as a Director	☐	☐	☐
Item 4	Grant of Performance Rights to Chief Executive Officer (Long Term Incentive)	☐	☐	☐
Item 5	Renewal of Proportional Takeover Approval Provisions in Constitution	☐	☐	☐

Appointing a second Proxy

I/We wish to appoint a second proxy

☐ Mark with a 'X' if you wish to appoint a second proxy **AND** ☐ % **OR** ________ State the percentage of your voting rights or the number of securities for this Proxy Form.

SIGN ## Signature of Securityholder(s) *This section must be completed.*

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ________ Contact Daytime Telephone ________ Date / /

AWC 144804A Computershare